SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 12, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INTRODUCTION
ADDITIONAL NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
ADDITIONAL INFORMATION ON NOTE 8 TO THE FINANCIAL STATEMENTS - EARNINGS PER SHARE (EPS) AND SHARES OUTSTANDING
RATIO OF EARNINGS TO FIXED CHARGES
SUPPLEMENTAL GUARANTOR CONSOLIDATING INCOME STATEMENT (JUNE 2008)
SUPPLEMENTAL GUARANTOR CONSOLIDATING INCOME STATEMENT (JUNE 2007)
SUPPLEMENTAL GUARANTOR CONSOLIDATING BALANCE SHEET (JUNE 2008)
SUPPLEMENTAL GUARANTOR CONSOLIDATING BALANCE SHEET (DECEMBER 2007)
SUPPLEMENTAL GUARANTOR CONSOLIDATING CASH FLOW STATEMENT (JUNE 2008)
SUPPLEMENTAL GUARANTOR CONSOLIDATING CASH FLOW STATEMENT (JUNE 2007)
GUARANTEE OF OTHER SECURITIES
INCORPORATION BY REFERENCE
SIGNATURES
This Form 6-K consists of the Financial Reporting Second Quarter 2008, together with additional information regarding supplemental guarantor information pursuant to Rule 3-10 of Regulation S-X and ratio of earnings to fixed charges for UBS AG, which appear immediately following this page.

Financial Reporting
Second Quarter 2008

Second quarter 2008 report
12 August 2008
UBS Financial Highlights

	As of or for the quarter ended				% change from		Year-to-date
CHF million, except where indicated	30.6.08	31.3.08	30.6.07		1Q08	2Q07	30.6.08	30.6.07

Performance indicators from continuing operations

Diluted earnings per share (CHF) [1]	(0.17)	(5.26)	2.36		(97)		(5.02)	3.70
Return on equity attributable to UBS shareholders (%) [2]							(85.7)	31.8
Cost / income ratio (%) [3]	200.7	N/A [4]	61.9					65.4
Net new money (CHF billion) [5]	(43.8)	(12.8)	34.0				(56.5)	86.8

Group results

Operating income	4,021	(3,952)	16,014			(75)	69	29,500
Operating expenses	8,110	7,847	9,909		3	(18)	15,957	19,289
Operating profit before tax (from continuing and discontinued operations)	(4,030)	(11,679)	6,112		65		(15,710)	10,224
Net profit attributable to UBS shareholders	(358)	(11,535)	5,547		97		(11,893)	8,578

Personnel (full-time equivalents) [6]	81,452	83,839	81,557		(3)	0

UBS balance sheet and capital management

Balance sheet key figures
Total assets	2,077,635	2,231,019	2,540,057		(7)	(18)
Equity attributable to UBS shareholders	44,283	16,386	51,146		170	(13)

Market capitalization [7]	62,874	59,843	151,203		5	(58)

BIS capital ratios [8]
Tier 1 (%)	11.6	6.9	12.3	[9]
Total BIS (%)	15.7	10.7	15.5	[9]
Risk-weighted assets	323,177	333,300	378,430	[9]	(3)

Invested assets (CHF billion)	2,763	2,759	3,265		0	(15)

Long-term ratings
Fitch, London	AA-	AA	AA+
Moody’s, New York [10]	Aa2	Aa1	Aaa
Standard & Poor’s, New York	AA-	AA	AA+

1	For the earnings per share calculation, see Note 8 to the financial statements of this report.

2	Net profit attributable to UBS shareholders from continuing operations year-to-date (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).

3	Operating expenses / operating income before credit loss expense or recovery.

4	The cost / income ratio is not meaningful due to negative income.

5	Excludes interest and dividend income.

6	Excludes personnel from private equity (part of Corporate Center).

7	For further details, refer to the share information on page 92 of this report.

8	For further details, refer to the capital management section of this report.

9	The calculation prior 2008 is based on the Basel I approach.

10	Moody’s long-term rating was changed to Aa2 on 4 July 2008 and to Aa1 on 1 April 2008.

Financial calendar

Extraordinary general meeting		Thursday, 2 October 2008
Publication of third quarter 2008 results		Tuesday, 4 November 2008
Publication of fourth quarter 2008 results		Tuesday, 10 February 2009
Annual general meeting		Wednesday, 15 April 2009
Publication of first quarter 2009 results		Tuesday, 5 May 2009

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Interactive Second Quarter 2008 Report

An interactive version of this report can be viewed online in the Second Quarter 2008 Results section of the UBS Analysts & Investors website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of UBS reports can be obtained from: UBS AG, Printed & Branded Products, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Second quarter 2008 report
12 August 2008
Letter to shareholders
Dear shareholders,
UBS recorded a net loss attributable to shareholders of CHF 358 million in second quarter 2008. The result reflects realized and unrealized losses of USD 5.1 billion on risk positions, mainly on exposures related to US residential real estate and other credit positions. We also booked a provision of USD 900 million (CHF 919 million) related to auction rate securities. We recognized a net income tax benefit of CHF 3,829 million. Though clearly unsatisfactory, this outcome in the second quarter of 2008 was an improvement on the results of the prior two quarters.
During the second quarter, we further reduced our legacy risk positions. Details are given in this financial report. This predominantly resulted from asset disposals and, to some extent, further valuation adjustments. The largest transaction was the sale of US mortgage-backed securities to a fund managed by BlackRock for USD 15.0 billion in May 2008.
The balance sheet totaled CHF 2,078 billion at 30 June 2008, compared with CHF 2,231 billion at 31 March 2008, a decline of 7%. Risk-weighted assets fell by 3% to CHF 323 billion over second quarter 2008. We successfully completed our rights issue in June 2008. The expansion of our equity base and the lower level of risk-weighted assets resulting from our risk and balance sheet reduction have allowed us to rebuild our capital ratios to the very strong levels we enjoyed prior to the outbreak of the credit crisis. Our tier 1 ratio of 11.6% and our total capital adequacy ratio of 15.7% are among the highest in the global banking industry.
We also continued to adjust our costs downwards in line with the lower levels of activity we saw - and expect to continue to see in the immediate future - from all our clients, including private and institutional investors as well corporate and other issuers. Total operating expenses rose by 3% compared with first quarter 2008, affected by the provision related to auction rate securities, but decreased by 18% compared with second quarter 2007. We reduced the number of people employed at UBS by 3% over the quarter to 81,452. There will be further savings in future quarters, with a Group efficiency program now under way.
During the second quarter, the Board of Directors (BoD) issued new organizational regulations that clarify the separation of responsibilities between UBS’s BoD and its executive management. In the new corporate governance model: the BoD has clear responsibility for setting strategy and supervises and monitors the business; the Chief Executive Officer (CEO) is fully responsible for the executive management of the bank; and the duties of the former Chairman’s Office are now allocated to an increased number of BoD committees. Risk governance has been overhauled and clarified, with the BoD ultimately responsible, through its newly established Risk Committee, for the highest level portfolio as well as risk concentration measures and limits.
Today, along with the release of second quarter results, we propose four candidates for election to the BoD, as well as various other important changes. This follows the completion of a strategic review by the BoD in conjunction with the Group CEO. We also announce changes to the Group Executive Board (GEB).
The overall purpose of these changes is to increase our strategic flexibility, simplify the way UBS operates and improve transparency of the results of each part of the business and accountability at levels of management, all of which are essential steps on to a recovery in financial performance, reputation and shareholder value. The seven streams, in what is a major project to re-engineer UBS, are:
•	revised incentive systems to reward divisional management and staff for shareholder value creation in their own business divisions (during fourth quarter 2008);

•	further enhancements to the funding framework so that the costs and structure of the liabilities of each business division approximate those of stand-alone competitors (end 2009);

•	adjustments to the executive governance structure to reflect the above changes (by end third quarter 2008);

•	development of targets and performance indicators consistent with the repositioning of the business divisions;

•	reduction of the size and scope of the Corporate Center in line with the re-allocation of process ownership to the divisions;

•	review of inter-divisional servicing, revenue sharing and referral arrangements (mid 2009); and

•	continuation of the strategic cost reduction program targeted at increasing the efficiency of the Group.

UBS expects the change program to be complete by the end of 2009. At the end of this project, UBS will have greatly increased strategic flexibility and a set of businesses that, though they operate under one brand, are accountable for their own financial results and the risk and resources they deploy to achieve them.
These changes will build on a number of operational achievements during the quarter.
As mentioned above, you - our shareholders - subscribed for CHF 15.6 billion in new equity in the rights issue. This is a vote of confidence by you in the fundamental strengths of our businesses that we deeply appreciate.
We introduced a Group-wide efficiency project to systematically identify opportunities to reduce or eliminate unneeded or duplicative activities, processes and costs. The results of this project will allow us to, quickly and effectively, implement Corporate Center cost reductions and allocate certain Corporate Center tasks to the business groups.
We developed, subject to regulatory approval, a trust structure that will offer to purchase tax-exempt auction preferred stock (APS) at par, plus accrued and unpaid dividends, from clients who held these securities at UBS with a record date of 15 July 2008. We have subsequently announced a comprehensive settlement with the SEC and certain US state regulatory authorities, in principle, for all clients holding auction rate securities and booked a provision of USD 900 million (CHF 919 million).
We further expanded the footprint of our European wealth management business through the acquisition of VermogensGroep of the Netherlands.
UBS will set up operations in the Kingdom of Saudi Arabia and has selected a CEO for UBS Saudi Arabia. In addition, UBS has applied for a license to operate in Qatar and will expand Investment Banking Department and Equity research coverage in the region. This set of initiatives reflects UBS’s long-term commitment to the Middle East and will help achieve its goal of becoming one of the region’s leading financial services providers.

Second quarter 2008 report
12 August 2008
It is now quite clear that the world’s financial industry has experienced an event so extreme, and so rare, that we struggle to find historical parallels. There are very many lessons to learn from the fact that UBS was so badly affected. One thing that is clear is that regulatory scrutiny will continue to grow, and this might constrain UBS’s options in the future. We are fully committed to putting into place fundamental changes to the way UBS is run, both in the way it makes strategic decisions and in the way these are carried out. The effect of these changes will not be easily visible in the firm’s immediate financial results: instead, their success will be established only when UBS has recovered its financial standing and reputation, and when you - our shareholders - have begun to see a recovery in the value we create for you.
Outlook: In the second half of the year we do not expect any improvement in current adverse economic and financial market trends. We will continue our program to reduce personnel levels, costs and risk concentrations.
12 August 2008
UBS

Peter Kurer	Marcel Rohner
Chairman	Chief Executive Officer

Changes in 2008
Management report

Changes in 2008
12 August 2008
Changes in 2008
Accounting and presentation
Rounding
Numbers presented throughout this report may not add up precisely to the totals provided in the tables. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.
Mandatory equity deferral plan
The accrued compensation expense recognized in first quarter 2008 for awards to be granted to employees in early 2009 under UBS’s mandatory equity deferral plan, the Equity Ownership Plan (EOP), was based on the assumption that these awards would be subject to the same forfeiture rules as EOP awards granted in first quarter 2008. EOP awards granted in first quarter 2008 were expensed in 2007, the year preceding the award date.
During second quarter 2008, UBS decided that future awards to be granted to employees under the EOP will generally be forfeitable upon voluntary termination of employment. This is consistent with generally observed market practice.
As a consequence of this change, the compensation expense for these awards will be recognized over their vesting period, which will begin on the grant date of these awards. This led to the reversal of accruals made in first quarter 2008 for EOP awards to be granted in early 2009. This reversal resulted in a CHF 256 million reduction in personnel expenses for second quarter 2008, the majority of which was attributed to the Investment Bank, and an increase in tax expense of CHF 38 million.
Corporate governance update
New corporate governance guidelines
As announced at the annual general meeting (AGM) of 23 April 2008, UBS’s Board of Directors (BoD) has reviewed its corporate governance to bring it in line with best practices and proposed a number of changes in this area. Key changes, which were based on a thorough review of international best practices in corporate governance, are as follows:
•	In effect since 1 July 2008, UBS’s new organizational regulations clarify the separation of responsibilities between its BoD and executive management. The BoD has a clear strategy-setting responsibility and both supervises and monitors the business. The Chief Executive Officer and the Group Executive Board are fully responsible for the executive management of the bank.
•	The review abolished the former Chairman’s Office and reallocated its duties and responsibilities to an increased number of BoD committees, with all BoD committees being given clear specification of their mandate and scope of operation. The scope of responsibilities of the Governance and Nominating Committee and the Human Resources and Compensation Committee has been expanded. New committees have been established to deal with risk and strategy, with the new Risk Committee being a particularly important step as it clarifies responsibilities for the firm’s risk governance between the BoD, as the most senior body of the firm, and executive management, to which it delegates certain powers. Refer to page 18 of this report for further details on changes to risk governance.
•	A Senior Independent Director position has been established and will be assumed by Sergio Marchionne, who will also continue in his role as UBS’s non-executive Vice Chairman. Role profiles and expectations have been clearly defined for the positions of Chairman of the BoD, Vice Chairman, Senior Independent Director and BoD members. It is expected that UBS will not require a full-time Executive Vice Chairman in the future.
Changes to the Board of Directors
On 1 July 2008, UBS announced that Stephan Haeringer, Rolf Meyer, Peter Spuhler and Lawrence Weinbach have tendered their resignations effective in October 2008. Following the proposal of the Governance and Nominating Committee, the UBS BoD nominates Sally Bott, Rainer-Marc Frey, Bruno Gehrig and William G. Parrett for election as independent members of the BoD for a term of office to expire at the 2009 AGM. All four nominees possess strong backgrounds in the financial services industry. The nominees shall be proposed for election at the extraordinary general meeting of UBS AG on 2 October 2008.

UBS results in second quarter 2008
Management report
— Net loss attributable to UBS shareholders of CHF 358 million
Operating income
Net income from trading businesses was negative CHF 3,935 million. The most substantial impact came from additional credit valuation adjustments on protection bought from monoline insurers. Most of the other losses relate to exposures to the US residential real estate market (sub-prime and Alt-A) and the US reference-linked note program.
Net income from interest margin businesses was down by 1% from second quarter 2007 to CHF 1,526 million, as higher loan and savings volumes at Wealth Management International & Switzerland were offset by lower income from mortgages and savings accounts.
Net fee and commission income, at CHF 6,221 million, was down by 21% from a year earlier, with decreases in all major categories.
Operating expenses
Personnel expenses were down by 36% from second quarter 2007, at CHF 4,612 million, reflecting primarily lower accruals on performance-related compensation and the reversal of accruals recognized in first quarter 2008 relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards.
General and administrative expenses increased by 25% in second quarter 2008 compared with the same period one year prior. Cost-cutting in all categories was offset by provisions made for the expected costs of the repurchase of auction rate securities and related costs, including fines, of USD 900 million (CHF 919 million).
Income taxes
Recognition of a net income tax benefit of CHF 3,829 million for second quarter 2008. This includes a net impact of CHF 3,200 million from the recognition of a deferred tax asset on available tax losses.

UBS results in second quarter 2008
12 August 2008
Key performance indicators
UBS focuses on four key performance indicators: return on equity, diluted earnings per share, cost / income ratio and net new money. These are designed to monitor the continuous delivery of adequate returns to shareholders and are calculated using results from continuing operations.

	Year-to-date
	30.6.08	30.6.07

Return on equity (RoE) (%) [1]	(84.7)	32.4
RoE from continuing operations (%) [1]	(85.7)	31.8

	Quarter ended			Year-to-date
	30.6.08	31.3.08	30.6.07	30.6.08	30.6.07

Diluted earnings per share (EPS) (CHF) [2]	(0.14)	(5.23)	2.48	(4.97)	3.82
Diluted EPS from continuing operations (CHF) [2]	(0.17)	(5.26)	2.36	(5.02)	3.70

Cost / income ratio (%) [3]	200.7	N/A [4]	61.9		65.4

Net new money (CHF billion) [5]	(43.8)	(12.8)	34.0	(56.5)	86.8

RoE [1]

in %

3M06
6M06
9M06
12M06
3M07
6M07
9M07
12M07
3M08
6M08
50
0
–50
–100
–150
–200
(85.7)

■ RoE from continuing operations — RoE

■ Impact on RoE from continuing operations from gain on sale of 20.7% stake in Julius Baer (CHF 1,926 million, post-tax) and costs related to the closure of Dillon Read Capital Management (CHF 127 million, post-tax)

Diluted earnings per share [2]

CHF

1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
4
2
0
–2
–4
–6
(0.47)

■ Diluted earnings per share from continuing operations — Diluted earnings per share

■ Impact on diluted earnings per share from continuing operations from gain on sale of 20.7% stake in Julius Baer (CHF 1,926 million, post-tax) and costs related to the closure of Dillon Read Capital Management (CHF 127 million, post-tax)

Cost/income ratio [3]

in %

1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
200.7
200
180
160
140
120
100
80
60
40
N/A[4]
N/A[4]

□ Impact on cost/income ratio from gain on sale of 20.7% stake in Julius Baer (CHF 1,950 million, pre-tax) and costs related to the closure of Dillon Read Capital Management (CHF 212 million, pre-tax)

Net new money [5]

CHF billion

1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
50
25
0
–25
–50
(43.8)

1	Net profit attributable to UBS shareholders (annualized as applicable) / average equity attributable to UBS shareholders less distributions (estimated as applicable).

2	Details of the earnings per share calculation can be found in Note 8 to the financial statements of this report.

3	Operating expenses / operating income before credit loss expense or recovery.

4	The cost / income ratio is not meaningful due to negative income.

5	Excludes interest and dividend income.

Return on equity
UBS’s annualized return on equity (RoE) from continuing operations was negative 85.7% in first half 2008 compared with positive 31.8% in first half 2007, following substantial negative impact from Investment Bank losses on exposures related to the US residential real estate market and other credit positions.
Earnings per share
Diluted earnings per share (EPS) from continuing operations were negative CHF 0.17 in second quarter 2008. Profits were impacted by the same factors as RoE and the number of shares outstanding increased following the rights issue completed in June 2008 and the stock dividend paid in April 2008. The second quarter 2008 diluted EPS calculation assumes the issuance of the shares issuable upon conversion of the mandatory convertible notes issued on 5 March 2008. In comparison, diluted EPS were CHF 2.36 in second quarter 2007.
Cost/income ratio
The cost/income ratio was 200.7% in second quarter 2008.
Net new money
Second quarter 2008 saw net new money outflows of CHF 43.8 billion, compared with inflows of CHF 34.0 billion in second quarter 2007. This occurred in the context of continuing credit market turbulence and its impact on the firm’s operating performance and reputation. At the end of second quarter 2008, total invested assets stood at CHF 2,763 billion, of which CHF 2,006 billion were attributable to Global Wealth Management & Business Banking and CHF 757 billion were attributable to Global Asset Management.
Global Wealth Management & Business Banking saw total net new money outflows of CHF 19.3 billion. Wealth Management International & Switzerland recorded net out-flows of CHF 9.3 billion, Wealth Management US recorded net outflows of CHF 8.0 billion and Business Banking Switzerland recorded net outflows of CHF 2.0 billion. Outflows of net new money for Global Wealth Management & Business Banking were most pronounced in April.
Global Asset Management saw total net new money outflows of CHF 24.5 billion, with underperformance in certain investment capabilities in prior quarters also contributing to outflows. Institutional clients recorded net outflows of CHF 8.4 billion, with outflows in multi-asset, fixed income and equities mandates partly offset by inflows into alternative and quantitative investments and real estate. Wholesale intermediary recorded net outflows of CHF 16.1 billion, with outflows in multi-asset, fixed income, equities and real estate funds partly offset by inflows into alternative and quantitative investments.
Net new money 1

	Quarter ended			Year-to-date
CHF billion	30.6.08	31.3.08	30.6.07	30.6.08	30.6.07

Wealth Management International & Switzerland	(9.3)	2.5	32.7	(6.7)	66.6
Wealth Management US	(8.0)	3.1	2.5	(4.9)	13.4
Business Banking Switzerland	(2.0)	(1.9)	0.8	(3.9)	3.5

Global Wealth Management & Business Banking	(19.3)	3.7	36.0	(15.5)	83.5

Institutional	(8.4)	(9.6)	(2.5)	(17.9)	0.2
Wholesale intermediary	(16.1)	(6.9)	0.5	(23.1)	3.1

Global Asset Management	(24.5)	(16.5)	(2.0)	(41.0)	3.3

UBS	(43.8)	(12.8)	34.0	(56.5)	86.8

1	Excludes interest and dividend income.
Invested assets

	As of			% change from
CHF billion	30.6.08	31.3.08	30.6.07	31.3.08	30.6.07

Wealth Management International & Switzerland	1,145	1,133	1,280	1	(11)
Wealth Management US	712	709	898	0	(21)
Business Banking Switzerland	149	152	167	(2)	(11)

Global Wealth Management & Business Banking	2,006	1,994	2,345	1	(14)

Institutional	448	445	552	1	(19)
Wholesale intermediary	310	320	368	(3)	(16)

Global Asset Management	757	765	920	(1)	(18)

UBS	2,763	2,759	3,265	0	(15)

UBS results in second quarter 2008
12 August 2008
Group results
Income statement (unaudited)

	Quarter ended			% change from		Year-to-date
CHF million, except per share data	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Continuing operations

Interest income	17,530	20,222	29,011	(13)	(40)	37,752	54,953
Interest expense	(16,294)	(18,543)	(28,182)	(12)	(42)	(34,837)	(52,816)

Net interest income	1,236	1,679	829	(26)	49	2,915	2,137
Credit loss (expense) / recovery	(19)	(311)	14	(94)		(329)	15

Net interest income after credit loss expense	1,217	1,368	843	(11)	44	2,586	2,152
Net fee and commission income	6,221	6,215	7,846	0	(21)	12,436	15,110
Net trading income	(3,543)	(11,643)	4,374	70		(15,186)	9,041
Other income	125	108	2,951	16	(96)	233	3,197

Total operating income	4,021	(3,952)	16,014		(75)	69	29,500

Cash components	4,836	5,226	6,377	(7)	(24)	10,062	12,670
Share-based components	(224)	48	876			(176)	1,677

Total personnel expenses	4,612	5,274	7,253	(13)	(36)	9,887	14,347
General and administrative expenses	2,831	2,243	2,270	26	25	5,074	4,172
Depreciation of property and equipment	277	281	322	(1)	(14)	558	622
Impairment of goodwill	341	0	0			341	0
Amortization of intangible assets	49	49	64	0	(23)	98	148

Total operating expenses	8,110	7,847	9,909	3	(18)	15,957	19,289

Operating profit from continuing operations before tax	(4,089)	(11,799)	6,105	65		(15,889)	10,211
Tax expense	(3,829)	(297)	676			(4,126)	1,597

Net profit from continuing operations	(260)	(11,502)	5,429	98		(11,763)	8,614

Discontinued operations

Profit from discontinued operations before tax	59	120	7	(51)	743	179	13
Tax expense	1	0	(260)			1	(262)

Net profit from discontinued operations	58	120	267	(52)	(78)	178	275

Net profit	(202)	(11,382)	5,696	98		(11,584)	8,889

Net profit attributable to minority interests	156	153	149	2	5	309	311
from continuing operations	155	107	149	45	4	262	311
from discontinued operations	1	46	0	(98)		47	0

Net profit attributable to UBS shareholders	(358)	(11,535)	5,547	97		(11,893)	8,578
from continuing operations	(415)	(11,609)	5,280	96		(12,025)	8,303
from discontinued operations	57	74	267	(23)	(79)	132	275

Earnings per share

Basic earnings per share (CHF)	(0.14)	(5.22)	2.55	97		(4.95)	3.94
from continuing operations	(0.16)	(5.25)	2.42	97		(5.01)	3.81
from discontinued operations	0.02	0.03	0.12	(33)	(83)	0.05	0.13
Diluted earnings per share (CHF)	(0.14)	(5.23)	2.48	97		(4.97)	3.82
from continuing operations	(0.17)	(5.26)	2.36	97		(5.02)	3.70
from discontinued operations	0.02	0.03	0.12	(33)	(83)	0.05	0.12

Additional information

Personnel (full-time equivalents)[1]	81,452	83,839	81,557	(3)	0

1	Excludes personnel from private equity (part of Corporate Center).

2Q08 vs 2Q07:
Net loss attributable to UBS shareholders was CHF 358 million, down from a net profit of CHF 5,547 million. Net loss from continuing operations totaled CHF 415 million compared with a net profit of CHF 5,280 million. This decline mainly reflects negative revenues in the fixed income, currencies and commodities (FICC) area of the Investment Bank. The most substantial impact came from additional credit valuation adjustments on protection bought from monoline insurers. Most of the other losses relate to exposures to the US residential real estate market (sub-prime and Alt-A) and the US reference-linked note program. Wealth Management US made provisions of USD 900 million (CHF 919 million) for the expected costs of the repurchase of auction rate securities and related costs, including fines. Second quarter 2007 results included a gain of CHF 1,926 million from the sale of a 20.7% stake in Julius Baer and charges of CHF 127 million related to the closure of Dillon Read Capital Management (DRCM). Discontinued operations saw a net profit of CHF 57 million compared with net profit of CHF 267 million.
First half 2008 vs first half 2007:
Net loss attributable to UBS shareholders was CHF 11,893 million, down from a profit of CHF 8,578 million. Losses from continuing operations totaled CHF 12,025 million, a decline from a net profit of CHF 8,303 million. Discontinued operations saw net profit decline to CHF 132 million from CHF 275 million.
Operating income
2Q08 vs 2Q07:
Total operating income declined to CHF 4,021 million from CHF 16,014 million.
First half 2008 vs first half 2007:
Total operating income declined to CHF 69 million from CHF 29,500 million.
Net interest income and net trading income
2Q08 vs 2Q07:
Net interest income increased to CHF 1,236 million from CHF 829 million.
Net trading income declined to negative CHF 3,543 million compared with positive CHF 4,374 million.
First half 2008 vs first half 2007:
Net interest income rose to CHF 2,915 million from CHF 2,137 million.
Net trading income declined to negative CHF 15,186 million, compared with positive CHF 9,041 million.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). The dividend income component of interest income is volatile from period-to-period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, an analysis of the total according to the business activities that give rise to the income is shown below.
Net income from trading businesses
2Q08 vs 2Q07:
Net income from trading businesses dropped to negative CHF 3,935 million from positive CHF 3,359 million. Income was impacted by the losses mentioned above. See Note 3 to the financial statements of this report, the discussion of revenues of the FICC area of the Investment Bank on pages 50-51 and the discussion of risk concentrations on pages 18-25 of this report for further details on these losses.
As a result of the tightening of UBS’s credit spread in second quarter 2008, the Investment Bank recorded a loss on own credit of CHF 122 million in net trading income. This is a partial reversal from gains recorded in fourth quarter 2007 and first quarter 2008, as UBS’s credit spread widened during these periods.
During second quarter 2008, UBS significantly reduced its exposure to the US residential real estate market and other risk concentrations. The sale of US residential mortgage-backed securities (RMBSs) to a fund managed by BlackRock, as announced in May 2008, marked a significant step in this ongoing risk reduction exercise. UBS will continue to manage its remaining exposure to the US real estate market through

UBS results in second quarter 2008
12 August 2008
a separate work-out portfolio unit. In view of the significant reductions in risk exposures in second quarter 2008, however, UBS may determine not to place a subset of this portfolio into a new, wholly-owned entity, as originally envisaged.
FICC trading results were significantly impacted by the losses and writedowns mentioned above. Rates revenues increased, driven by increased revenues in derivatives swaps and options in Europe. Credit revenues were impacted by positions in proprietary strategies and adverse market conditions.
Equities trading revenues were down in the context of difficult trading conditions. While cash equities posted increased revenues, both derivatives and equity-linked suffered from adverse trading conditions. Proprietary trading revenues increased from the same period last year.
First half 2008 vs first half 2007:
Net income from trading businesses dropped to negative CHF 19,697 million from positive CHF 7,633 million. Losses and writedowns on risk positions were most pronounced in first quarter 2008.
As a result of the widening of UBS’s own credit spread that occurred in first half 2008, the Investment Bank recorded gains on own credit of CHF 1,981 million in net trading income. These gains will reverse if credit spreads tighten again, as occurred in second quarter 2008.
Net income from interest margin businesses
2Q08 vs 2Q07:
At CHF 1,526 million, net income from interest margin businesses was down by 1% from CHF 1,546 million. Higher loan and savings volumes at Wealth Management International & Switzerland were offset by lower income from mortgages, which saw margin pressure and an increase of client rate for savings accounts in first quarter 2008 at Business Banking Switzerland.
First half 2008 vs first half 2007:
Net income from interest margin businesses was up by 3% to CHF 3,107 million from CHF 3,012 million.
Net income from treasury activities and other
2Q08 vs 2Q07:
Net income from treasury activities and other was CHF 102 million, down from CHF 298 million. This difference was primarily due to a lower return achieved on the lower equity base and negative contributions from the management of the currency risk at Group level.
First half 2008 vs first half 2007:
Net income from treasury activities and other was CHF 4,318 million, up from CHF 533 million. This increase was primarily due to a gain of CHF 3,860 million in first quarter 2008 resulting from the accounting treatment of mandatory convertible notes (MCN) issued on 5 March 2008.
Net fee and commission income
2Q08 vs 2Q07:
Net fee and commission income was CHF 6,221 million, down by 21% from CHF 7,846 million. Income declined in all major fee categories, as outlined below:
•	underwriting fees fell by 30% to CHF 776 million, driven by a 37% decline in equity underwriting income with reduced market activities and an 18% decline in debt underwriting fees, which were negatively affected by adverse credit market conditions;
•	mergers and acquisitions and corporate finance fees fell by 37% to CHF 445 million, in an environment of lower mandated deal volumes;

•	net brokerage fees fell by 16% to CHF 1,563 million due to lower client transaction volumes in the wealth management businesses and the Investment Bank’s equity derivatives and exchange-traded derivatives businesses;

•	investment fund fees fell by 25% to CHF 1,437 million due to lower sales-based fees and the reduced average asset base;

•	portfolio and other management and advisory fees fell by 15% to CHF 1,636 million mainly due to reduced management, performance and advisory fees in Global Asset Management, as well as a lower asset base, and therefore lower related fees, in the wealth management businesses; and

•	other commission expenses decreased by 18% to CHF 441 million, mainly due to lower fees paid to fund distribution partners.
First half 2008 vs first half 2007:
Net fee and commission income was CHF 12,436 million, down by 18% from CHF 15,110 million. Income declined in all major fee categories, as outlined below:
•	underwriting fees fell by 40% to CHF 1,157 million, driven by a 46% decline in equity underwriting income with reduced market activities and a 31% decline in debt underwriting fees, which were negatively affected by adverse credit market conditions;
•	mergers and acquisitions and corporate finance fees fell by 25% to CHF 863 million, in an environment of lower mandated deal volumes;

•	net brokerage fees fell by 9% to CHF 3,410 million, driven by lower client transaction volumes in the wealth management businesses and the Investment Bank’s equity derivatives business;

•	investment fund fees fell by 17% to CHF 3,029 million due to lower sales-based fees and the reduced average asset base;

•	portfolio and other management and advisory fees fell by 13% to CHF 3,342 million mainly due to reduced management and performance fees from Global Asset Management, as well as a lower asset base, and therefore lower related fees, in the wealth management businesses; and

•	other commission expenses increased by 5% to CHF 1,027 million, as higher expense in cash equities of the Investment Bank was partially offset by lower fees paid to fund distribution partners.
Other income
2Q08 vs 2Q07:
Other income was CHF 125 million, a decrease from CHF 2,951 million. The main driver for this variation was the sale of the stake in Julius Baer completed in second quarter 2007.
First half 2008 vs first half 2007:
Other income was CHF 233 million, a decrease from CHF 3,197 million. The main driver for this variation was the sale of the stake in Julius Baer completed in first half 2007.
Operating expenses
2Q08 vs 2Q07:
Total operating expenses were CHF 8,110 million, down by 18% from CHF 9,909 million. This decline was driven by lower accruals on performance-related compensation and the reversal of CHF 256 million in accruals recognized in first quarter 2008 relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards. Under the new forfeiture provisions, EOP awards will be amortized over their vesting period and not accrued during the year preceding the award date. Further details regarding this adjustment can be found on page 6 of this report. This was partially offset by provisions made for the expected costs of the repurchase of auction rate securities and related costs, including fines, of USD 900 million (CHF 919 million).
First half 2008 vs first half 2007:
Total operating expenses were CHF 15,957 million, down by 17% from CHF 19,289 million.
Personnel expenses
2Q08 vs 2Q07:
Personnel expenses decreased by 36% to CHF 4,612 million from CHF 7,253 million, reflecting primarily lower accruals on performance-related compensation and an adjustment relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards. This adjustment of CHF 256 million for the Group, of which the majority was attributed to the Investment Bank, represents a reversal of accruals made in first quarter 2008. Further details regarding this adjustment can be found on page 6 of this report.
First half 2008 vs first half 2007:
Personnel expenses decreased by 31% to CHF 9,887 million from CHF 14,347 million, reflecting primarily lower accruals on performance-related compensation.
General and administrative expenses
2Q08 vs 2Q07:
At CHF 2,831 million, general and administrative expenses increased by CHF 561 million from CHF 2,270 million, as lower expenses in most categories were offset by provisions made for the expected costs of the repurchase of auction rate securities
Net interest and trading income

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Net interest income	1,236	1,679	829	(26)	49	2,915	2,137
Net trading income	(3,543)	(11,643)	4,374	70		(15,186)	9,041

Total net interest and trading income	(2,307)	(9,964)	5,203	77		(12,271)	11,178

Breakdown by businesses

Net income from trading businesses [1]	(3,935)	(15,761)	3,359	75		(19,697)	7,633

Net income from interest margin businesses	1,526	1,581	1,546	(3)	(1)	3,107	3,012

Net income from treasury activities and other	102	4,216	298	(98)	(66)	4,318	533

Total net interest and trading income	(2,307)	(9,964)	5,203	77		(12,271)	11,178

1	Includes lending activities of the Investment Bank.

UBS results in second quarter 2008
12 August 2008
and related costs of USD 900 million (CHF 919 million), including fines. The most significant cost reductions came from lower travel and entertainment spending, mainly in the Investment Bank, as well as lower professional fees and outsourcing of IT and other services. Marketing and public relations expenses declined as cuts were made to advertising costs.
First half 2008 vs first half 2007:
At CHF 5,074 million, general and administrative expenses increased by CHF 902 million from CHF 4,172 million. Provisions for auction rate securities as well as legal provisions and related legal fees mainly offset cost reductions in all other categories made throughout first half 2008.
Depreciation, amortization and impairment
2Q08 vs 2Q07:
Depreciation of property and equipment was CHF 277 million, down by CHF 45 million, reflecting leasehold improvements and lower depreciation in IT Infrastructure (ITI). At CHF 49 million, amortization of intangible assets declined by CHF 15 million from CHF 64 million.
A goodwill impairment charge of CHF 341 million was recorded in second quarter 2008, relating to the exiting of the municipal securities business and was attributed to the Investment Bank. For further information on the municipal securities business and the transfer of secondary market activities for these securities to Wealth Management US, refer to page 40. There was no goodwill impairment charge in second quarter 2007.
First half 2008 vs first half 2007:
Depreciation of property and equipment was CHF 558 million, down by CHF 64 million, reflecting leasehold improvements and lower depreciation in ITI. At CHF 98 million, amortization of intangible assets declined by CHF 50 million from CHF 148 million.
A goodwill impairment charge of CHF 341 million was recorded in first half 2008, as described above (no impairment charge in first quarter 2008). There was no goodwill impairment charge in first half 2007.
Tax
2Q08 vs 2Q07:
UBS recognized a net income tax benefit of CHF 3,829 million for second quarter 2008, which includes a net impact of CHF 3,200 million from the recognition of a deferred tax asset on available tax losses. The deferred tax asset relates to losses incurred in UBS AG, Switzerland, from the writedown of investments in US subsidiaries, following losses in these subsidiaries (predominantly related to US real estate), which can be utilized to offset taxable income in Switzerland in future years. In addition, the settlement of prior years’ tax audits contributed to the income tax benefit in second quarter 2008. UBS recognized a tax expense of CHF 676 million in second quarter 2007.
First half 2008 vs first half 2007:
UBS recognized a net income tax benefit of CHF 4,126 million for first half 2008, which mainly reflects a net impact of CHF 3,200 million from the recognition of a deferred tax asset on available tax losses in second quarter 2008, as described above. UBS recognized a tax expense of CHF 1,597 million in first half 2007.
Personnel
The number of people employed at UBS was 81,452 on 30 June 2008, down by 2,387, or 3%, compared with the end of first quarter 2008 and down 105 from the end of second quarter 2007.
In Global Wealth Management & Business Banking, staff levels decreased by 750 to 50,839 over the second quarter, with reductions spread across most functional areas, mainly in non-client facing units.
In the same period, Global Asset Management reduced staff levels by 40 to 3,861 mainly in logistics.
In comparison with 31 March 2008, staff levels on 30 June 2008 decreased by 1,695, or 8%, in the Investment Bank in line with the announced plans to reduce staff levels.
Staff levels at Corporate Center increased by 98 to 7,277 from first quarter 2008, mainly due to a higher number of employees in offshoring functions in India and Poland.
Personnel 1

	As of			% change from
Full-time equivalents (FTE)	30.6.08	31.3.08	30.6.07	31.3.08	30.6.07

Switzerland	27,516	27,946	27,318	(2)	1
UK	8,003	8,484	8,647	(6)	(7)
Rest of Europe	4,962	5,049	4,584	(2)	8
Middle East / Africa	130	142	121	(8)	7
USA	28,356	29,666	30,053	(4)	(6)
Rest of Americas	2,073	2,100	1,880	(1)	10
Asia Pacific	10,413	10,452	8,954	0	16

Total	81,452	83,839	81,557	(3)	0

1	Personnel numbers exclude full-time equivalents from private equity (part of Corporate Center): 5 for 2Q08, 5 for 1Q08, 3,913 for 2Q07.

Auction rate securities — recent developments
Following the significant disruption which occurred in the US market for auction rate securities (ARS) in early 2008, UBS has been seeking to address problems arising from this development. The majority of ARS remain illiquid with auctions continuing to fail, however, and clients are generally unable to sell their securities. On 8 August 2008, UBS entered into a settlement, in principle, with the New York Attorney General (NYAG), the Massachusetts Securities Division, the Securities and Exchange Commission and other state regulatory agencies represented by the North American Securities Administrators Association to restore liquidity to all remaining clients’ holdings of ARS. Under the agreement in principle, UBS has committed to purchase a total of USD 8.3 billion of ARS, at par, from most private clients during a two-year period beginning 1 January 2009. Private clients and charities holding less than USD 1 million in household assets at UBS will be able to avail themselves of this relief beginning 31 October 2008. In addition, UBS has agreed from June 2010 to purchase all or any of the remaining USD 10.3 billion of ARS, at par, from its institutional clients. UBS also will provide loans at no net cost to private clients for the par value of their ARS holdings starting in mid-September 2008, and will provide liquidity solutions to institutional clients.
This agreement follows, and is in addition to, UBS’s recent announcement that it intends to develop a trust structure that would have the ability to purchase approximately USD 3.5 billion in tax-exempt auction preferred stock, a type of ARS, at par from clients. UBS has also agreed to pay fines totalling USD 150 million to state regulatory agencies, and will be required to reimburse all clients for losses incurred from sales of ARS holdings between 13 February 2008 and 8 August 2008.
In connection with these matters, a provision of USD 900 million (CHF 919 million) is included in UBS’s second quarter 2008 results.
As a result of the agreement to repurchase ARS, UBS is exposed to additional credit and market risk, including interest rate risk, and will book an immaterial increase in risk-weighted assets. Substantial ARS repurchases would also offset to a degree UBS’s efforts to reduce its balance sheet size. The ultimate impact on UBS of the repurchase obligations is difficult to predict and will be affected by a number of factors including the timing of repurchases and possible restructurings and redemptions of ARS.
The portfolio of ARS that UBS has agreed to purchase from private clients and charities, based on par values at 31 July (excluding tax-exempt APS to which the proposed trust structure relates), is composed of student loan ARS (34%), municipal ARS (32%) and APS (34%). On the same basis, the portfolio held by institutional clients is much more heavily weighted to student loan ARS (91%), with municipal ARS constituting 6% and APS 3%. Based on credit ratings, the student loan ARS held by UBS clients is generally of higher quality than that currently held by UBS. At 30 June 2008, UBS had approximate net exposures of USD 8.3 billion in student loan ARS, USD 0.5 billion in municipal ARS and USD 0.3 billion in APS. For further details on UBS’s existing inventory of student loan ARS positions as of 30 June 2008, see the discussion on exposure to student loan asset-backed securities on page 24 of the “Risk management and control” section of this report.

Business group performance from continuing operations before tax

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Wealth Management International & Switzerland	1,266	1,429	1,529	(11)	(17)	2,696	3,032
Wealth Management US	(741)	183	139			(599)	294
Business Banking Switzerland	598	540	577	11	4	1,138	1,109

Global Wealth Management & Business Banking	1,123	2,152	2,245	(48)	(50)	3,275	4,435

Global Asset Management	352	330	207	7	70	682	602

Investment Bank	(5,233)	(18,228)	1,659	71		(23,462)	3,198

Corporate Center	(330)	3,947	1,994			3,617	1,976

UBS	(4,089)	(11,799)	6,105	65		(15,889)	10,211

Risk Management and Control
Management report

Risk management and control
12 August 2008
Risk Management and Control
Summary of key developments
UBS continues to endeavor to ensure that its risk management and control framework, as well as the structure and processes of its risk organization, incorporate the lessons learned from the impact of recent market turmoil as reported in the “Shareholder Report” on UBS writedowns published in April 2008. The key initiatives and events of second quarter 2008 are summarized below (with more detailed information available throughout pages 18 to 31 of this report):
•	UBS took decisive action to materially reduce its exposures to significant risk concentrations, specifically through sustained and ongoing sales during the quarter, the largest of which was the sale of US residential mortgage-backed securities to a fund managed by BlackRock. In addition to sales, further writedowns reduced exposures to US residential mortgage-related positions and student loan auction rate certificates (ARCs), and additional credit valuation adjustments were taken against credit default protection purchased from monoline insurers. Positions in leveraged finance were reduced, although UBS continues to participate in new transactions.

•	Group average value at risk (VaR 10-day 99% confidence based on five years of historical data) for second quarter 2008 was CHF 316 million, which was stable relative to the prior quarter. However, enhancements to the VaR model introduced at the end of June - designed to increase the granularity of credit spread risk representation between derivative, index and cash positions - resulted in a higher period-end VaR of CHF 382 million. As previously reported in first quarter 2008, positions in US sub-prime and Alt-A residential mortgage-backed securities (RMBSs), super senior RMBS CDOs, the US reference-linked note program, and related hedges, were excluded from VaR reporting and limits due to illiquidity. These positions are controlled primarily by volume-based limits that reduce as positions are worked down, supplemented by targeted stress scenarios.

•	UBS clarified the roles and responsibilities regarding risk management and control for its Board of Directors (BoD) and executive management. Under the revised set of Organization Regulations and Risk Authorities, effective 1 July 2008, the BoD is responsible for the highest-level portfolio and concentration measures and limits and the Group Chief Executive Officer (Group CEO) is authorized to deploy the allocated risk capacity in transactions, positions and exposures. A Group Executive Board (GEB) Risk Council replaces the GEB Risk Sub-Committee and will support the Group CEO. Additionally, a new BoD Risk Committee has been established to take on some responsibilities of the former Chairman’s Office.

•	On 14 May 2008, UBS announced that, effective 1 July 2008, the market and credit risk functions of the Investment Bank would be merged into a single unit to provide a more integrated approach to risk control. Thomas Daula, the former Chief Risk Officer (CRO) of Morgan Stanley, was appointed CRO of the Investment Bank with responsibilities for this new unit as well as operational risk. Also effective 1 July 2008, the former Group Chief Credit Officer of UBS was appointed Group Chief Operating Officer for Risk Control, with responsibility for key strategic projects and the development of risk control architecture and processes. Additionally, a combined Group Risk Methodology function has been established with responsibility for developing and improving risk measurement methodologies across the primary market and credit risk categories.
Market description
The positive sentiment seen at the end of first quarter 2008, that the credit crisis may be easing, was short-lived as trading conditions deteriorated significantly in the second half of May. A number of factors triggered the market decline, including inflation fears following a sharp increase in oil and food prices, market consensus that the US Federal Reserve had finished cutting interest rates, further dislocation in the US housing and broader credit markets, and continued concern over monoline insurers and certain financial institutions. As a result, second quarter 2008 ended with credit spreads and equity markets returning close to the levels observed at the start of April, while US interest rates ended higher.
Identified risk concentrations
A concentration of risk exists where: (i) positions in financial instruments are affected by changes in the same risk factor or group of correlated factors; and (ii) the exposure could, in the event of large but plausible adverse developments, result in significant losses.
The identification of risk concentrations necessarily entails judgment regarding potential future developments. This is because such developments cannot be predicted with certainty and may vary from period to period. In determining whether a concentration of risk exists, risk controllers consider a number of elements, both individually and in combination.

USD interest rates

Yield (%)

1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
6.0
4.8
3.6
2.4
1.2
0.0
Source: Markit
2y swap rate
TED (spread) US 3m

ABX 07-01

Price in %

1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
100
80
60
40
20
0
Source: Markit
AAA
AA
A
BBB

US corporate credit indices

Spread in bp

Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Mar 08
Apr 08
May 08
Jun 08
460
420
380
340
300
160
120
80
40
0
Source: Bloomberg
CDX XO 5Y S9
CDX FIN S9 5Y
CDX IG 5Y S9

US stock price development

Spot *Volatility in %*

Oct 07
Nov 07
Dec 07
Jan 08
Feb 08
Mar 08
Apr 08
May 08
Jun 08
1,600
1,530
1,460
1,390
1,320
1,250
33
28
23
18
13
8
Source: Bloomberg
S&P 500 composite price index (level)
VIX index of volatility of the S&P 500 (in %)

Note: The indices and price movements in the charts above are presented for illustrative purposes only and should not be interpreted as an indication that they necessarily were or can be used in determining the market value of any securities owned by UBS, or that the value of any portion of UBS’s portfolio will necessarily move in accordance with these indices or prices.
These elements include: the shared characteristics of the instruments; the size of the position; the sensitivity of the position to changes in risk factors and the volatility of those factors; and the liquidity of the markets in which the instruments are traded and the availability and effectiveness of hedges or other potential risk mitigants.
If a risk concentration is identified, it is assessed to determine whether it should be reduced or the risk should be mitigated, and the available means to do so. Identified concentrations are subject to increased monitoring.
Based on UBS’s assessment of the portfolios and asset classes where there is the potential for material loss in a stress scenario relevant to the current environment, the firm believes that the exposures shown below can be considered risk concentrations according to this definition.
There is clearly a possibility that material losses could arise on asset classes, positions and hedges other than those disclosed in pages 21 to 25, if for instance the correlations that emerge in a stressed environment differ markedly from those envisaged by UBS. The firm has, for example, exposures to other US asset-backed securities (ABSs), US prime mortgages, non-US residential and commercial real estate and mortgages (particularly the Swiss mortgage market), non-US ABSs, non-US reference-linked note (RLN) programs and structured credit programs, including exposure to the Canadian commercial paper market. UBS is exposed to credit spread and default risk on its fixed income trading inventory, to idiosyncratic and correlation risks on both equities and fixed income inventory, and to emerging markets country risk in many of its trading activities. It has derivatives transactions and a significant prime services business through which it is exposed to the hedge fund industry. If UBS decided to support a fund that it manages or another investment that it marketed to clients, this might increase risks in certain asset classes. The possibility of

Risk management and control
12 August 2008
material losses on such positions cannot be ruled out. For information concerning UBS’s efforts to address problems arising from the significant disruption that occurred in February 2008 in the US market for auction rate securities, including its settlement in principle with the SEC and state regulatory authorities on 8 August 2008, refer to the sidebar “Auction rate securities — recent developments” on page 15 of this report and Note 14 to the financial statements.
In the tables shown on pages 21 to 25, the size of the positions held by UBS is generally expressed as “net exposure”, with gross exposures detailed in the footnotes where relevant. Net exposure for each instrument class represents long positions minus short positions where hedge effectiveness is considered to be high. If, at some future date, hedges are considered to have become ineffective, UBS’s net exposures would increase.
From a risk management perspective, it is necessary to look beyond net exposure and consider important characteristics of the underlying assets and financial instruments - for example, factors such as vintages, delinquency rates and credit ratings in the underlying mortgage pools, differences in attachment points, timing of cash flows and control rights in the securities held, as well as basis risks and counterparty risk associated with the hedges.

Sale of US real estate-related assets to BlackRock fund
On 20 May 2008, UBS completed the sale of a portfolio of US residential mortgage-backed securities (RMBSs) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “fund”), a third-party entity managed by BlackRock, Inc. The portfolio had a notional value of approximately USD 22 billion and comprised primarily Alt-A and sub-prime related assets, and a limited amount of prime securities according to UBS’s classification of RMBS detailed in the “Risk management and control” section of UBS’s first quarter 2008 report. Based on fair value at the time of the transaction, approximately three-quarters of the assets sold consisted of 2006 and 2007 vintages. This transaction marked a significant step in UBS’s continuing program to reduce its exposures to US RMBSs. The fund is capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors. These investors will absorb any losses sustained by the fund up to a maximum of the equity investment. UBS has provided an eight-year amortizing USD 11.25 billion senior secured loan to the fund, collateralized by the RMBS assets held by the fund. The loan bears a commercial rate of interest with debt service being met from principal and interest received from the underlying mortgage pools. To date the loan has amortized in line with expectations. UBS does not retain an equity interest in the fund.
The USD 15 billion sale price was approximately in line with the fair value of the assets recorded by UBS at 31 March 2008.
UBS does not receive the majority of risks and rewards from the fund managed by BlackRock, as long as the fund remains financed with sufficient equity. UBS continues to monitor the development of the fund’s performance and would reassess the consolidation status if further deterioration of the underlying mortgage pools related to the US RMBS indicates that UBS may not fully recover the loan granted to the fund.
US RMBS assets sold

USD billion	Market value as of 30.4.08

Sub-prime	6.7
Alt-A	7.4
Prime	0.9

Total	15.0

Positions related to US residential sub-prime mortgages
UBS’s net exposure to sub-prime mortgages has been reduced by almost 60% since the end of first quarter 2008, to USD 6.7 billion at 30 June 2008, primarily through asset sales and, to a lesser extent, writedowns, hedging and amortizations. Writedowns were mainly recorded in super senior RMBS CDOs where average marks were substantially reduced. Significant asset sales were realized in RMBSs and also in super senior RMBS CDOs, where a significant sale of high grade CDOs took place in June. Certain short index positions were also reduced over second quarter 2008 due to active risk management of RMBS exposures.
On 30 June 2008, around 40% percent of UBS’s remaining positions in super senior RMBS CDOs related to mortgage loans of vintage 2005 or earlier. The other 60% related predominantly to mortgage loans with 2006 vintages, with a small amount relating to 2007 vintages. These securities have a range of subordination levels and maturities. Rights upon events of default also vary.
At the same date, approximately 90% of sub-prime RMBSs related to mortgage loans with 2006 and 2007 vintages, while the remaining securities related to mortgage loans of 2005 or earlier vintages. On 30 June 2008, the overwhelming majority of these RMBSs were rated AAA and had an expected weighted average life of just less than two years.
US sub-prime residential mortgage exposures and profit and loss information

	Net exposures	Profit and loss	Other net changes	Net exposures
USD million	as of 31.3.08 [1,2]	2Q08 [3]	in net exposures [4]	as of 30.6.08 [1,2,5]

Super senior residential mortgage-backed securities (RMBS) collateralized debt obligations (CDOs)	6,641	(756)	(2,212)	3,673
RMBSs	8,874	(13)	(5,910)	2,952
Warehouse and retained RMBS CDOs	133	(79)	46	100

Total	15,648	(848)	(8,076)	6,724

1	Net exposure represents market value of gross exposure net of short positions and hedges considered effective.

2	Includes USD 0.6 billion of residential mortgage-backed securities (RMBSs) CDO exposure where the hedge protection from a single monoline insurer is considered ineffective. See monoline table where this exposure is also included.

3	Amounts exclude credit valuation adjustments of USD 16 million taken in second quarter 2008 for a single monoline insurer where hedge protection is considered ineffective.

4	Includes additions, disposals, amortizations, adjustments to hedges and reclassifications, including changes in the fair value of hedges considered ineffective as set out in footnote 3.

5	At 30 June 2008, the market value of the gross exposure was USD 3.7 billion for super senior RMBS CDOs (excludes positions hedged with monoline insurers where hedges are considered effective), USD 5.6 billion for RMBS and USD 0.2 billion for warehouse and retained RMBS CDOs.
Positions related to US residential Alt-A mortgages
UBS reduced its net exposure to US residential Alt-A mortgages by approximately 60% since the end of first quarter 2008, to USD 6.4 billion at 30 June 2008, mainly through asset sales. The vast majority of UBS’s remaining Alt-A positions consists of AAA-rated RMBSs, backed by first lien mortgages, which amounted to USD 5.9 billion net exposure at 30 June 2008.
During second quarter 2008, Alt-A writedowns were mainly recorded in AAA-rated RMBSs backed by first lien mortgages.
US Alt-A residential mortgage exposures and profit and loss information

	Net exposures	Profit and loss	Other net changes	Net exposures
USD million	as of 31.3.08 [1]	2Q08	in net exposures [2]	as of 30.6.08 [1,3]

Super senior residential mortgage-backed securities (RMBSs) collateralized debt obligations (CDOs)	317	(42)	(275)	0
AAA-rated RMBSs backed by first lien mortgages	14,524	(454)	(8,164)	5,906
Other RMBSs	2,261	(134)	(1,648)	479

Total	17,102	(630)	(10,087)	6,384

1	Net exposure represents market value of gross exposure net of short positions and hedges considered effective.

2	Includes additions, disposals, amortizations, adjustments to hedges and reclassifications.

3	At 30 June 2008, the market value of the gross exposure was USD 6.0 billion for AAA-rated RMBSs backed by first lien mortgages and USD 0.7 billion for other RMBSs.
Positions related to the US reference-linked note program
The structure of UBS’s reference-linked note (RLN) program is explained in the sidebar on page 22.
UBS has created ten US RLNs to date. The maximum permitted face values of the underlying reference pools total USD 16.9 billion notional value, and UBS holds total notional credit protection of USD 3.8 billion (on average about 23%). The market value of the remaining credit protection was USD 1.6 billion on 30 June 2008.
At 30 June 2008, the total net exposure to assets held by UBS in connection with the US RLN program was USD 7.8 billion, a reduction of USD 1.1 billion since the end of first quarter 2008.
Losses in second quarter 2008 totaled USD 480 million and related mainly to the sub-prime and Alt-A component of the US RLN program. As there are multiple RLN programs which reference different pools of underlying assets and credit protection is specific to each RLN program, credit

Risk management and control
12 August 2008
US reference-linked note program exposures and profit and loss information

	Net exposures	Profit and loss	Other net changes	Net exposures
USD million	as of 31.3.08 [1,2]	2Q08 [3]	in net exposures [4]	as of 30.6.08 [1,2]

Sub-prime and Alt-A	2,851	(512)	(171)	2,168
Commercial mortgage-backed securities (CMBSs)	1,873	(9)	(115)	1,749
Other asset-backed securities and corporate debt	4,214	41	(377)	3,878

Total	8,938	(480)	(663)	7,795

1	Net exposure represents market value of gross exposure net of short positions and hedges considered effective.

2	US reference-linked note exposure has been excluded from the corresponding asset categories.

3	Includes profit and loss from macro hedges for the reference-linked note program overall.

4	Includes additions, disposals, amortizations, adjustments to hedges.
US reference-linked note program: gross versus net exposures

	30.6.08			31.3.08
	Gross	Remaining credit			Remaining credit
USD million	exposures	protection [1]	Net exposures	Gross exposures	protection [1]	Net exposures

Reference pool notional	16,851	3,826	13,025	16,851	3,826	13,025
Market value	9,411	1,616	7,795	10,516	1,578	8,938
of which: sub-prime and Alt-A	2,438	270	2,168	3,183	332	2,851
of which: commercial mortgage-backed securities (CMBS)	2,364	615	1,749	2,511	638	1,873
of which: other asset-backed securities and corporate debt	4,608	730	3,878	4,822	608	4,214

1	Attribution of credit protection to different asset categories for each transaction assumes that protection will be used first to absorb potential losses on sub-prime and Alt-A assets, second to absorb losses on CMBSs assets, and third to absorb losses on other asset categories.
protection may be fully utilized for certain asset classes in the individual programs. As a result, losses will not always be offset by a reduction in remaining credit protection.
Similarly, remaining credit protection may also increase as a result of amortizations, adjustments to hedges and disposals.

Reference-linked note program
Reference-linked notes (RLNs) are credit-linked notes issued by UBS and referenced to an underlying pool of assets which are consolidated on UBS’s balance sheet. The assets consist of a variety of fixed income positions, including corporate bonds, collateralized loan obligations, residential mortgage-backed securities, commercial mortgage-backed securities, collateralized debt obligations and other asset-backed securities. The proceeds of the notes provide UBS with credit protection, up to a certain percentage, against defined default events in the underlying asset pool. Maturity of the notes generally exceeds the average life of the instruments included in the underlying pool.
Through the lifetime of each RLN, UBS will realize losses if defaults in the underlying asset pool exceed the percentage protection, or if assets which do not ultimately default are sold at a loss.
Up to maturity, UBS is subject to revenue volatility as the RLN program is classified as held for trading under International Financial Reporting Standards and is therefore carried at fair value. Since the inception of the US RLN program, the credit protection has been valued using approaches that UBS considers to be consistent with market standard approaches for tranched credit protection. UBS seeks to actively manage its risk exposures in connection with the US RLN program via derivative and cash market positions. This can also contribute to revenue volatility.

Exposure to monoline insurers
The vast majority of UBS’s direct exposure to monoline insurers arises from over-the-counter (OTC) derivative contracts - mainly credit default swaps (CDSs) purchased to hedge specific positions. On 30 June 2008, the total fair value of CDS protection purchased from monoline insurers against these positions was USD 4.0 billion after cumulative credit valuation adjustments (CVAs) of USD 5.5 billion. Of these totals, USD 3.0 billion represents the fair value of CDSs bought as protection for portfolios of US RMBS CDOs, after cumulative credit valuation adjustments of USD 4.6 billion.
Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDSs. This, in turn, depends on the valuation of the instruments against which protection has been bought. A positive fair value, or a valuation gain, on the CDS is recognized if the fair value of the instrument it is intended to hedge is reduced.
The table below shows the CDS protection bought from monoline insurers to hedge specific positions. It illustrates the notional amounts of the protection originally bought, the fair value of the underlying instruments and the fair value of the CDSs both prior to and after credit valuation adjustments taken for these contracts. For risk management purposes, where hedges are deemed to be ineffective on 30 June 2008, the underlying US RMBS CDOs are treated as unhedged and are also included in the corresponding super senior RMBS CDO exposure. See Note 10 on page 86 for further details on CVA valuation and sensitivities.
Other than credit protection bought on positions detailed in the table below, UBS held a small amount of direct derivative exposure to monolines of USD 146 million after CVAs of USD 288 million, of which USD 94 million related to a monoline insurer that defaulted on its obligation to UBS. In its trading portfolio, UBS also has indirect exposure to monoline insurers through securities which they have guaranteed (“wrapped”) and are issued by US states and municipalities, US student loan programs and other asset-backed securities. These totaled approximately USD 9.8 billion on 30 June 2008 (approximately USD 14 billion on 31 March 2008).
Exposure to monoline insurers, by rating 1

USD million	30.6.08
			Fair value of CDSs		Fair value of CDSs
		Fair value of	prior to credit	Credit valuation	after credit
		underlying	valuation	adjustment as of	valuation
	Notional amount [3]	CDOs [4]	adjustment [5]	30.6.08	adjustment
	Column 1	Column 2	Column 3 (=1-2)	Column 4	Column 5 (=3-4)

Credit protection on US RMBS CDOs [2]	11,530	3,896	7,634	4,626	3,007
of which: from monolines rated AAA to A	4,866	1,582	3,284	1,461	1,823
on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	4,840	1,565	3,275	1,459	1,816
on US sub-prime RMBS CDOs mezzanine	0	0	0	0	0
on other US RMBS CDOs	26	17	9	2	7
of which: from monolines rated BBB and below	4,336	1,471	2,865	1,680	1,184
on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	1,444	335	1,109	628	481
on US sub-prime RMBS CDOs mezzanine	1,104	158	946	590	355
on other US RMBS CDOs	1,788	978	810	462	348
of which: hedges deemed ineffective	2,328	843	1,485	1,485	0
on US sub-prime residential mortgage-backed securities (RMBS) CDOs high grade	0	0	0	0	0
on US sub-prime RMBS CDOs mezzanine	1,584	557	1,026	1,026	0
on other US RMBS CDOs	744	286	458	458	0

Credit Protection on other assets [2]	12,957	11,100	1,857	890	966
of which: from monolines rated AAA to A	6,978	5,745	1,233	506	727
of which: from monolines rated BBB and below	5,979	5,355	624	384	239
of which: hedges deemed ineffective	0	0	0	0	0

Total 30.6.08	24,487	14,996	9,491	5,516	3,973

Total 31.3.08	24,564	15,616	8,949	2,616	6,333

1	Excludes the benefit of credit protection purchased from unrelated third parties.

2	Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.

3	Represents gross notional amount of credit default swaps (CDSs) purchased as credit protection.

4	Collateralized debt obligations (CDOs).

5	Credit default swaps (CDSs).

Risk management and control
12 August 2008
Exposure to student loan asset-backed securities
Auction rate certificates (ARCs) and variable rate demand obligations (VRDOs) are long-term securities structured to allow frequent reset of their coupon and, at the same time, the possibility for holders to redeem their investment or, in the case of ARCs, sell it in a periodic auction, giving the securities some of the characteristics of a short-term instrument in normal market conditions. They are typically issued by municipal entities and student loan trusts, and may be wrapped by monoline insurers.
Coupons paid on ARCs are determined by an auction at the beginning of each interest reset period, whereas VRDO coupons are adjusted on a periodic basis, the intention being to allow investors to earn a market rate of interest. VRDOs typically include a feature allowing an investor to sell the security to a liquidity provider, generally a bank. UBS acts as a re-marketing coordinator for certain student loan ARC and VRDO programs. Although it is not obligated to do so, UBS has provided liquidity, from time to time, to these markets by submitting bids to ARC auctions and in the case of VRDOs by purchasing securities in the re-marketing period.
In second quarter 2008, the market for student loan ABSs continued to deteriorate and inventory was marked down accordingly to reflect this. This resulted in a loss of USD 454 million in second quarter 2008, mainly in student loan ARCs. For information concerning UBS’s efforts to address problems arising from the significant disruption that occurred in February 2008 in the US market for auction rate securities, including its settlement in principle with the SEC and state regulatory authorities on 8 August 2008, refer to the sidebar “Auction rate securities — recent developments” on page 15 of this report and Note 14 to the financial statements. See Note 10 to the financial statements, for details on ARC valuation and sensitivities.
On 30 June 2008, UBS had student loan ARC positions in its trading inventory with a market value totaling USD 8.3 billion, of which USD 4.7 billion were monoline wrapped.
Student loan exposure and profit and loss information

	Net exposures	Profit and loss	Other net changes	Net exposures
USD million	as of 31.3.08 [1]	2Q08	in net exposures [2]	as of 30.6.08 [1,3]

US student loan auction rate certificates [4]	8,701	(301)	(85)	8,315
US student loan variable rate demand obligations	125	0	(107)	18
Other US student loan ABSs	1,593	(153)	(738)	702

Total	10,419	(454)	(930)	9,035

1	Net exposure represents market value of gross exposure net of short positions and hedges considered effective.

2	Includes additions, disposals, amortizations and adjustments to hedges.

3	At 30 June 2008, USD 4.7 billion of the US student loan auction rate certificates (ARCs) were monoline wrapped.

4	In addition to the US student loan ARCs, UBS was holding USD 0.5 billion of municipal ARCs on 30 June 2008. The corresponding amount for 31 March 2008 was USD 1.1 billion.
Positions related to US commercial real estate
At 30 June 2008, UBS had exposures to US commercial real estate (CRE) from three sources. The first was super senior commercial mortgage-backed securities (CMBS) CDOs amounting to USD 0.7 billion. The second category was trading inventory, which included CMBS cash and derivative positions, and positions held for securitization, amounting to a net exposure of USD 4.6 billion at 30 June 2008. Around 90% of CMBS positions are rated A or better. UBS continues to actively trade and risk manage this portfolio using relatively liquid derivatives on CMBS and CMBX indices. The increase in net exposure over second quarter 2008 reflects primarily a correction in the method of calculation of derivative trading exposures and an increase in value of positions. Gross and net exposures are not the only measures of risk used by UBS to manage these exposures, and other key measures include credit spread sensitivities.
US commercial real estate exposures and profit and loss information

	Net exposures	Profit and loss	Other net changes	Net exposures
USD million	as of 31.3.08 [1]	2Q08	in net exposures [2]	as of 30.6.08 [1,3]

Super senior CMBS collateralized debt obligations (CDOs)	777	1	(83)	695
US CMBS/CMBX trading positions [4]	2,438	167	2,013	4,618
US commercial real estate loans [5]	3,117	149	(346)	2,920

Total	6,332	318	1,584	8,233

1	Net exposure represents market value of gross exposure net of short positions and hedges considered effective.

2	Includes additions, disposals, amortizations and adjustments to hedges.

3	At 30 June 2008, the market value of the gross exposure was USD 0.7 billion for super senior CMBS CDOs (excludes positions hedged with monoline insurers where hedges are considered effective), USD 13.4 billion for CMBS/CMBX trading positions and USD 2.9 billion for US commercial real estate loans.

4	In second quarter, inaccuracies in the treatment of certain derivative trading positions were corrected in order to better illustrate the risk from these positions. Had similar adjustments been made in the prior period, net exposures would have increased from USD 2.4 billion to USD 3.8 billion at the end of first quarter. As a result, total commercial real estate exposure at 31.3.08 would have increased from USD 6.3 billion to USD 7.7 billion. On the same basis, gross long positions in CMBS and CMBX trading positions actually decreased by approximately USD 1.6 billion over second quarter 2008 to USD 13.4 billion.

5	Includes net exposures of USD 397 million from equity investments.

The third category of CRE exposures consisted of direct loans and investments totaling USD 2.9 billion on 30 June 2008, of which USD 397 million are classified as equity investments. The assets in this category are diversified by sector and geography.
Exposure to leveraged finance deals
UBS had highly leveraged finance commitments that were entered into both before and after the market dislocation of July 2007. Transactions since July 2007 have typically had pricing terms and covenant and credit protection that are more favorable to underwriters and investors than those entered into in first half of 2007. From a risk perspective, on 30 June 2008, the fair value amount of commitments entered into by UBS before the dislocation (“old deals”) was USD 2.1 billion, while those entered into subsequent to the dislocation (“new deals”) totaled USD 4.0 billion. During second quarter 2008, UBS marked down its leveraged finance commitments by a further USD 152 million.
Leveraged finance commitments 1, 2, 3

	Net exposure	Net exposure
USD million	as of 30.6.08	as of 31.3.08

Old deals	2,083	3,191
of which: funded	1,957	2,911
New deals	4,019	4,808
of which: funded	2,127	3,763

Total	6,102	7,999

1	A leveraged finance deal is defined based on an internal rating which equals an external corporate credit rating of BB- or worse at the point of commitment.

2	The net exposure of a leveraged finance commitment represents the commitment amount less gross markdowns and effective hedges.

3	Exposures reported in first quarter 2008 represented notional commitment amounts less effective hedges. On 31 March 2008 the reported amounts were USD 3.6 billion for old deals and USD 5.0 billion for new deals.

Risk management and control
12 August 2008
Risk categories
Market risk
Market risk is the risk of loss resulting from changes in market variables of two broad types: general market risk factors and idiosyncratic components. General market risk factors include interest rates, exchange rates, equity market indices, commodity prices and general credit spreads. Idiosyncratic components are specific to individual names and affect the values of their securities and other obligations in tradable form, and derivatives referenced to those names.
Most of UBS’s market risk arises from the Investment Bank’s trading activities. Group Treasury, part of Corporate Center, assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss, and capital management responsibilities, while the wealth and asset management operations take limited market risk in support of client business.
Value at Risk
Value at Risk (VaR) is a statistical measure of market risk that represents a loss amount that should be greater in absolute value than the realized market risk losses the firm will experience over a set time horizon, assuming no change in the Firm’s trading positions, at an established probability. The tables on the next page show this statistic calibrated to a 10-day horizon and a 99% probability. The actual realized market risk loss experience may differ from that implied by the VaR measures of the firm for a variety of reasons. For example, fluctuations in market rates and prices in the future may differ from those evidenced during the historical period used in creating the VaR measure; the firm’s intra-period trading may mute or accentuate the losses; and the revenue consequences of a market move may differ from what is assumed in creating the VaR measure. All VaR measures are subject to these limitations to some extent and must be interpreted accordingly. Reviews of the performance of the VaR implementation at the firm indicate that the VaR measures did not accurately capture the relationships between the market risks associated with certain positions, particularly credit exposures, as well as the revenue impact of large market movements for some trading positions.
UBS continues to enhance its market risk measures and processes to improve the performance of the VaR model, particularly in light of the number of times daily negative revenues have exceeded reported VaR in recent quarters. Towards the end of second quarter 2008, UBS increased the granularity of credit spread risk representation in its VaR model between derivative, index and cash positions. This had a significant impact on period-end Investment Bank VaR (10-day-99% confidence based on five years of historical data) which ended the quarter at CHF 388 million, up from CHF 299 million at the prior period end. Average Investment Bank VaR, however, was less impacted and rose only slightly to CHF 313 million compared with CHF 306 million in first quarter 2008.
Interest rate VaR, which includes exposure to movements in general credit spreads as well as exposure to the level and shape of yield curves, continued to be the key driver of Investment Bank VaR in second quarter 2008. Directional interest rate exposure remained stable quarter-on-quarter. Credit spreads remained the dominant component of interest rate VaR, which increased significantly at the end of the quarter as a result of the more granular representation of credit spread risks referred to above. Without this enhancement, interest rate VaR would have been largely unchanged over the quarter.
Period-end and average equities VaR decreased over second quarter as a result of active reduction of single stock positions.
Average and maximum VaR for Corporate Center, which is generated entirely by Group Treasury positions, was high by recent standards. This resulted from temporary positions associated with Group Treasury’s management of the foreign exchange component of parent bank profit and losses. As in previous periods, VaR for UBS as a whole followed a similar pattern to Investment Bank VaR.
Backtesting
“Backtesting” compares 1-day VaR calculated on positions at the close of each business day with the revenues arising on those positions on the following business day. These “backtesting revenues” exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. When backtesting revenues are negative and greater than the previous day’s VaR, a “backtesting exception” occurs.
As reported in first quarter 2008, illiquid US residential mortgage-related positions were reclassified to banking book for regulatory capital and excluded from VaR and backtesting from 1 January 2008. In second quarter 2008, positions in student loan auction rate securities were also reclassified to banking book for regulatory capital and excluded from backtesting due to illiquidity of the positions but remain in VaR for risk control.
UBS experienced a further 11 backtesting exceptions in the first half of second quarter, largely as a result of the unprecedented credit spread tightening in this period and differential movements between asset classes that had previously been well correlated, which highlighted basis

UBS: Value at Risk (10-day, 99% confidence, five years of historical data) 1

	Quarter ended 30.6.08				Quarter ended 31.3.08
CHF million	Min.	Max.	Average	30.6.08	Min.	Max.	Average	31.3.08

Business groups
Investment Bank [2]	249	443	313	388	253	373	306	299
Global Asset Management	1	3	2	3	1	3	2	2
Global Wealth Management & Business Banking	2	4	3	3	2	8	4	2
Corporate Center	17	97	42	19	12	57	30	30
Diversification effect	[3]	[3]	(44)	(31)	[3]	[3]	(32)	(29)

Total	246	443	316	382	258	373	310	304

Diversification effect (%)			(12)	(8)			(9)	(9)

1	Includes all positions subject to Value at Risk (VaR) limits.

2	From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program.

3	As the minimum and maximum occur on different days for different business groups, it is not meaningful to calculate a portfolio diversification effect.
Investment Bank: Value at Risk (10-day, 99% confidence, five years of historical data) 1

	Quarter ended 30.6.08				Quarter ended 31.3.08
CHF million, except where indicated	Min.	Max.	Average	30.6.08	Min.	Max.	Average	31.3.07

Risk type
Equities	117	150	128	126	141	244	167	146
Interest rates (including credit spreads)	264	462	318	408	224	368	281	294
Foreign exchange	16	51	34	32	12	46	22	40
Energy, metals and commodities	20	60	37	21	25	57	37	48
Diversification effect	[2]	[2]	(204)	(199)	[2]	[2]	(201)	(229)

Total	249	443	313	388	253	373	306	299

Diversification effect (%)			(39)	(34)			(40)	(43)

1	Includes all positions subject to Value at Risk (VaR) limits. From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior residential mortgage-backed securities (RMBS) collateralized debt obligations (CDOs) and the US reference linked note program.

2	As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.
UBS: Value at Risk (1-day, 99% confidence, five years of historical data) 1, 2

	Quarter ended 30.6.08				Quarter ended 31.3.08
CHF million	Min.	Max.	Average	30.6.08	Min.	Max.	Average	31.3.07

Investment Bank [3]	102	150	117	135	107	137	119	108

UBS	101	152	117	135	106	141	120	111

1	10-day and 1-day Value at Risk (VaR) results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.

2	Includes all positions subject to VaR limits.

3	From 1 January 2008, excludes US residential sub-prime and Alt-A mortgage-related exposures, super senior RMBS CDOs and the US reference-linked note program. Positions in the Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 115 million in second quarter 2008 and CHF 116 million in first quarter 2008.
risks. Enhancements to the VaR model, which were made in second quarter, should address some of these issues and further improvements are planned.
The analysis of backtesting revenues over a one-year period is split between first half 2008 and the prior six months, as illustrated in the histograms on pages 28 to 29. Histograms comparing daily backtesting revenues with the corresponding VaR for days when the backtesting revenues are negative, are also shown on this basis. A positive result represents a loss less than VaR and a negative result represents a loss greater than VaR, and was therefore a backtesting exception. The histogram shows all daily revenues from businesses with trading activities, including positions classified as banking book for regulatory capital, and covers the 12 months to 30 June 2008.
As an essential complement to VaR, UBS runs macro stress scenarios bringing together various combinations of market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.

Risk management and control
12 August 2008

1	Excludes positions classified as banking book for regulatory capital purposes. Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading.

1	Excludes positions classified as banking book for regulatory capital purposes. Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading.

1	Includes positions classified as banking book for regulatory capital purposes. Includes all revenues from business areas which have trading activities.

1	Excludes positions classified as banking book for regulatory capital purposes. Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading. Analysis for loss days only.

1	Excludes positions classified as banking book for regulatory capital purposes. Backtesting revenues exclude non-trading revenues, such as commissions and fees, and revenues from intraday trading. Analysis for loss days only.
Credit risk
Credit risk is the risk of loss resulting from the failure of a client or counterparty to meet its contractual obligations. It arises on traditional banking products, such as loans and commitments, and on derivatives and similar transactions. A form of credit risk also arises on securities and other obligations in tradable form and their fair values are affected by changing expectations about the probability of failure to meet obligations as well as actual failures. Where these instruments are held in connection with a trading activity, UBS controls the risk as a market risk.
Credit loss expense
UBS recorded a credit loss expense of CHF 19 million in second quarter 2008, compared with CHF 311 million in first quarter 2008 and a recovery of CHF 14 million in second quarter 2007.
In second quarter 2008, the Investment Bank recorded a credit loss expense of CHF 10 million. In comparison, a credit loss expense of CHF 308 million was booked in first quarter 2008 and a recovery of CHF 3 million in second quarter 2007.
Global Wealth Management & Business Banking reported a CHF 8 million credit loss expense in second quarter 2008, compared with CHF 3 million in first quarter 2008 and net recoveries of CHF 11 million in second quarter 2007.
Gross lending portfolio
UBS’s gross lending portfolio was CHF 398 billion on 30 June 2008, up from CHF 388 billion on 31 March 2008. In Global Wealth Management & Business Banking, the gross lending portfolio was CHF 250 billion on 30 June 2008, compared with CHF 245 billion at the previous quarter-end, with the increase driven by secured lending activities in the international wealth management units. The gross lending portfolio in the Investment Bank was CHF 147 billion, up from CHF 142 billion on 31 March 2008. Excluding the variability of inter-bank placements, the increase was driven by the collateralized term loan to a fund managed by BlackRock. For further details of the BlackRock transaction, please see the “Risk management and control” section of this report.
The ratio of the impaired lending portfolio to total gross lending portfolio remained unchanged at 0.6% on 30 June 2008. The level of the gross impaired lending portfolio was CHF 2,205 million on 30 June 2008, up by 0.6% from CHF 2,192 million on 31 March 2008. In the Investment Bank the impaired lending portfolio increased by CHF 157 million to CHF 573 million in second quarter 2008, largely driven by some loans to US commercial real estate companies being classified as defaulted. However, these loans are collateralized and the estimated liquidation proceeds of the collateral are considered to be sufficient to cover potential non-payment by the counterparties. An overall provisioning level of 19% of the Investment Bank’s impaired lending portfolio was deemed to be sufficient due to the availability and quality of collateral. Global Wealth Management & Business Banking’s impaired lending portfolio decreased by CHF 144 million from first quarter 2008 to CHF 1,632 million in second quarter 2008.
Credit loss (expense) / recovery

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Global Wealth Management & Business Banking	(8)	(3)	11	167		(11)	32
Investment Bank	(10)	(308)	3	(97)		(318)	(17)

UBS	(19)	(311)	14	(94)		(329)	15

Risk management and control
12 August 2008
Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external causes, whether deliberate, accidental or natural. Operational risks are monitored and, to the extent possible, controlled and mitigated.
UBS recognizes that it cannot eliminate all operational risks and even where possible it may not always be cost-effective to do so.
Many potential causes of loss are identified before the probability, timing or amounts of future costs are known with certainty. International Financial Reporting Standards (IFRS) require UBS to make provisions for present obligations arising from past events, based on the best estimate of a liability, when it is probable that a payment will be required, and the amount of the obligation can be reliably estimated, even if the amount to be paid has not been exactly determined yet. This requires the exercise of judgment. Once UBS is able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.
UBS is also required to hold capital against operational risk, which is converted into a risk-weighted asset (RWA) equivalent, under the revised capital framework of Basel II which became effective on 1 January 2008. See the sidebar “Capital requirements under Basel II” on page 57 of the capital management section for further details and information regarding quarterly developments.
Allowances and provisions for credit losses

	Wealth Management
CHF million	International & Switzerland		Wealth Management US

As of	30.6.08	31.3.08	30.6.08	31.3.08

Due from banks	221	207	907	947
Loans	84,828	82,271	18,620	16,256

Total lending portfolio, gross [2]	85,049	82,478	19,527	17,203

Allowances for credit losses	(15)	(14)	0	0
Total lending portfolio, net	85,034	82,464	19,527	17,203

Impaired lending portfolio, gross	6	6	0	0
Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0

Impaired lending portfolio, net of collateral	6	6	0	0

Allocated allowances for impaired lending portfolio	6	6	0	0
Other allowances for lending portfolio	9	8	0	0

Total allowances for credit losses in lending portfolio	15	14	0	0

Allowances and provisions for credit losses outside of lending portfolio	0	0	0	0

Ratios

Allowances for lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.0	0.0

Impaired lending portfolio as a % of total lending portfolio, gross	0.0	0.0	0.0	0.0

Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	0.0	0.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	0.0	0.0

1	Includes Global Asset Management and Corporate Center.

2	Excludes loans designated at fair value.

		Global Wealth Management &
Business Banking Switzerland		Business Banking		Investment Bank		Others [1]		UBS

30.6.08	31.3.08	30.6.08	31.3.08	30.6.08	31.3.08	30.6.08	31.3.08	30.6.08	31.3.08

5,927	6,080	7,055	7,234	48,952	56,018	468	516	56,475	63,768
139,073	139,576	242,521	238,103	98,161	85,662	642	641	341,324	324,406

145,000	145,656	249,576	245,337	147,113	141,680	1,110	1,157	397,799	388,174

(852)	(869)	(867)	(883)	(111)	(107)	0	0	(978)	(990)
144,148	144,787	248,709	244,454	147,002	141,573	1,110	1,157	396,821	387,184

1,626	1,770	1,632	1,776	573	416	0	0	2,205	2,192
(571)	(705)	(571)	(705)	(410)	(247)	0	0	(981)	(952)

1,055	1,065	1,061	1,071	163	169	0	0	1,224	1,240

828	845	834	851	111	107	0	0	945	958
24	24	33	32	0	0	0	0	33	32

852	869	867	883	111	107	0	0	978	990

42	52	42	52	358	367	0	0	400	419

0.6	0.6	0.3	0.4	0.1	0.1	0.0	0.0	0.2	0.3

1.1	1.2	0.7	0.7	0.4	0.3	0.0	0.0	0.6	0.6

50.9	47.7	51.1	47.9	19.4	25.7	0.0	0.0	42.9	43.7

78.5	79.3	78.6	79.5	68.1	63.3	0.0	0.0	77.2	77.3

Business groups and Corporate Center results
Management report

Business groups and Corporate Center results
12 August 2008
Global Wealth Management & Business Banking
Pre-tax profit for Global Wealth Management & Business Banking was CHF 1,123 million in second quarter 2008, a decrease of 48% from the previous quarter. Contributing factors include a pre-tax loss in Wealth Management US, which was CHF 741 million primarily due to the USD 900 million (CHF 919 million) provision made in connection with auction rate securities, and reduced pre-tax profits in UBS’s international and Swiss wealth management businesses, which fell by 11% to CHF 1,266 million. Business Banking, on the other hand, saw an increase in pre-tax profit of 11% to CHF 598 million. The quarter saw net new money outflows of CHF 19.3 billion compared with inflows of CHF 3.7 billion in the prior quarter.
Business group reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Income	5,572	5,852	6,246	(5)	(11)	11,424	12,207
Credit loss (expense) / recovery	(8)	(3)	11	167		(11)	32

Total operating income	5,564	5,849	6,257	(5)	(11)	11,413	12,239

Cash components	2,457	2,559	2,657	(4)	(8)	5,015	5,259
Share-based components [1]	43	75	159	(43)	(73)	118	266

Total personnel expenses	2,500	2,634	2,816	(5)	(11)	5,134	5,525
General and administrative expenses	1,631	732	826	123	97	2,363	1,548
Services (to) / from other business units	229	253	291	(9)	(21)	482	575
Depreciation of property and equipment	63	59	58	7	9	122	110
Amortization of intangible assets	19	19	21	0	(10)	37	46

Total operating expenses	4,442	3,697	4,012	20	11	8,138	7,804

Business group performance before tax	1,123	2,152	2,245	(48)	(50)	3,275	4,435

Key performance indicators

Cost / income ratio (%) [2]	79.7	63.2	64.2			71.2	63.9

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion) [3]	17.0	17.0		0
Return on attributed equity (RoaE) (%) [4]						38.5
BIS risk-weighted assets (CHF billion) [5]	93.2	89.5	171.6	4
Return on BIS risk-weighted assets (%) [6]						7.2	5.5
Goodwill and intangible assets (CHF billion) [7]	6.0	5.9	6.0	2

Additional information

Invested assets (CHF billion)	2,006	1,994	2,345	1	(14)
Net new money (CHF billion) [8]	(19.3)	3.7	36.0			(15.5)	83.5
Client assets (CHF billion)	3,035	3,044	3,643	0	(17)
Personnel (full-time equivalents)	50,839	51,589	49,717	(1)	2

1	Additionally includes social security contributions and expenses related to alternative investment awards.

2	Operating expenses / income.

3	See page 60 for further explanation.

4	Year-to-date business group performance before tax (annualized as applicable) / attributed equity (year-to-date average).

5	BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework.

6	Year-to-date business group performance before tax (annualized as applicable) / BIS RWA (year-to-date average).

7	Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

8	Excludes interest and dividend income.

Wealth Management International & Switzerland
Business unit reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Income	2,861	3,056	3,202	(6)	(11)	5,917	6,273
Credit loss (expense) / recovery	(2)	(2)	0	0		(4)	0

Total operating income	2,859	3,054	3,202	(6)	(11)	5,913	6,273

Cash components	879	915	927	(4)	(5)	1,794	1,812
Share-based components [1]	19	27	62	(30)	(69)	46	103

Total personnel expenses	898	942	989	(5)	(9)	1,840	1,915
General and administrative expenses	257	267	261	(4)	(2)	524	493
Services (to) / from other business units	410	386	396	6	4	796	777
Depreciation of property and equipment	24	25	23	(4)	4	48	43
Amortization of intangible assets	4	5	4	(20)	0	9	13

Total operating expenses	1,593	1,625	1,673	(2)	(5)	3,217	3,241

Business unit performance before tax	1,266	1,429	1,529	(11)	(17)	2,696	3,032

Key performance indicators

Invested assets (CHF billion)	1,145	1,133	1,280	1	(11)
Net new money (CHF billion) [2]	(9.3)	2.5	32.7			(6.7)	66.6

Gross margin on invested assets (bps) [3]	100	101	103	(1)	(3)	101	104

Cost / income ratio (%) [4]	55.7	53.2	52.2			54.4	51.7

Client advisors (full-time equivalents)	6,006	6,017	5,342	0	12

Client advisor productivity
Revenues per advisor (CHF thousand) [5]	476	518	616	(8)	(23)	994	1,243
Net new money per advisor (CHF thousand) [6]	(1,547)	424	6,293			(1,125)	13,199
Invested assets per advisor (CHF thousand) [7]	189,470	205,835	238,356	(8)	(21)

International clients

Income	2,186	2,312	2,422	(5)	(10)	4,498	4,696

Invested assets (CHF billion)	900	884	992	2	(9)
Net new money (CHF billion) [2]	(3.8)	5.0	30.1			1.2	59.5

Gross margin on invested assets (bps) [3]	98	98	102	0	(4)	98	102

1	Additionally includes social security contributions and expenses related to alternative investment awards.

2	Excludes interest and dividend income.

3	Income (annualized as applicable) / average invested assets.

4	Operating expenses / income.

5	Income / average number of client advisors.

6	Net new money / average number of client advisors.

7	Average invested assets / average number of client advisors.

Business groups and Corporate Center results
12 August 2008
Business unit reporting (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Swiss clients

Income	675	744	780	(9)	(13)	1,419	1,577

Invested assets (CHF billion)	245	249	288	(2)	(15)
Net new money (CHF billion) [1]	(5.5)	(2.5)	2.6			(7.9)	7.1

Gross margin on invested assets (bps) [2]	109	112	109	(3)	0	111	111

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion) [3]	6.2	6.3		(2)
Return on attributed equity (RoaE) (%) [4]						86.3
BIS risk-weighted assets (CHF billion) [5]	30.1	30.8	61.9	(2)
Return on BIS risk-weighted assets (%) [6]						17.6	10.7
Goodwill and intangible assets (CHF billion) [7]	1.9	1.8	1.8	6

Additional information

Recurring income [8]	2,161	2,298	2,368	(6)	(9)	4,460	4,635
Client assets (CHF billion)	1,416	1,420	1,619	0	(13)
Personnel (full-time equivalents)	15,856	16,157	14,680	(2)	8

1	Excludes interest and dividend income.

2	Income (annualized as applicable) / average invested assets.

3	See page 60 for further explanations.

4	Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average).

5	BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework.

6	Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average).

7	Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

8	Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.
Key performance indicators: 2Q08 vs 1Q08
Net new money was negative CHF 9.3 billion compared with positive CHF 2.5 billion in first quarter. This occurred in the context of continuing credit market turbulence and its impact on the firm’s operating performance and reputation. Outflows of net new money were most pronounced in April. Net new money outflows from Swiss clients increased to CHF 5.5 billion from CHF 2.5 billion. International clients’ net new money flows decreased to negative CHF 3.8 billion from an inflow of CHF 5.0 billion.
Invested assets stood at CHF 1,145 billion on 30 June 2008, an increase of CHF 12 billion, or 1%, from 31 March 2008. This was primarily due to a 3% increase in both the US dollar and the euro against the Swiss franc, partly offset by lower equity markets and the net new money outflow in second quarter.
The gross margin on invested assets declined by one basis point to a total of 100 basis points. Recurring income margin was 76 basis points, unchanged from first quarter 2008. Non-recurring income margin was 24 basis points, a decrease of one basis point from the previous quarter.
The cost/income ratio increased by 2.5 percentage points to 55.7% as a decline of 6% in income was partly offset by costs that decreased slightly by 2%.
Results
2Q08 vs 1Q08:
Pre-tax profit decreased by 11% to CHF 1,266 million from CHF 1,429 million, mainly due to lower revenues from transactional income and asset-based fees.
First half 2008 vs first half 2007:
Pre-tax profit decreased by 11% to CHF 2,696 million from CHF 3,032 million, mainly as a result of lower revenues as outlined above.
Operating income
2Q08 vs 1Q08:
Total operating income fell by 6% to CHF 2,859 million from CHF 3,054 million. The lower average asset base caused recurring income to fall by CHF 137 million to CHF 2,161 million. Additionally, lower client activity prompted non-recurring income to fall by CHF 59 million to CHF 699 million.
First half 2008 vs first half 2007:
Total operating income declined by 6% to CHF 5,913 million from CHF 6,273 million. The decline was due to lower levels of recurring income and non-recurring income, with a lower average asset base causing recurring income to fall by CHF 175 million, or 4%, to CHF 4,460 million and lower client activity prompting non-recurring income to fall by CHF 181 million, or 11%, to CHF 1,457 million.
Operating expenses
2Q08 vs 1Q08:
Operating expenses declined by 2%, or CHF 32 million, to CHF 1,593 million. This decline was primarily the result of personnel expenses decreasing by 5%, to CHF 898 million from CHF 942 million, reflecting lower accruals for performance-related compensation and an adjustment relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards. Further details regarding this adjustment can be found on page 6 of this report.
Also contributing to the overall decline in operating expenses was a decrease of CHF 10 million in general and administrative expenses to CHF 257 million. The decline mainly reflects lower litigation provisions. Marketing costs related to EURO 2008 were more than offset by the implementation of cost-cutting measures, specifically in advertising and public relations, as well as travel and entertainment costs. Expenses for services from other businesses rose by CHF 24 million to CHF 410 million, due primarily to the annual adjustment of allocations from Business Banking Switzerland. This reflects underlying business growth in Wealth Management International & Switzerland, which drove service costs up. In addition, expenses for IT projects also increased as first quarter charges were, as usual, lower. Depreciation was reduced by CHF 1 million to CHF 24 million.
First half 2008 vs first half 2007:
Total operating expenses declined by 1%, or CHF 24 million, to CHF 3,217 million in first half 2008, even though the underlying business growth was substantial during the last year. During this period, the client advisor population increased by 12%, while the total staff level rose by 8%. Personnel expenses fell by 4%, or CHF 75 million, to CHF 1,840 million as a result of lower performance-related accruals. All other expense categories only increased slightly. General and administrative expenses were up by CHF 31 million to CHF 524 million, mainly reflecting higher litigation provisions. Expenses for services from other business units rose by CHF 19 million to CHF 796 million. IT-related depreciation increased to CHF 48 million from CHF 43 million.
Personnel
The number of personnel was 15,856 on 30 June 2008, down 301 from 16,157 on 31 March 2008. The decrease was largely due to a reduction in non-client facing staff. This was achieved mainly through natural turnover, as departing personnel were only very selectively replaced with new hires. The level of client advisors was almost stable and this resulted in the ratio of other staff to client advisors improving to its lowest level ever.
Initiatives and achievements
Acquisition in the Netherlands
In June 2008, UBS signed an agreement to acquire VermogensGroep, an independent Dutch wealth manager focused on wealthy private clients, foundations and institutions in the Dutch market. VermogensGroep will be fully integrated into UBS, bringing with it 38 staff and client assets of approximately EUR 4 billion. The transaction closed on 1 August 2008.
Changes to US cross-border banking and brokerage services
In November 2007, UBS started to redefine its cross-border operations for US private clients. In July of this year, UBS announced it will entirely exit this business and cease to offer cross-border banking and brokerage services to US customers from entities other than US-registered broker dealers. However, clients will still have access to the same services through Wealth Management US’s SEC-registered domestic broker dealer or its other SEC-registered units based in Switzerland and Hong Kong. US-domiciled private clients holding securities and banking accounts with UBS outside the US, and all legal structures whose beneficial owner ultimately is a US individual, will be asked to transfer their relationship to these units within the next 12 to 24 months. Relationships with clients who do not want to be serviced by one of these units will be ended in an orderly fashion within a targeted timeframe of 24 months.

Business groups and Corporate Center results
12 August 2008
Wealth Management US
Business unit reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Income	1,477	1,527	1,694	(3)	(13)	3,004	3,304
Credit loss (expense) / recovery	(1)	0	(1)		0	0	(1)

Total operating income	1,477	1,527	1,693	(3)	(13)	3,003	3,303

Cash components	985	1,012	1,093	(3)	(10)	1,996	2,166
Share-based components [1]	26	39	66	(33)	(61)	64	117

Total personnel expenses	1,010	1,051	1,159	(4)	(13)	2,061	2,283
General and administrative expenses	1,117	201	279	456	300	1,318	495
Services (to) / from other business units	57	59	79	(3)	(28)	116	159
Depreciation of property and equipment	20	19	20	5	0	39	39
Amortization of intangible assets	14	14	17	0	(18)	29	33

Total operating expenses	2,218	1,344	1,554	65	43	3,562	3,009

Business unit performance before tax	(741)	183	139			(559)	294

Key performance indicators

Invested assets (CHF billion)	712	709	898	0	(21)
Net new money (CHF billion) [2]	(8.0)	3.1	2.5			(4.9)	13.4
Net new money including interest and dividend income (CHF billion) [3]	(2.6)	8.6	8.9			6.0	25.7

Gross margin on invested assets (bps) [4]	83	79	77	5	8	81	76

Cost / income ratio (%) [5]	150.2	88.0	91.7			118.6	91.1

Recurring income [6]	931	954	1,040	(2)	(10)	1,885	2,027

Financial advisor productivity
Revenues per advisor (CHF thousand) [7]	181	185	212	(2)	(15)	367	415
Net new money per advisor (CHF thousand) [8]	(981)	377	313			(598)	1,685
Invested assets per advisor (CHF thousand) [9]	87,130	94,067	110,679	(7)	(21)

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion) [10]	6.8	6.6		3
Return on attributed equity (RoaE) (%) [11]						(16.7)
BIS risk-weighted assets (CHF billion) [12]	21.3	15.8	19.6	35
Return on BIS risk-weighted assets (%) [13]						(6.5)	3.1
Goodwill and intangible assets (CHF billion) [14]	4.2	4.1	4.2	2

Additional information

Client assets (CHF billion)	777	773	981	1	(21)
Personnel (full-time equivalents)	19,085	19,371	19,171	(1)	0
Financial advisors (full-time equivalents)	8,090	8,219	7,982	(2)	1

1	Additionally includes social security contributions and expenses related to alternative investment awards.

2	Excludes interest and dividend income.

3	For purposes of comparison with US peers.

4	Income (annualized) / average invested assets.

5	Operating expenses / income.

6	Interest, asset-based revenues for portfolio management and account-based, distribution and advisory fees.

7	Income / average number of financial advisors.

8	Net new money / average number of financial advisors.

9	Average invested assets / average number of financial advisors.

10	See page 60 for further explanation.

11	Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average).

12	BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework.

13	Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average).

14	Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

Key performance indicators: 2Q08 vs 1Q08
Net new money declined to negative CHF 8.0 billion from an inflow of CHF 3.1 billion, with net new money outflows most pronounced in April. This reflects continuing credit market turbulence and its impact on the firm’s operating performance and reputation, as well as seasonal client withdrawal of funds to settle their annual income tax payments. Including interest and dividend income, net new money was negative CHF 2.6 billion compared with an inflow of CHF 8.6 billion in the prior quarter.
Invested assets rose slightly to CHF 712 billion on 30 June 2008 from CHF 709 billion on 31 March 2008. While the US dollar rose by 3% against the Swiss franc during this period, the benefit was mostly offset by negative market performance and net new money outflows. In US dollar terms, invested assets decreased by 3%. Overall, equity markets continued to be weak in second quarter in the context of continued investor concerns over the deterioration of the US housing market, rising energy prices and a weakening US economy.
Gross margin on invested assets increased by four basis points to a total of 83 basis points. The recurring income margin constituted 52 basis points of the total, an increase of three basis points during the quarter, while the non-recurring margin was 31 basis points, up by one basis point.
The cost/income ratio increased to 150.2% from 88.0% in the prior quarter. The increase primarily reflects provisions made for the expected costs of the repurchase of auction rate securities and related costs, including fines, of USD 900 million (CHF 919 million). Excluding the impact of these costs, the cost / income ratio was virtually unchanged from first quarter 2008.
Recurring income declined by 2% to CHF 931 million from CHF 954 million. The decrease primarily reflects lower managed account fees related to lower invested asset levels in US dollar terms, partly offset by an increase in net interest income related to higher deposit spreads and lending balances. Recurring income represented 63% of total operating income in second quarter, up from 62% in the prior quarter.
Revenue per advisor declined by 2%, or CHF 4,000, to CHF 181,000.
Results
2Q08 vs 1Q08:
Wealth Management US recorded a pre-tax loss of CHF 741 million, compared with a pre-tax profit of CHF 183 million in the previous quarter. This is due to provisions made for the expected costs of the repurchase of auction rate securities and related costs, including fines, of USD 900 million (CHF 919 million). Without these provisions, pre-tax result would have declined slightly in a challenging market environment.
First half 2008 vs first half 2007:
Pre-tax results were negative CHF 559 million, compared with a pre-tax profit of CHF 294 million. Excluding the impact of the provisions related to auction rate securities, pre-tax profit would have increased by 22%.
Operating income
2Q08 vs 1Q08:
Total operating income decreased by 3% to CHF 1,477 million from CHF 1,527 million. The decline reflects a 5% decrease in non-recurring income, as lower transaction activity led to lower commissions, and a 2% decrease in recurring income.
First half 2008 vs first half 2007:
Total operating income declined by 9% to CHF 3,003 million from CHF 3,303 million, due to a decline of the US dollar against the Swiss franc between the two periods.
Excluding the impact of currency translation, operating income increased by 9% to a new record level in first half 2008. The increase reflects recurring income growth of 11%, driven by higher managed account fees related to an increase in average asset levels and higher net interest income on deposit and lending balances. Non-recurring income increased by 5% in US dollar terms, driven by higher trading income and a positive impact from the introduction of a new equity attribution framework in first quarter 2008, which increased related income. This was partly offset by lower commission revenue as a result of lower client transaction activity.
Operating expenses
2Q08 vs 1Q08:
Total operating expenses increased by 65% to CHF 2,218 million from CHF 1,344 million, driven by the provisions made for the expected costs of the repurchase of auction rate securities and related costs, including fines. Excluding these provisions, operating expenses would have declined 3% from the prior quarter, reflecting lower personnel and non-personnel costs.
Personnel expenses decreased by 4% to CHF 1,010 million from CHF 1,051 million, due primarily to lower financial advisor compensation consistent with the decrease in revenues, and an adjustment relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards. Further details regarding this adjustment can be found on page 6 of this report. The decrease in personnel expenses was partly offset by higher expenses related to financial advisor recruiting and severance.
Non-personnel expenses (which include general and administrative, depreciation and amortization expense and services provided to and received from other business units) were CHF 1,208 million, compared to CHF 293 million in the previous quarter. This increase reflects the above mentioned

Business groups and Corporate Center results
12 August 2008
provisions, partly offset by a decrease in other general and administrative costs in second quarter.
First half 2008 vs first half 2007:
Total operating expenses increased by 18% to CHF 3,562 million from CHF 3,009 million. In US dollar terms, operating expenses increased 42%. Excluding the impact of the above mentioned provisions, operating expenses would have declined 12% in Swiss franc terms, but increased 5% in US dollar terms.
Personnel expenses fell by 10% to CHF 2,061 million from CHF 2,283 million. In US dollar terms, personnel expenses increased by 8% due to higher compensation levels awarded to financial advisors in relation to revenue production. In addition, both salary costs for trainee financial advisors and recruiting costs increased in relation to advisor growth initiatives, while severance-related expenses increased in the context of staff reductions in 2008.
Non-personnel expenses were CHF 1,501 million, compared to CHF 726 million in the previous quarter. The increase reflects primarily higher provisions. Excluding these costs, non-personnel expenses would have been 20% lower in Swiss franc terms and 4% lower in US dollar terms, reflecting cost efficiency efforts in other general and administrative costs.
Personnel
The number of personnel was 19,085 on 30 June 2008, down 286 from 19,371 on 31 March 2008. Non-financial advisor staff numbered 10,995 on 30 June 2008, a decline of 157 from 11,152 on 31 March 2008 spread across most functional areas. The number of financial advisors on 30 June 2008 was 8,090, down 129 from 8,219 on 31 March 2008. Recruiting of experienced financial advisors has continued to be successful.
Initiatives and achievements
Strategy for emerging affluent clients
The UBS Investment Center for emerging affluent clients was established in March 2008, in line with the strategy of Wealth Management US to address the varying needs of clients across the wealth spectrum. Located in Weehawken, New Jersey, the center is staffed with fully licensed financial advisors and provides clients with household assets of up to USD 250,000 with convenient access to financial advice and guidance. Clients have the choice to migrate to the center or remain with their current financial advisor. A second UBS Investment Center is scheduled to open later this year in North Carolina.
Municipal securities business integration
As part of UBS’s decision for its Investment Bank to exit the institutional municipal securities business in June 2008, Wealth Management Americas will assume the management of the retail operations of this business, including secondary market trading, and will continue to provide municipal securities products to private clients. To support this effort, approximately 70 Investment Bank employees will be transitioned to Wealth Management US. Wealth Management US will provide a breadth of offerings, expertise, market access, and liquidity in the municipal bond market that is similar to what clients have experienced in the past. The transition is expected to be seamless for private clients and financial advisors and will be completed in second half 2008. The business unit will also expand its Wealth Management Research coverage of municipal securities and provide client access to a wide array of new issue products through an open architecture platform, allowing the business unit to offer syndicate municipal offerings from other dealers. Under an agreement with JPMorgan’s Investment Bank, UBS will be able to offer clients access to negotiated new issue municipal securities. Through this agreement, UBS will be able to offer clients new issues from one of the leading municipal underwriters at the same competitive prices and yields as all other clients in the syndicate. UBS expects to also establish preferred relationships with a number of regional and specialty firms, and will continue to bid for new issues which are sold competitively.
Auction rate securities
For information concerning UBS’s efforts to address problems arising from the significant disruption that occurred in February 2008 in the US market for auction rate securities, including its settlement in principle with the SEC and state regulatory authorities on 8 August 2008, refer to the sidebar “Auction rate securities — recent developments” on page 15 of this report.

Business Banking Switzerland
Business unit reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Interest income	814	835	872	(3)	(7)	1,650	1,701
Non-interest income	420	434	478	(3)	(12)	854	929

Income	1,234	1,269	1,350	(3)	(9)	2,504	2,630
Credit loss (expense) / recovery	(5)	(1)	12	400		(7)	33

Total operating income	1,229	1,268	1,362	(3)	(10)	2,497	2,663

Cash components	594	632	637	(6)	(7)	1,225	1,281
Share-based components [1]	(2)	9	31			7	46

Total personnel expenses	592	641	668	(8)	(11)	1,232	1,327
General and administrative expenses	257	264	286	(3)	(10)	521	560
Services (to) / from other business units	(238)	(192)	(184)	(24)	(29)	(429)	(361)
Depreciation of property and equipment	19	15	15	27	27	35	28
Amortization of intangible assets	0	0	0			0	0

Total operating expenses	631	728	785	(13)	(20)	1,358	1,554

Business unit performance before tax	598	540	577	11	4	1,138	1,109

Key performance indicators

Invested assets (CHF billion)	149	152	167	(2)	(11)
Net new money (CHF billion) [2]	(2.0)	(1.9)	0.8			(3.9)	3.5

Cost / income ratio (%) [3]	51.1	57.4	58.1			54.2	59.1

Impaired lending portfolio as a % of total lending portfolio, gross	1.1	1.2	1.5

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion) [4]	4.0	4.1		(2)
Return on attributed equity (RoaE) (%) [5]						56.2
BIS risk-weighted assets (CHF billion) [6]	41.8	42.9	90.1	(3)
Return on BIS risk-weighted assets (%) [7]						5.3	2.6
Goodwill and intangible assets (CHF billion) [8]	0.0	0.0	0.0

Additional information

Client assets (CHF billion)	842	851	1,043	(1)	(19)
Personnel (full-time equivalents)	15,898	16,061	15,866	(1)	0

1	Additionally includes social security contributions and expenses related to alternative investment awards.

2	Excludes interest and dividend income.

3	Operating expenses / income.

4	See page 60 for further explanations.

5	Year-to-date business unit performance before tax (annualized as applicable) / attributed equity (year-to-date average).

6	BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework.

7	Year-to-date business unit performance before tax (annualized as applicable) / BIS RWA (year-to-date average).

8	Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

Business groups and Corporate Center results
12 August 2008
Key performance indicators: 2Q08 vs 1Q08
Outflows of net new money increased slightly to CHF 2.0 billion from CHF 1.9 billion. This occurred in the context of continuing credit market turbulence and its impact on the firm’s operating performance and reputation. Outflows of net new money were most pronounced in April.
Invested assets were down by CHF 3 billion on 30 June 2008, to CHF 149 billion, mainly following outflows of net new money during second quarter.
The cost/income ratio improved by 6.3 percentage points to an all-time low of 51.1%, reflecting a considerable reduction in expenses and higher charges out to other business units.
The loan portfolio of Business Banking Switzerland was CHF 145.0 billion on 30 June 2008. The CHF 0.7 billion decrease when compared with first quarter 2008 was mainly due to the transfer of private clients, including many with residential mortgages, from Business Banking Switzerland to Wealth Management Switzerland.
The impaired loan ratio improved to 1.1% at the end of June 2008, from 1.2% at the prior quarter-end. The recovery portfolio declined to CHF 2.3 billion from CHF 2.4 billion.
Risk-weighted assets declined by 3% to CHF 42 billion from CHF 43 billion in response to slightly lower loan volumes.
Results
2Q08 vs 1Q08:
Pre-tax profit increased by 11%, or CHF 58 million, to CHF 598 million, largely due to a decrease in operating expenses.
First half 2008 vs first half 2007:
Pre-tax profit increased by 3%, or CHF 29 million, to CHF 1,138 million, as lower income was more than offset by lower operating expenses.
Operating income
2Q08 vs 1Q08:
Total operating income decreased by CHF 39 million to CHF 1,229 million. Net interest income decreased by CHF 21 million to CHF 814 million, due to slightly lower business volumes and margins, and non-interest income declined to CHF 420 million from CHF 434 million, due to a reduction in client activity. Credit loss expense was CHF 5 million, compared with a credit loss expense of CHF 1 million.
First half 2008 vs first half 2007:
Total operating income fell by CHF 166 million to CHF 2,497 million. Net interest income declined by CHF 51 million to CHF 1,650 million, mainly due to the negative impact of lower income on attributed equity, reflecting this business unit’s lower capital usage following the introduction of Basel II and the new equity attribution framework, as well as lower mortgage volumes and interest margins. For further details on UBS’s new equity attribution framework, please refer to the sidebar “Equity attribution framework” on page 60 of the capital management section of this report.
Non-interest income decreased to CHF 854 million from CHF 929 million, mainly due to a lower average asset base and a decline in client activity. Credit loss expense was CHF 7 million, compared with a credit loss recovery of CHF 33 million, mainly reflecting a modest increase in provisions for new cases.
Operating expenses
2Q08 vs 1Q08:
Total operating expenses were cut by 13% to a low CHF 631 million from CHF 728 million. The largest decline was seen in personnel expenses, which fell by 8% to CHF 592 million from CHF 641 million, mainly due to lower accruals on performance-related compensation and an adjustment relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards. Further details regarding this adjustment can be found on page 6 of this report.
In addition, general and administrative expenses decreased by CHF 7 million to CHF 257 million. Marketing costs related to EURO 2008 were more than offset by the implementation of cost cutting measures, specifically in advertising and PR, as well as travel and entertainment costs. Net charges to other business units were CHF 238 million, up CHF 46 million mainly due to higher charges out to Wealth Management International & Switzerland following the annual allocation adjustments made at the beginning of second quarter. This reflected the underlying growth of these businesses. Additionally, compared with first quarter 2008, there were higher charges out to other business units for IT projects. Depreciation increased to CHF 19 million from a low CHF 15 million the prior quarter.
First half 2008 vs first half 2007:
Total operating expenses were cut by 13% to CHF 1,358 million from CHF 1,554 million, reflecting efficiency gains in the non client facing units. Personnel expenses fell by 7% to CHF 1,232 million from CHF 1,327 million, mainly due to lower performance-related accruals. General and administrative expenses were down by CHF 39 million to CHF 521 million due to lower professional fees and reduced travel and entertainment expenses. Net charges to other business units increased by CHF 68 million, or 19%, to CHF 429 million. Charges out to Wealth Management International & Switzerland rose in response to strong growth of their underlying business. Depreciation increased by CHF 7 million to CHF 35 million from CHF 28 million.
Personnel
The number of personnel in Business Banking Switzerland was 15,898 on 30 June 2008, down 163 from 31 March 2008, mainly due to efficiency gains. This was largely achieved through natural turnover, as departing personnel were only replaced with new hires on a very selective basis.

Business groups and Corporate Center results
12 August 2008
Global Asset Management
Pre-tax profit for Global Asset Management was CHF 352 million in second quarter 2008, up by 7% from CHF 330 million in first quarter 2008. This reflects both higher performance fees, particularly in alternative and quantitative investments, and lower personnel expenses - mainly due to changes to the forfeiture provisions of future equity ownership plan awards.
Business group reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Institutional fees	472	427	642	11	(26)	898	1,227
Wholesale intermediary fees	336	364	436	(8)	(23)	701	848

Total operating income	808	791	1,078	2	(25)	1,599	2,075

Cash components	323	290	558	11	(42)	613	922
Share-based components [1]	(32)	13	79			(19)	147

Total personnel expenses	291	303	637	(4)	(54)	595	1,069
General and administrative expenses	113	104	162	9	(30)	217	277
Services (to) / from other business units	34	39	33	(13)	3	73	76
Depreciation of property and equipment	8	7	35	14	(77)	15	42
Amortization of intangible assets	10	8	4	25	150	18	9

Total operating expenses	456	461	871	(1)	(48)	917	1,473

Business group performance before tax	352	330	207	7	70	682	602

Key performance indicators

Cost / income ratio (%) [2]	56.4	58.3	80.8			57.3	71.0

Institutional

Invested assets (CHF billion)	448	445	552	1	(19)
of which: money market funds	41	40	25	3	64
Net new money (CHF billion) [3]	(8.4)	(9.6)	(2.5)			(17.9)	0.2
of which: money market funds	(0.3)	5.1	2.1			4.9	(1.8)
Gross margin on invested assets (bps) [4]	42	35	48	20	(13)	39	46

1	Additionally includes social security contributions and expenses related to alternative investment awards.

2	Operating expenses / income.

3	Excludes interest and dividend income.

4	Operating income (annualized as applicable) / average invested assets.

Business group reporting (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Wholesale intermediary

Invested assets (CHF billion)	310	320	368	(3)	(16)
of which: money market funds	75	73	58	3	29
Net new money (CHF billion) [1]	(16.1)	(6.9)	0.5			(23.1)	3.1
of which: money market funds	(0.1)	9.9	(0.9)			9.8	(2.8)
Gross margin on invested assets (bps) [2]	43	42	48	2	(10)	43	48

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion) [3]	3.0	3.0		0
Return on attributed equity (RoaE) (%) [4]						45.5
BIS risk-weighted assets (CHF billion) [5]	6.2	6.5	2.6	(5)
Return on BIS risk-weighted assets (%) [6]						21.2	44.2
Goodwill and intangible assets (CHF billion) [7]	2.5	2.4	1.9	4

Additional information

Invested assets (CHF billion)	757	765	920	(1)	(18)
Net new money (CHF billion) [1]	(24.5)	(16.5)	(2.0)			(41.0)	3.3
Personnel (full-time equivalents)	3,861	3,901	3,426	(1)	13

1	Excludes interest and dividend income.

2	Operating income (annualized as applicable) / average invested assets.

3	See page 60 for further explanation.

4	Year-to-date business group performance before tax (annualized as applicable) / attributed equity (year-to-date average).

5	BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework.

6	Year-to-date business group performance before tax (annualized as applicable) / BIS RWA (year-to-date average).

7	Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.
Key performance indicators: 2Q08 vs 1Q08
Cost/income ratio
The ratio improved by 1.9 percentage points, dropping to 56.4% from 58.3%, due primarily to higher performance fees and lower personnel expenses.
Institutional
Invested assets were CHF 448 billion on 30 June 2008, an increase of CHF 3 billion from 31 March 2008. This increase reflects the positive impact of currency fluctuations during second quarter, which were partly offset by net new money outflows and the negative impact of financial markets valuations.
Outflows of net new money decreased to CHF 8.4 billion from CHF 9.6 billion. Excluding money market flows, outflows decreased to CHF 8.1 billion from CHF 14.7 billion. The net outflows reported in multi-asset, fixed income and equities mandates during second quarter were partly offset by inflows into alternative and quantitative investments and real estate.
The gross margin on invested assets increased by seven basis points to 42 basis points, reflecting a rise in performance fees in alternative and quantitative investments.
Wholesale intermediary
Invested assets were CHF 310 billion on 30 June 2008, down slightly by CHF 10 billion from 31 March 2008, reflecting net new money outflows and the negative impact of financial markets valuations, partly offset by positive currency fluctuations.
Outflows of net new money increased to CHF 16.1 billion from CHF 6.9 billion. Excluding money market flows, outflows of net new money decreased to CHF 16.0 billion from CHF 16.8 billion. During second quarter, outflows were reported in multi-asset, fixed income, equities and real estate funds; while inflows were reported in alternative and quantitative investments.
The gross margin on invested assets remained relatively unchanged, up by one basis point to 43 basis points.
Results
2Q08 vs 1Q08:
Pre-tax profit increased by CHF 22 million to CHF 352 million. This increase resulted primarily from higher performance fees, particularly in alternative and quantitative investments, that were only partly offset by lower management fee revenues resulting from a lower average quarterly invested asset base. Second quarter also included the positive

Business groups and Corporate Center results
12 August 2008
effect of an adjustment relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards.
First half 2008 vs first half 2007:
Pre-tax profit increased by 13%, or CHF 80 million, to CHF 682 million. Excluding costs related to the closure of Dillon Read Capital Management (DRCM) in second quarter 2007, pre-tax profit decreased by CHF 132 million due to lower performance fees, mainly in alternative and quantitative investments and the Brazilian asset management business, combined with lower management fees as a consequence of the lower average invested asset base.
Operating income
2Q08 vs 1Q08:
Total operating income rose by 2% to CHF 808 million from CHF 791 million. Institutional revenues rose to CHF 472 million from CHF 427 million. Higher performance fees, from alternative and quantitative investments, and lower operational loss provisions were partly offset by lower management fees from lower invested assets. Wholesale intermediary revenues declined to CHF 336 million from CHF 364 million. Management fees in second quarter were affected by a lower average invested asset base.
First half 2008 vs first half 2007:
Total operating income fell by 23%, or CHF 476 million, to CHF 1,599 million. This decline resulted from lower performance fee revenues, mainly in alternative and quantitative investments and the Brazilian asset management business, and lower management fees from the reduced average invested asset base.
Operating expenses
2Q08 vs 1Q08:
Total operating expenses were CHF 456 million, down from CHF 461 million.
Personnel expenses declined to CHF 291 million from CHF 303 million, mainly reflecting the reversal of accruals recognized in first quarter 2008 relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards, partly offset by higher severance expenses. Further details regarding the EOP adjustment can be found on page 6 of this report.
General and administrative expenses rose to CHF 113 million from CHF 104 million, due to higher professional fees and the inclusion of a full quarter’s costs related to the Caisse Centrale de Réescompte business in France.
Depreciation of property and equipment rose by CHF 1 million to CHF 8 million.
Net charges-in from other business groups declined by CHF 5 million to CHF 34 million, reflecting lower charges for IT Infrastructure.
First half 2008 vs first half 2007:
Operating expenses declined by 38%, or CHF 556 million, to CHF 917 million. Excluding costs related to the closure of DRCM in second quarter 2007, operating expenses would have decreased by 27%, or CHF 344 million.
Personnel expenses were reduced by CHF 474 million to CHF 595 million. Excluding costs related to the closure of DRCM, personnel expenses declined by CHF 328 million. The decreases in compensation expenses described above contributed to this reduction in personnel expenses, whereas higher severance costs and the inclusion of acquisitions in France (in first quarter 2008) and Korea (in third quarter 2007) partly offset the decrease.
General and administrative expenses declined to CHF 217 million from CHF 277 million. Excluding DRCM closure costs, general and administrative expenses were down.
Depreciation of property and equipment dropped to CHF 15 million from CHF 42 million. Excluding the costs related to the closure of DRCM, the depreciation of property and equipment was nearly unchanged.
Net charges-in from other business groups declined by CHF 3 million to CHF 73 million.
Personnel
The number of employees was 3,861 on 30 June 2008, down by 1% from 3,901 on 31 March 2008. The main reductions in headcount were in logistics. The decrease was partly offset by increases in global real estate and in alternative and quantitative investments, reflecting the continued growth of these businesses. Further reductions as part of a continuing efficiency program are likely to continue in second half 2008.
Initiatives and achievements
During second quarter 2008, Global Asset Management continued to diversify its revenue streams and build its growth areas. The following achievements were milestones within these initiatives.
Active quantitative equities
In response to increasing client demand for passive and quantitative products, Global Asset Management has created a new active quantitative equities team to focus on launching long-only, market neutral and 130 / 30 equity strategies. The hiring of three portfolio managers and four quantitative analysts was announced in June 2008 - the recruitment of the head of this function was reported earlier this year. This team complements the existing indexed capabilities within Global Asset Management’s structured equities area.

Infrastructure
The infrastructure asset class continues to attract investor attention and first half 2008 saw encouraging net new money inflows into Global Asset Management’s infrastructure business area. In order to complement its existing holdings, the Infrastructure Asset Management (IAM) business announced on 2 June 2008 its agreement to purchase a 28% stake in Saubermacher Dienstleistungs AG, a leading Austrian waste management company. The transaction closed on 17 July 2008 and is IAM’s third direct equity investment in the infrastructure market, complementing the Northern Star Generation portfolio consisting of 13 US power stations and the UK water and waste water company Southern Water.
Other developments
Sale of Adams Street Partners
In May 2008, Global Asset Management announced that it had signed a letter of intent with Adams Street Partners to sell its 24.9% minority stake in the company to its existing shareholders. The transaction closed on 6 August 2008. This means that results for third quarter 2008 will include a one-off revenue item of about CHF 160 million.
Investment capabilities and performance: 2Q08
Market environment
Financial markets continued to be challenging, with broad indices declining for the third consecutive quarter amid continued investor concerns over the US economy and housing market. These declines had spill-over effects into other markets and the main investment strategies of Global Asset Management returned mixed results.
Core/value equities
The key global equity composite narrowly underperformed its benchmark, primarily due to its positioning in financials and materials, though this was partly offset by strong stock selection in energy and in healthcare and consumer staples. The composite was just ahead of its benchmark for the half year to June 2008 but continued to lag over most longer-term periods. Regional equity strategy performance varied over second quarter: Europe (including UK), Canada and Australia were weak, while Japan and US core equities were just below benchmark. Meanwhile, US value equity outperformed and Asian and emerging markets strategies generally performed well.
Growth equities
Almost all of the growth equities strategies outperformed their benchmarks. US large cap strategies saw positive contributions to performance from stock selection and sector allocation. The performance of US small and mid cap strategies was primarily a function of sector allocation. Non-US strategies saw a balanced contribution from sector-, country- and stock-specific factors. European stock selection was particularly strong with holdings in the UK, France and Spain among the largest positive contributors. This strength in Europe was also reflected in global strategies. In emerging markets, significant value was added by good stock selection in the materials sector.
Fixed income
Global sovereign, UK, Japanese and Euro fixed income funds were substantially above their respective benchmarks. The performance of global aggregate strategies also improved significantly to be close to benchmark for second quarter.
Composite

Annualized
	1 year	3 years	5 years		10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	-	-	-		+
Global Bond Composite vs. Citigroup World Government Bond Index	-	-	-		-
Global Securities Composite vs. Global Securities Markets Index	-	-	-		+
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	[1]	N/A
US Large Cap Equity Composite vs. Russell 1000 Index	-	-	-		+
Global Real Estate Securities composite (hedged in CHF) [2] vs. FTSE EPRA/NAREIT Global Real Estate Index (hedged in CHF) / reference index [3]	-	-	-	[3]	+	[2,3]

(+) above benchmark; (-) under benchmark; (=) equal to benchmark. All are after fees. A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

1	Performance data for 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.

2	Composite figures since 31 Dec 1999. For 10 years annualized returns UBS Investment Foundation - AST Immobilien Ausland is used as the performance reference (Inception: 9 May 1990).

3	Prior to 2004, the reference index is the GPR General Index Europe (total return in CHF, unhedged) and thereafter it is linked to the benchmark FTSE EPRA / NAREIT Global Real Estate Index (total return, hedged into CHF) to calculate 5- and 10-years’ returns. Reference index returns are provided for reference purposes only. From 31 March 2004 to 30 September 2005, returns for the FTSE EPRA / NAREIT Global Real Estate Index hedged into Swiss francs are based on published data. Currency translation and hedging into Swiss francs are calculated internally. Thereafter, UBS has contracted with FTSE, the index provider, to provide on customized request basis Swiss franc hedged returns for the FTSE EPRA / NAREIT Global Real Estate Index.

Business groups and Corporate Center results
12 August 2008
Swiss and Canadian strategies were near benchmark and Australian strategies were slightly behind. Emerging market debt outperformed its benchmark and the longer term performance track record remains strong. Despite some improvement in investor risk appetite at the beginning of second quarter, there continued to be disruption and illiquidity in the structured credit markets. Further price declines for collateralized debt obligations and residential mortgage-backed securities continued to significantly impair the performance of some strategies, notably absolute return bond. US core and core plus were still behind benchmark but showed improvement on recent quarters.
Global investment solutions
Higher volatility in equity markets resulted in mixed monthly returns within global investment solutions, with overall losses in June outweighing the gains of April and May. The significant declines in most equity markets also negatively impacted dynamic alpha strategies but the extent of this impact was lessened due to some offsetting short positions in emerging markets and selected European markets. Market allocation decisions in balanced strategies detracted from performance due to an overweight in equities, while currency decisions resulted in a slightly negative contribution. The continued upward pressure on the Australian and New Zealand dollars and downward pressure on the US dollar offset some earlier gains from the anti-carry trade bias in currency portfolios (whereby investors / traders have borrowed in lower yielding currencies and invested in higher yielding currencies). Over longer periods, contributions from both market and currency allocation remained positive across most balanced funds.
Alternative and quantitative investments
Despite deteriorating market conditions at the close of second quarter the O’Connor single manager platform within alternative and quantitative investments performed well on both an absolute and relative basis. O’Connor’s five largest offerings, including the flagship multi-strategy, were materially positive performers for the quarter. A few smaller niche strategies were, however, adversely impacted by the challenging markets and posted negative quarterly performance. The multi-manager platform also posted positive performance in second quarter for the vast majority of strategies, despite the difficult market environment.
Global real estate
Against a weakening market background, Swiss, UK and US-based flagship direct real estate funds underperformed their respective short-term benchmarks. In contrast, German-based direct real estate funds and a Japanese J-REIT flagship fund (managed in collaboration with joint venture partner Mitsubishi Corporation) produced positive returns. Global real estate securities markets continued their downward trend and a combination of regional allocations, stock selection and currencies resulted in underperformance in global strategies although the domestic strategies for Switzerland and the US outperformed.

Investment Bank
In second quarter 2008, the Investment Bank recorded a pre-tax loss of CHF 5,233 million, compared with a pre-tax profit of CHF 1,659 million in second quarter 2007. This decline mainly reflects net revenues of negative CHF 4,720 million in the fixed income, currencies and commodities area. These were largely due to further credit valuation adjustments on protection bought from monoline insurers. Most of the other losses relate to exposures to the US residential real estate market (sub-prime and Alt-A) and the US reference-linked note program.
Business group reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Investment banking	1,008	557	2,079	81	(52)	1,566	3,414
Advisory	437	376	697	16	(37)	813	1,135
Capital market revenues	750	279	1,472	169	(49)	1,029	2,452
Equities	438	108	874	306	(50)	546	1,420
Fixed income, currencies and commodities	312	171	598	82	(48)	483	1,032
Other fee income and risk management	(179)	(98)	(90)	(83)	(99)	(276)	(173)

Sales and trading	(3,178)	(17,165)	4,142	81		(20,343)	9,065
Equities	1,542	1,948	2,673	(21)	(42)	3,490	5,541
Fixed income, currencies and commodities	(4,720)	(19,113)	1,469	75		(23,833)	3,524

Total Investment Bank income	(2,170)	(16,608)	6,221	87		(18,778)	12,479
Credit loss (expense) / recovery	(10)	(308)	3	(97)		(318)	(17)

Total Investment Bank operating income core business	(2,180)	(16,916)	6,224	87		(19,096)	12,462

Own credit	(122)	2,103	0			1,981	0

Total Investment Bank operating income as reported	(2,302)	(14,813)	6,224	84		(17,116)	12,462

Cash components	1,731	2,068	2,829	(16)	(39)	3,798	5,855
Share-based components [1]	(237)	(34)	560	(597)		(271)	1,156

Total personnel expenses	1,494	2,034	3,389	(27)	(56)	3,527	7,011
General and administrative expenses	784	1,116	941	(30)	(17)	1,900	1,700
Services (to) / from other business units	248	192	150	29	65	439	360
Depreciation of property and equipment	45	51	46	(12)	(2)	97	100
Impairment of goodwill	341	0	0			341	0
Amortization of intangible assets	20	22	39	(9)	(49)	43	93

Total operating expenses	2,931	3,415	4,565	(14)	(36)	6,347	9,264

Business group performance before tax	(5,233)	(18,228)	1,659	71		(23,462)	3,198

Key performance indicators

Compensation ratio (%) [2]	N/A [3]	N/A [3]	54.5			N/A [3]	56.2

Cost / income ratio (%) [4]	N/A [3]	N/A [3]	73.4			N/A [3]	74.2

Impaired lending portfolio as a % of total lending portfolio, gross	0.4	0.3	0.1
Average VaR (10-day, 99% confidence, 5 years of historical data)	313	306	520	2	(40)

Attributed equity and risk-weighted assets

Average attributed equity (CHF billion) [5]	27.0	28.0		(4)
Return on attributed equity (RoaE) (%) [6]						(170.6)
BIS risk-weighted assets (CHF billion) [7]	214.2	225.2	195.3	(5)
Return on BIS risk-weighted assets (%) [8]						(21.1)	3.5
Goodwill and intangible assets (CHF billion) [9]	4.8	4.9	5.5	(2)

Additional information

Personnel (full-time equivalents)	19,475	21,170	22,137	(8)	(12)

1	Additionally includes social security contributions and expenses related to alternative investment awards.

2	Personnel expenses/income.

3	Both the cost / income and the compensation ratios are not meaningful due to losses recorded in the Investment Bank.

4	Operating expenses / income.

5	See page 60 for further explanation.

6	Year-to-date business group performance before tax (annualized as applicable) / attributed equity (year-to-date average).

7	BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework.

8	Year-to-date business group performance before tax (annualized as applicable) / BIS RWA (year-to-date average).

9	Quarters prior to 1Q08 represent goodwill and intangible assets in excess of 4% of BIS tier 1 capital.

Business groups and Corporate Center results
12 August 2008
Key performance indicators
Neither the cost/income ratio nor the compensation ratio was meaningful in second quarter 2008 due to negative total income.
The average Value at Risk (VaR) (10-day 99% confidence, 5 years of historical data) was CHF 313 million, up by CHF 7 million from first quarter 2008. For information on market risk during second quarter 2008, please refer to the “Market risk” section of this report.
The Investment Bank’s gross lending portfolio was CHF 147 billion compared with CHF 142 billion at the end of first quarter 2008. The ratio of the impaired gross lending portfolio to the total gross lending portfolio increased to 0.4% from 0.3% at the end of first quarter 2008.
Risk-weighted assets (RWA) stood at CHF 214 billion at quarter-end, down by CHF 11 billion from first quarter 2008. This reduction was driven by reduced credit exposures and the sale of residential mortgage-backed securities (RMBSs) to a fund managed by BlackRock which was announced in May 2008.
Results
2Q08 vs 2Q07:
Pre-tax results were negative CHF 5,233 million compared with a profit of CHF 1,659 million.
First half 2008 vs first half 2007:
Pre-tax results were negative CHF 23,462 million compared with a profit of CHF 3,198 million.
Operating income
2Q08 vs 2Q07:
Total operating income declined to negative CHF 2,302 million from positive CHF 6,224 million, mainly due to losses on exposures related to the US residential real estate market and other credit positions. In second quarter 2008, the Investment Bank recorded a loss of CHF 122 million due to the tightening of UBS’s own credit spread over the period. Credit loss expense was CHF 10 million in comparison with a recovery of CHF 3 million.
First half 2008 vs first half 2007:
Total operating income declined to negative CHF 17,116 million from positive CHF 12,462 million. In the first six months of 2008, the Investment Bank recorded gains of CHF 1,981 million in net trading income attributable to the widening of UBS’s own credit spread over the period. Credit loss expense was CHF 318 million - of which CHF 306 million comprised securities financing positions that have either been liquidated or are in the process of being liquidated - compared with CHF 17 million.
Operating income by segment
2Q08 vs 2Q07:
Investment banking
Revenues declined by 52% to CHF 1,008 million from a record CHF 2,079 million in second quarter 2007, with all contributing revenue streams negatively impacted by turbulent capital markets during second quarter 2008. Advisory revenues decreased by 37%, to CHF 437 million, in line with industry-wide declines in deal volumes as a result of the deteriorated credit environment. Capital markets revenues fell 49%, impacted by reduced market volumes across all geographical regions as debt and equity markets remained volatile. Equity capital markets revenues decreased by 50% and revenues from fixed income, currencies and commodities (FICC) capital markets were down by 48%. Other fee income and risk management revenue fell to negative CHF 179 million from negative CHF 90 million.
Sales and trading
Revenues declined to negative CHF 3,178 million from positive CHF 4,142 million, driven by negative revenues of CHF 4,720 million in FICC that were only partly offset by a positive revenue contribution of CHF 1,542 million from equities.
Equities
The equities business saw a 42% decline in revenues to CHF 1,542 million from CHF 2,673 million, with second quarter 2008 dominated by difficult trading conditions, concerns over interest rates and inflation and continued market volatility.
Cash equities continued to perform strongly, with revenues up from second quarter 2007. Derivatives and equity-linked revenues declined in response to a global deterioration in market conditions. Prime brokerage saw increased revenues from client financing and securities lending and posted a strong result for second quarter 2008. Exchange-traded derivatives revenues were flat as interest on larger client balances was offset by a fall in commissions due to lower volumes. Proprietary trading revenues increased from the same period last year.
Fixed income, currencies and commodities
FICC revenues fell to negative CHF 4,720 million from positive CHF 1,469 million.
Income was impacted by additional credit valuation adjustments on protection bought from monoline insurers. Most of the other losses relate to exposures to the US residential real estate market (sub-prime and Alt-A) and the US reference-linked note program.

During second quarter 2008, UBS significantly reduced its exposure to the US residential real estate market and other risk concentrations. The sale of US residential mortgage-backed securities (RMBSs) to a fund managed by BlackRock, as announced in May 2008, marked a significant step in this ongoing risk reduction exercise. UBS will continue to manage its remaining exposure to the US real estate market through a separate work-out portfolio unit. In view of the significant reductions in risk exposures in second quarter 2008, however, UBS may determine not to place a subset of this portfolio into a new, wholly-owned entity, as originally envisaged. Further information on writedowns, risk concentrations and asset disposals can be found in the “Risk management and control” section of this report.
Some of the losses and writedowns were borne by businesses outside of the work-out portfolio unit. As a consequence, adjusting the total FICC revenues by the disclosed losses and writedowns does not provide a revenue figure for the core FICC businesses.
The losses and writedowns described above were only partially offset by strong results in other areas. Foreign exchange and money market had a very strong quarter as all sectors benefited from volatile market conditions. Rates revenues increased as high volatility and market dislocations provided profitable trading opportunities in both customer and proprietary trading segments. Structured products reported an increase and structured rates benefited from its expanded product range. Credit revenues were impacted by positions in proprietary strategies and adverse market conditions.
First half 2008 vs first half 2007:
Investment banking
Revenues fell by 54% in first half 2008 to CHF 1,566 million from CHF 3,414 million in first half 2007, impacted by difficult capital markets. Revenues in second quarter 2008 were 81% higher than in first quarter 2008, mainly driven by the equity capital markets business.
Sales and trading
Revenues declined to negative CHF 20,343 million in first half 2008 from positive CHF 9,065 million in first half 2007. The negative result in 2008 was due to a loss of CHF 23,833 million in FICC which was only partly offset by revenue contributions of CHF 3,490 million from equities. A significant reduction in FICC losses meant that the overall sales and trading result in second quarter 2008 improved from the prior quarter.
Equities
The equities business saw revenues decline by 37% in first half 2008, to CHF 3,490 million, from the strong result achieved in the buoyant conditions of first half 2007 (positive CHF 5,541 million). Equities revenues decreased by 21% in second quarter 2008 compared with first quarter 2008, as good performances in prime brokerage and proprietary trading could not offset declines in the cash and derivatives business.
Fixed income, currencies and commodities
FICC revenues declined to negative CHF 23,833 million in first half 2008 from positive CHF 3,524 million in first half 2007. Losses in second quarter 2008 were significantly smaller than in first quarter 2008.
Operating expenses
2Q08 vs 2Q07:
Total operating expenses declined by 36%, falling to CHF 2,931 million from CHF 4,565 million.
A 56% decline in personnel expenses, to CHF 1,494 million, reflects lower accruals for performance-related compensation and an adjustment relating to changes to the forfeiture provisions of future equity ownership plan (EOP) awards. Further details regarding this adjustment can be found on page 6 of this report. Salary costs also declined as personnel were reduced by 2,662 full-time equivalents.
General and administrative expense decreased by 17% to CHF 784 million, with reductions in a number of expense lines. The most notable reductions were in travel and entertainment, and IT and outsourcing, and are largely attributable to the ongoing cost reduction program.
Charges from other businesses increased by 65% to CHF 248 million. In second quarter 2007, the Investment Bank was awarded substantial credits for its role in disposing of private equity investments; these were negligible in second quarter 2008.
Second quarter 2008 includes an impairment charge of goodwill of CHF 341 million due to the exiting of the US municipal securities business by the Investment Bank. Refer to page 40 of this report for further details on the continued offering of municipal securities products to private clients by Wealth Management US.
First half 2008 vs first half 2007:
Total operating expenses dropped by 31% to CHF 6,347 million from CHF 9,264 million.
Lower accruals for performance-related compensation led to a 50% decline in personnel expenses, which dropped to CHF 3,527 million from CHF 7,011 million. Salary costs also fell as headcount was reduced.
General and administrative expense increased by 12% to CHF 1,900 million, mainly related to provisions for legal expenses. Professional fees also increased due to higher legal-related expenditures. These increases were only partially offset by reductions across other expense lines, particularly travel and entertainment and IT and other outsourcing.
Charges from other businesses increased by 22% to CHF 439 million.

Business groups and Corporate Center results
12 August 2008
Personnel
On 30 June 2008, the number of Investment Bank employees was 19,475. This is a decrease of 1,695, or 8%, from the end of first quarter 2008 and a decrease of 2,662, or 12%, from the end of second quarter 2007. Headcount reductions across all businesses reflect adverse conditions, weak performance in some business areas and corresponding restructuring of the business. As previously announced, the Investment Bank expects to employ around 19,000 people at the end of 2008.
Initiatives and achievements
Market share
According to data from Dealogic, UBS ranked fifth in terms of its share of the global fee pool at the end of second quarter 2008 with a year-to-date market share of 5.5%. In first half 2007, UBS ranked fourth with a market share of 5.7%.
Industry recognition
In second quarter 2008, UBS retained many of its high rankings in peer and industry surveys and received the following acknowledgements:
•	named “Leading Pan-European Brokerage Firm for Equity and Equity Linked Research” (for the eighth consecutive year), placed first in Equity Sales (for the seventh consecutive year) and first in Equity Trading & Execution, in the 2008 Thomson Reuters Extel Pan European Survey;

•	placed second in the 2008 Euromoney FX poll with significant market share increases. Delta (a proprietary market and portfolio analysis tool) was rated the best electronic platform (for the second consecutive year) in Euromoney’s 2008 Fixed Income Research poll; and

•	joint winner of the “Global Deal of the Year” award from The Banker (for the RBS Group, Fortis and Santander acquisition of ABN).
Significant transactions
Worldwide mergers and acquisitions
In first half 2008, global volumes of completed mergers and acquisitions declined by 29% from first half 2007, according to Thomson Reuters. This was due to the deteriorating credit environment and volatile equity and debt markets. UBS advised on 136 transactions with a deal volume of USD 247 billion during first half 2008, down 5% from the same period last year. Key transactions announced in second quarter 2008 included:
•	lead financial advisor to Vodafone on Verizon Wireles’s USD 28.1 billion acquisition of Alltel;

•	joint financial advisor and mandated lead arranger to Abertis Infraestructuras S.A., Citi Infrastructure Investors and Criteria CaixaCorp S.A., in relation to a 75-year concession and lease of the Pennsylvania Turnpike for USD 12.8 billion; and

•	sole financial advisor to St.George Bank Limited on its AUD 18.6 billion merger offer from Westpac Banking Corporation.
Equity underwriting
In first half 2008, deal volume in global equity capital markets saw a 20% year-on-year decline to USD 389 billion, according to Dealogic. UBS participated in 105 transactions with a deal value of USD 22 billion during first half 2008, down 40% from the same period last year. Key transactions in second quarter 2008 included:
•	joint lead manager and joint underwriter on Australia’s third largest entitlement issue ever — a fully underwritten AUD 2.8 billion entitlement offer for Wesfarmers Limited;

•	joint global coordinator and joint book runner on the EUR 1.6 billion initial public offering (IPO) of EDP Renovaveis, the renewables subsidiary company of Portuguese utility EDP — Energias de Portugal S.A. (EDP), the largest Portuguese IPO since EDP’s own flotation in 1997; and

•	joint global coordinator and joint book runner on Brazil’s largest ever equity offering, the USD 4.1 billion IPO of OGX, an independent Brazilian oil and natural gas company.
Fixed income underwriting
In first half 2008, global debt capital markets issuance volumes dropped 29% compared with first half 2007, according to Dealogic. UBS participated in 692 transactions with a value of USD 143 billion in first half 2008, down 17% from the same period last year. UBS’s market share improved to 5.1% in first half 2008 from 4.4% in first half 2007. Key transactions in second quarter 2008 included:
•	joint book runner on a USD 2.5 billion issue for Wells Fargo, its first institutional fixed income hybrid offering since November 2006;

•	joint book runner on a USD 2.0 billion dual-tranche issue for VimpelCom, Russia’s leading telecommunications operator, the largest ever US dollar bond offering by a Russian corporate; and

•	joint book runner on a USD 1.8 billion tier 1 issue for Sumitomo Mitsui Financial Group, the first public issuance of an international bank capital security by a Japanese bank since January 2007.

Corporate Center
In second quarter 2008, Corporate Center recorded a CHF 330 million pre-tax loss from continuing operations. This compares with a pre-tax profit of CHF 3,947 million in first quarter 2008 and a CHF 1,994 million pre-tax profit in second quarter 2007. Items that have contributed to the large variation in quarterly results are the gains related to the accounting treatment of the issue of mandatory convertible notes in first quarter 2008, and UBS’s sale of its 20.7% stake in Julius Baer in second quarter 2007.
Business group reporting

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Total operating income	(50)	4,221	2,455			4,172	2,724

Cash components	325	309	333	5	(2)	635	634
Share-based components [1]	2	(6)	78		(97)	(4)	108

Total personnel expenses	328	303	411	8	(20)	631	742
General and administrative expenses	303	291	341	4	(11)	594	647
Services (to) / from other business units	(510)	(484)	(474)	(5)	(8)	(995)	(1,011)
Depreciation of property and equipment	161	164	183	(2)	(12)	324	370
Amortization of intangible assets	0	0	0			0	0

Total operating expenses [2]	281	274	461	3	(39)	555	748

Business group performance from continuing operations before tax	(330)	3,947	1,994			3,617	1,976
Business group performance from discontinued operations before tax	59	120	7	(51)	743	179	13

Business group performance before tax	(272)	4,067	2,001			3,796	1,989

Contribution from private equity / Industrial Holdings

Total operating income	4	31	363	(87)	(99)	36	502
Total operating expenses	10	55	90	(82)	(89)	65	99
Operating profit from continuing operations before tax	(6)	(24)	273	75		(29)	403
Profit from discontinued operations before tax	15	120	8	(88)	88	136	6

Additional information

BIS risk-weighted assets (CHF billion) [3]	9.6	12.1	8.9	(21)
Personnel (full-time equivalents) [4]	7,277	7,179	6,277	1	16
Personnel for Operational Corporate Center (full-time equivalents)	1,647	1,606	1,542	3	7
Personnel for ITI (full-time equivalents)	4,189	4,290	4,212	(2)	(1)
Personnel for Group Offshoring (full-time equivalents)	1,442	1,283	523	12	176

1	Additionally includes social security contributions and expenses related to alternative investment awards.

2	Includes expenses for the Company Secretary, Board of Directors and Group Internal Audit.

3	BIS risk-weighted assets (RWA) are according to Basel II; for quarters prior to 1Q08, RWA are according to the Basel I framework.

4	Personnel numbers exclude full-time equivalents from private equity: 5 for 2Q08, 5 for 1Q08, 3,913 for 2Q07.
Results
2Q08 vs 1Q08:
Corporate Center recorded a pre-tax loss from continuing operations of CHF 330 million, compared with a pre-tax profit of CHF 3,947 million. Excluding the CHF 3,860 million gain related to the accounting treatment of the issuance of mandatory convertible notes (MCN) on 5 March 2008, performance would have decreased by CHF 417 million. A factor contributing to this decline was a loss generated in Group Treasury related to the performance of currency hedges at Group level in second quarter.
First half 2008 vs first half 2007:
Pre-tax profit from continuing operations rose to CHF 3,617 million from CHF 1,976 million, though both results include one-off items which generated large revenues. The issuance of the MCN resulted in an accounting gain of CHF 3,860 million, while UBS’s sale of its 20.7% stake in Julius Baer in second quarter 2007 generated a CHF 1,950 million gain. Excluding these items, Corporate Center would have recorded a pre-tax loss of CHF 243 million compared with a pre-tax profit of CHF 26 million, with the difference largely due to lower private equity income in first half 2008 as a consequence of the business being wound down.

Business groups and Corporate Center results
12 August 2008
Operating income
2Q08 vs 1Q08:
Total operating income declined to negative CHF 50 million from positive CHF 4,221 million. Excluding the gain related to the accounting treatment of the issuance of the MCN in first quarter 2008, operating income would have declined by CHF 411 million. Private Equity operating income declined from CHF 31 million to CHF 4 million due to the continuing wind-down of the business. While Group Treasury activities generated a loss related to the performance of currency hedges at Group level in second quarter 2008, gains were seen during first quarter 2008.
As a consequence of UBS’s introduction of its new equity attribution framework, Corporate Center continues to transfer interest income earned from managing UBS’s consolidated capital back to the business groups. In second quarter 2008, the charge to Corporate Center due to the over-allocation of equity in the new equity attribution framework increased, exceeding the interest income earned (refer to the sidebar “Equity attribution framework” on page 60 of this report). Another contributing factor to the lower operating income in Corporate Center was the interest expense on the bond part of the MCN.
First half 2008 vs first half 2007:
Total operating income rose to CHF 4,172 million from CHF 2,724 million. This increase resulted primarily from the MCN issuance in first quarter 2008 outmatching the gain from UBS’s sale of its stake in Julius Baer in second quarter 2007, as referred to above. Excluding these one-off items, first half 2008 total operating income would have been CHF 312 million, down from CHF 774 million in first half 2007. On this basis, the decline is broadly due to decreased private equity income, which was CHF 36 million in first half 2008 compared with CHF 502 million in first half 2007.
The reported private equity income excludes profit and exit gains from fully consolidated private equity companies which are recognized in profit before tax from discontinued operations. The effect of this was CHF 136 million in first half 2008 and CHF 6 million in the same period a year earlier.
First half 2008 was also impacted by unconsolidated private equity investments, including those accounted for under the equity method, which generated total divestment gains of CHF 53 million against writedowns of CHF 9 million. These were partially offset by management fees paid to the Investment Bank in connection with the rights offering.
Operating expenses
2Q08 vs 1Q08:
Total operating expenses increased by 3%, or CHF 7 million, to CHF 281 million. Personnel expenses increased by 8% to CHF 328 million as a result of higher bonus accruals in second quarter 2008. General and administrative expenses were CHF 303 million, compared with CHF 291 million in the previous quarter.
Other businesses were charged CHF 510 million, an increase of CHF 26 million, or 5%, from first quarter when performance fees were paid to the Investment Bank for its role in the sale of private equity companies. Higher charges due to the centralization of all tax units into Corporate Center and for shared services were partly offset by decreased IT Infrastructure (ITI) allocations, which were in line with overall reductions in ITI costs.
First half 2008 vs first half 2007:
Total operating expenses declined by 26%, or CHF 193 million, to CHF 555 million. The largest contributing factor was lower personnel expenses, which declined by 15% to CHF 631 million from CHF 742 million, mainly due to significantly lower bonus accruals in Operational Corporate Center. Foreign exchange gains and efficiency improvements within ITI, in combination with lower advertising and sponsoring costs, led to general and administrative expenses being 8% lower. Furthermore, depreciation of property and equipment decreased by CHF 46 million, or 12%, to CHF 324 million.
Personnel
Corporate Center (excluding private equity) had 7,277 employees on 30 June 2008, an increase of 1%, or 98 employees, from 31 March 2008. An increase of 159 employees was driven by the business groups transitioning further positions to Group Offshoring in India and Poland. The centralization of all tax units in Corporate Center added 90 employees. This was partly offset by slightly reduced staff levels in ITI due to efficiency gains.

Capital management, balance sheet,
liquidity management & off-balance sheet
Management report

Capital management, balance sheet,
liquidity management & off-balance sheet
12 August 2008
Capital management
Capital ratios
2Q08 vs 1Q08:
On 30 June 2008, UBS’s BIS tier 1 capital ratio stood at 11.6% and its BIS total capital ratio was 15.7%, up from 6.9% and 10.7% respectively on 31 March 2008. During this period, risk-weighted assets (RWA) were reduced by CHF 10.1 billion, or 3.0%. The BIS tier 1 capital increased by CHF 14.6 billion and the BIS total capital by CHF 15.1 billion, primarily related to the rights issue of CHF 15.6 billion on 17 June 2008 (for further details, refer to the sidebar “Rights offering June 2008” on page 59 of this report).
Capital requirements
2Q08 vs 1Q08:
RWA under Basel II decreased to CHF 323.2 billion on 30 June 2008 from CHF 333.3 billion on 31 March 2008. For further details on UBS’s implementation of Basel II, refer to the sidebar “Capital requirements under Basel II” on page 57 of this report. Figures by component are as follows:
Credit risk
RWA for credit risk declined to CHF 252.8 billion on 30 June 2008 from CHF 271.8 billion on 31 March 2008, mainly due to lower RWA for lending, derivatives and repo-style transactions. For further information on credit risk, refer to page 29 in the “Risk management and control” section of this report.
Capital adequacy

	Basel II		Basel I
CHF million, except where indicated	30.6.08	31.3.08	30.6.07

BIS tier 1 capital	37,500	22,898	46,523
of which: hybrid tier 1 capital	7,553	5,787	5,685
BIS total capital	50,670	35,536	58,582

BIS tier 1 capital ratio (%)	11.6	6.9	12.3
BIS total capital ratio (%)	15.7	10.7	15.5

Total BIS risk-weighted assets	323,177	333,300	378,430

Segmentation of required capital
BIS risk-weighted assets (RWAs)

	Basel II		Basel I
CHF million	30.6.08	31.3.08	30.6.07

Credit risk[1]	252,848	271,848	344,449

Non-counterparty related risk	7,730	7,433	9,445

Market risk	19,195	17,481	24,536

Operational risk	43,404	36,538	0

Total BIS risk weighted assets	323,177	333,300	378,430

1	Includes securitization exposures and equity exposures not part of the trading book and capital requirements for failed trades.

As they have announced publicly, the Swiss Federal Banking Commission (SFBC) and the Swiss National Bank plan to enhance the capital requirements applicable to UBS and Credit Suisse. The proposals are currently undergoing a short consultation phase, and are expected to be issued in their final form this autumn. The regulators propose to increase the capital buffer (the regulatory capital to be held over and above the minimum established under the Basel II requirements as implemented in Switzerland), and also to introduce a so-called leverage ratio, a minimum ratio between the total balance sheet size and tier 1 capital. According to the SFBC, the measures would be implemented progressively over a number of years. UBS believes that a strong capital base is very important for a well-functioning banking system and for ensuring client trust. This was the reason that UBS has acted so quickly and decisively to raise capital in the course of the market crisis. UBS is assessing the regulatory proposals in close consultation with Swiss authorities.

Capital requirements under Basel II
On 1 January 2008, UBS adopted the revised capital framework of the Basel Committee on Banking Supervision — Basel II — which introduced new and amended capital requirements for the different risk types and revised the calculation of eligible capital.
Under the Advanced Internal Ratings Based Approach (AIRB) applied by UBS, credit risk weights are determined by reference to internal counterparty ratings and loss-given default estimates. UBS uses internal models, approved by the Swiss Federal Banking Commission (SFBC), to measure the credit risk exposures to third parties on over-the-counter derivatives and repurchase-style (repo-style) transactions. For a subset of its credit portfolio, UBS applies the Standardized Approach (SA-BIS), based on external ratings.
Non-counterparty related assets such as UBS premises, other properties and equipment require capital underpinning according to prescribed regulatory risk weights.
For most market risk positions, UBS derives its regulatory capital requirement from its internal Value at Risk (VaR) model, which is approved by the SFBC. For certain positions, market risk regulatory capital is computed using the standardized method defined by the SFBC.
UBS has developed a model for quantification of operational risk, which meets the regulatory capital standard under the Basel II Advanced Measurement Approach (AMA). It has two main components: the historical component is based on UBS’s own internal losses and is used primarily to determine the expected loss portion of the capital requirement (the firm has been collecting operational risk event data since 2002); and the scenario component of the AMA model is used primarily to determine the unexpected loss portion of the capital requirement. The scenarios themselves are generated from an analysis of internal and external event information, the current business environment, and UBS’s own internal control environment.
Furthermore, Basel II requires deduction of some positions from eligible capital, most notably goodwill, intangible assets (excluding software), net long positions in non-consolidated participations in financial institutions and first loss positions in securitization exposures.
Although UBS determines published RWA according to the Basel II Capital Accord (BIS guidelines), the calculation of UBS’s regulatory capital requirement is based on the regulations of the SFBC, leading to higher risk-weighted assets.
For further information on risk categories, refer to the “Risk management and control” section of this report.

Non-counterparty related assets
RWA for non-counterparty related assets slightly increased by CHF 0.3 billion to CHF 7.7 billion on 30 June 2008 from 31 March 2008.
Market risk
RWA for market risk increased from CHF 17.5 billion on 31 March 2008 to CHF 19.2 billion on 30 June 2008, mainly due to enhancements to the parameters in the Value-at- Risk model. For further information on market risk, refer to pages 26 to 29 in the “Risk management and control” section of this report.
Operational risk
The Basel II capital requirement for operational risk amounted to RWA of CHF 43.4 billion on 30 June 2008, up from CHF 36.5 billion on 31 March 2008. The increase is primarily due to the recalibration of a forward-looking scenario component of UBS’s model for quantification of operational risk, mainly reflecting large losses related to operational risk within the financial industry (rogue trading, for example). For further information on operational risk, refer to page 30 in the “Risk management and control” section of this report.

Capital management, balance sheet,
liquidity management & off-balance sheet
12 August 2008
Capital components

	Basel II			Basel I
CHF million	30.6.08	31.3.08		30.6.07

Core capital prior to deductions	56,203	39,301		62,956
of which: paid-in share capital	293	207		207
of which: share premium, retained earnings, currency translation differences and other elements	48,357	33,307		57,064
of which: non-innovative capital instruments	1,934	298		367
of which: innovative capital instruments	5,619	5,489		5,318
Less: goodwill & intangible assets [1]	(13,510)	(13,112)		(13,800)
Less: other tier 1 deductions [2]	(4,182) [3]	(2,119	) [3]	(2,633)
Less: other Basel II deductions [4]	(1,012)	(1,172)		—

Total eligible tier 1 capital	37,500	22,898		46,523

Upper tier 2 capital	1,102	1,044		293
Lower tier 2 capital	13,079	12,766		13,303
Less: Basel I deductions [5]	—	—		(1,537)
Less: other Basel II deductions [4]	(1,012)	(1,172)		—

Total eligible capital	50,670	35,536		58,582

1	Includes under Basel I only goodwill and the portion of intangible assets exceeding 4% of tier 1 capital.

2	Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for cancellation (second trading line) and for not yet vested or upcoming share awards; iii) other treasury share positions net of delta-weighted obligations out of employee stock options granted prior to August 2006.

3	Netting of own shares with share-based payment obligations is subject to a grandfathering agreement with the Swiss Federal Banking Commission.

4	Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: net long position of non-consolidated participations in the finance sector; expected loss less provisions (if positive, for IRB); expected loss for equities (simple risk-weight method); first loss positions from securitization exposures.

5	Consists of the net long position of non-consolidated participations in the finance sector and first loss positions from securitization exposures.
Eligible capital
In order to determine eligible tier 1 and total capital, specific adjustments must be made to equity attributable to UBS shareholders as defined by the International Financial Reporting Standards (IFRS). The most notable adjustment is the deduction of goodwill, intangible assets (excluding software) and investments in unconsolidated entities engaged in banking and financial activities. There is no difference in eligible capital between the BIS guidelines and Swiss Federal Banking Commission (SFBC) regulations.
Tier 1 capital: 2Q08 vs 1Q08
Tier 1 capital increased from CHF 22.9 billion on 31 March 2008 to CHF 37.5 billion on 30 June 2008. The increase is

Stock dividend
Based on the decision made by the extraordinary general meeting of 27 February 2008 to create authorized capital for the distribution of a maximum number of 103.7 million shares for a stock dividend, the Board of Directors of UBS AG determined the final terms of the dividend on 16 April 2008. UBS’s shareholders were allocated on 25 April 2008 one entitlement for each share held. Twenty entitlements gave the holder the right to receive one new UBS AG share for free. Out of the 103.7 million share allowance, a total of 98,698,754 new shares were issued as a stock dividend on 19 May 2008.

mainly related to the rights issue of CHF 15.6 billion and the issue of EUR 1.0 billion of perpetual preferred securities that took place in second quarter 2008, partially offset by losses incurred in the same period, deductions for treasury shares and other elements.
Tier 2 capital: 2Q08 vs 1Q08
Under Basel II, UBS can account for CHF 1.1 billion additional upper tier 2 capital, mainly from general provisions in excess of expected losses. Lower tier 2 capital consists of subordinated long-term debt issued in various currencies and with different maturities. Due to changes in foreign exchange rates, lower tier 2 capital was CHF 13.1 billion on 30 June 2008, up from CHF 12.8 billion on 31 March 2008.
UBS share count
2Q08 vs 1Q08:
Total UBS shares issued increased from 2,073,567,252 shares on 31 March 2008 to 2,932,567,827 shares on 30 June 2008. The increase is the result of the stock dividend and the rights issue. For the stock dividend, shareholders were allocated on 25 April 2008 one entitlement per share held with the right to receive one share for free against 20 entitlements. This resulted in a total of 98,698,754 new shares being issued to UBS’s shareholders. As part of the CHF 15.6 billion ordinary capital increase, 760,295,181 new shares were issued in the rights offering to UBS’s shareholders (refer to the sidebars “Stock dividend” and “Rights offering June 2008” on pages 58 to 59, respectively, of this report).
As of 30 June 2008, UBS expects 270,438,942 new shares to be issued out of conditional capital upon the settlement of the CHF 13 billion mandatory convertible notes on 5 March 2010. A further 150,112,086 new shares to be issued out of conditional capital were available to settle employee options at exercise.
Treasury shares
2Q08 vs 1Q08:
Total UBS shares held on 30 June 2008 were 100,846,828, little changed compared with 31 March 2008. Shares are primarily held to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. To the extent that it issues derivatives to retail and institutional investors it may hold shares to hedge these products.

Rights offering June 2008
On 17 June 2008, a capital increase was completed, following approval of the issuance of a maximum of 1,250,000,000 UBS shares by shareholders at the annual general meeting on 23 April 2008.
Based on this approval, UBS’s Board of Directors decided on 21 May 2008 to increase the share capital of UBS AG by means of a rights offering through the issuance of of 760,295,181 fully paid-in registered shares, leading to net proceeds of CHF 15.6 billion. Shareholders were allotted one subscription right for each share they owned. For every 20 of those rights, shareholders were entitled to buy seven shares at CHF 21.00 on 17 June 2008. Subscription rights received by shareholders were tradable on SWX Europe and the New York Stock Exchange (NYSE).
Subscription rights for 755,466,901 new shares were exercised in the offering, representing 99.4% of all new shares offered. 4,828,280 new shares for which subscription rights were not validly exercised have been sold by UBS Investment Bank in open market transactions.

Capital management, balance sheet,
liquidity management & off-balance sheet
12 August 2008
Equity attribution framework
The equity attribution framework introduced in first quarter 2008 reflects UBS’s overarching objectives of maintaining a strong capital base and guiding businesses towards activities with the best balance between profit potential, risk and capital usage. Its design enables UBS to calculate and assess return on attributed equity (RoaE) in each of its businesses and integrate Group-wide capital management activities with those at business group and business unit level.
The framework operates as follows. First, each business is attributed an amount of equity equal to the average book value of goodwill and intangible assets, as reported for that business group or unit according to the International Financial Reporting Standards. Next, the Group Executive Board (GEB) considers a number of factors, including capital-at-risk, regulatory capital requirements, and asset size, as well as adjustments made by the GEB based on its judgments regarding equity requirements.
As a result, the amount of equity attributed to all of the businesses corresponds to the amount that UBS believes is required to maintain a strong capital base and support its businesses adequately. If the total equity attributed to the businesses differs from the Group’s actual equity during a particular period, the surplus or deficit is shown in Corporate Center.
As reflected in the table below, there are no major changes in equity attribution at business group level in comparison to first quarter 2008. While Global Wealth Management & Business Banking and Global Asset Management remained at their first quarter levels, the amount of equity attributed to the Investment Bank is CHF 1 billion less than the amount attributed for first quarter 2008. This reduction was due to a lower risk exposure in the Investment Bank. UBS shareholders’ equity was CHF 44.3 billion as of 30 June 2008. As reflected in the table below, CHF 47.0 billion of equity was attributed to the business groups during second quarter 2008. Therefore, on a spot basis, the deficit in Corporate Center was CHF 2.7 billion. This sharp reduction in the Corporate Center deficit from the CHF 22.2 billion figure shown for first quarter 2008 occurred as a result of the measures taken to restore UBS’s capital position — the mandatory convertible notes (issued in March 2008 and included in shareholders’ equity in second quarter 2008) and the rights issue, which was successfully completed in June 2008.
The table below shows a reduction in the Corporate Center deficit from CHF 22.2 billion in first quarter 2008 to CHF 16.7 billion in second quarter 2008. These are average figures for each quarter. This averaging process, by its nature, reflects the reduction in the Corporate Center deficit more slowly than is shown by the 30 June 2008 spot figure of CHF 2.7 billion noted above.
Corporate Center continues to transfer interest income earned from managing UBS’s consolidated capital back to the businesses. The over-allocation of equity in second quarter 2008 resulted in a charge to Corporate Center exceeding the interest income earned. For further information regarding the impact of interest income on the operating income of the business groups and units, refer to the respective sections of this report.
Also, RoaE for the individual business groups and units is disclosed in the respective sections of this report.
Average equity attributed

	Average	Average	% change from
CHF billion	2Q08	1Q08	1Q08

Wealth Management International & Switzerland	6.2	6.3	(2)
Wealth Management US	6.8	6.6	3
Business Banking Switzerland	4.0	4.1	(2)

Global Wealth Management & Business Banking	17.0	17.0	0
Global Asset Management	3.0	3.0	0
Investment Bank	27.0	28.0	(4)
Corporate Center	(16.7)	(22.2)

UBS total	30.3	25.8	17

Balance sheet
30.06.08 vs 31.12.07:
UBS’s total assets were CHF 2,078 billion on 30 June 2008, dropping by CHF 153 billion from CHF 2,231 billion on 31 March 2008 and by CHF 195 billion from CHF 2,273 billion on 31 December 2007. In second quarter 2008, a strengthening of the US dollar, the euro and the British pound against the Swiss franc inflated the balance sheet by CHF 40 billion, resulting in an underlying reduction of effectively CHF 193 billion. Almost half of this reduction was achieved through the trading portfolio (described on page 62), which was down by CHF 91 billion on a currency-adjusted basis in second quarter 2008, as UBS continued with its deliberate balance sheet reductions in the Investment Bank. This was complemented by a similar drop in positive replacement values, which fell by CHF 91 billion on a currency-adjusted basis. The trading portfolio is the dominant factor for balance sheet reduction when compared with year-end 2007, dropping by CHF 239 billion, or by CHF 198 billion when adjusting for currency effects. While the Investment Bank has significantly reduced its balance sheet position, by CHF 158 billion in the second quarter and by CHF 190 billion since year-end 2007, the positions of Global Wealth Management & Business Banking (CHF 290 billion) and Global Asset Management (CHF 36 billion) remained virtually stable, compared with both 31 March 2008 and year-end 2007.
Lending and borrowing
Lending
Cash was CHF 16 billion on 30 June 2008, down by CHF 3 billion since 31 March 2008 and by CHF 2 billion since year-end 2007. Due from banks decreased by CHF 7 billion in second quarter and by CHF 4 billion since year-end 2007, largely due to the variability of interbank placements. Loans to customers increased to CHF 340 billion on 30 June 2008, a rise of CHF 17 billion since 31 March 2008 and up by CHF 4 billion since year-end 2007. This stemmed to a large extent from the collateralized term loan of approximately USD 11 billion provided in connection with the sale of USD 15 billion of US real estate-related assets to a fund managed by Black-Rock that UBS completed during second quarter 2008.
Borrowing
Due to banks was down by CHF 21 billion since 31 March 2008 and by CHF 22 billion since year-end 2007 to stand at CHF 124 billion on 30 June 2008. The decrease was almost entirely driven by the bank’s central funding entity, the Investment Bank’s foreign exchange and money market desk, which saw reduced unsecured funding needs as the Investment Bank reduced its balance sheet assets. This was also reflected in total debt issued (including financial liabilities designated at fair value), which decreased to CHF 368 billion on 30 June 2008, a drop of CHF 26 billion since prior quarter-end and by CHF 45 billion from year-end 2007. In particular, money market paper issuance was reduced from second quarter by CHF 22 billion to CHF 128 billion. Long-term debt issued (including financial liabilities designated at fair value) stood at CHF 240 billion on 30 June 2008, a drop of CHF 4 billion from 31 March 2008 and CHF 21 billion down from year-end 2007. However, the reduction since year-end included a CHF 16 billion currency impact, while the second-quarter drop included a CHF 12 billion reduction due to the reclassification of the mandatory convertible notes (MCN) from long-term debt into shareholders’ equity, which was triggered by the rights issue in June 2008. Excluding the MCN reclassification impact and adjusting for currency effects, the bank’s long-term debt portfolio increased by CHF 4 billion during the second quarter. Due to customers was CHF 556 billion on 30 June 2008, a decrease of CHF 11 billion during the second quarter and down by CHF 86 billion from year-end 2007, of which CHF 35 billion of the reduction since year-end was due to currency movements.
Repurchase / reverse repurchase agreements and securities borrowing / lending
In terms of secured lending, the sum of cash collateral on securities borrowed and reverse repurchase agreements was stable during second quarter, down by CHF 1 billion to stand at CHF 569 billion on 30 June 2008, although it was CHF 15 billion lower than at year-end 2007 after the reductions during first quarter 2008. There were further reductions on the secured borrowing side, as repurchase agreements and securities lent against cash collateral declined by another CHF 34 billion during second quarter, standing at CHF 263 billion on 30 June 2008, which is a reduction of CHF 74 billion since year-end 2007. The decline in secured borrowing during second quarter 2008 was related to the Investment Bank’s overall balance sheet reductions.

Capital management, balance sheet,
liquidity management & off-balance sheet
12 August 2008
Trading portfolio
Significant reductions were again achieved in the trading portfolio, which fell by CHF 82 billion during second quarter 2008, or by CHF 91 billion on a currency-adjusted basis. At the end of second quarter, the trading portfolio stood at CHF 536 billion and was reduced by CHF 239 billion since the beginning of the year, or by CHF 198 billion when adjusted for currency impacts. A large part of the decrease was related to the Investment Bank’s overall balance sheet reductions and occurred within the fixed income, currencies and commodities business area and stemmed to a large extent from US residential real estate-related securities (including the above-mentioned USD 15 billion disposal to a fund managed by BlackRock). As a result, most of the reduction occurred in debt instruments, which declined by CHF 68 billion during second quarter 2008, following a similar-sized decrease in first quarter 2008. Reductions occurred across all product types, with equity instruments falling by CHF 6 billion during second quarter 2008, traded loans by CHF 4 billion and precious metals by CHF 4 billion.
Replacement values
The positive and the negative replacement values (RVs) of derivatives instruments decreased by a similar extent during second quarter 2008, reversing part of the significant increases seen in first quarter 2008. Positive RVs dropped by CHF 77 billion to CHF 495 billion in second quarter 2008, largely driven by movements in interest rates, currencies and credit spreads. The decreases were slightly offset by an increase in the RVs of commodities-linked derivatives. During the same period, the negative RVs of derivative instruments also decreased — by CHF 69 billion to CHF 504 billion — driven by the same underlying factors as for the positive RVs. Despite the second-quarter decreases, positive and negative RVs of derivative instruments are still higher than they were at year-end, by CHF 67 billion and CHF 60 billion respectively — as the developments in interest rates, currencies and credit spreads in second quarter 2008 only partially reversed the trends seen during first quarter 2008.
Equity attributable to UBS shareholders
On 30 June 2008, equity attributable to UBS shareholders was CHF 44.3 billion, representing an increase of CHF 27.9 billion compared with 31 March 2008 and up by CHF 9.1 billion since year-end 2007.
The increase in second quarter reflects mainly the positive impact of CHF 15.6 billion from the rights issue in June 2008, and an increase in share premium of CHF 12.4 billion related to the reclassification of the MCN from liability instruments to equity instruments.
In first half 2008, equity attributable to UBS shareholders increased by CHF 9.1 billion. The positive impacts of CHF 28 billion from the rights issue and the reclassification of the MCN in second quarter (mentioned above) were reduced by net losses of CHF 11.9 billion and adverse foreign currency translation impacts of CHF 2.1 billion, and negative impacts of the MCN in first quarter 2008 of CHF 1.6 billion. The remaining movements are mainly attributable to treasury shares and share-based compensation, net of tax.

Liquidity management
UBS defines liquidity as the ability to meet obligations as they come due and to provide funds for increases in assets without incurring unacceptable costs.
Market overview: first half 2008
During first half 2008, the financial and credit market weakness that began with the dislocation of the US residential mortgage market in second half 2007 continued. This led to a sharp reduction in trading volumes in some previously highly liquid markets. In the secured financing markets, certain assets were subject to lower advance rates and were sometimes not accepted. Capital markets and liquidity in risk assets continued to be constrained, while the costs of financing generally rose.
UBS does not expect markets to become more liquid in the short-term. Since the onset of these market disruptions, the firm has maintained a comfortable liquidity position due to its broad and highly diversified funding sources, its large quantity of liquid assets and its robust contingency planning processes. The size of UBS’s reserves and the structure of its balance sheet — particularly the size, composition and liquidity of its asset base and the term structure of its funding — are reviewed regularly and adjusted to market conditions.
Throughout second quarter 2008, UBS continued to adjust its asset and liability positions in order to maintain its financial flexibility. UBS maintained its substantial liquidity reserves, which include a large multi-currency portfolio of unencumbered high-quality and short-term assets as well as available and unutilized liquidity facilities at several major central banks. Continuation of selective asset reduction programs has allowed UBS to maintain its liquidity reserves despite difficult market conditions.
Liquidity measures
UBS uses several measures to continuously track its liquidity position and maintain a balanced asset and liability profile over time. These measures include monitoring its contractual and behavioral maturity profiles, projecting its liquidity exposures under various stress scenarios and monitoring its secured funding capacity.
To preserve a well balanced and diversified liability structure, Group Treasury routinely monitors UBS’s liquidity and funding status and reports its findings regularly to senior management and the Group Executive Board. This includes an assessment of the firm’s “cash capital” position and concentration risks in its main funding portfolios. Cash capital is the difference between UBS’s long-term funding and the total of illiquid assets, where “long-term” and “illiquid” both refer to a time horizon of one year.
In response to the market dislocation discussed above, UBS increased both its modeling and monitoring frequency, and the projected severity of the scenarios it uses to monitor and develop effective responses that mitigate potential liquidity exposures in a crisis scenario. The models analyze the impacts of a severe liquidity crisis, in which a firm-specific crisis occurs within a stressed market environment. The underlying assumptions in the analysis encompass the characteristics that have emerged in the present market turmoil, such as continued risk aversion and dislocation in terms of money markets and market liquidity limited to a very narrow range of asset classes. The assumptions incorporated in UBS’s current stressed scenario analysis have far exceeded the conditions experienced during the current market crisis.
Funding profile
UBS continues to maintain a well balanced portfolio of liabilities that is broadly diversified by market, product and currency, minimizing its dependency on any single funding source. This, together with its centralized funding management, has enabled UBS to fund its business activities throughout the current prolonged period of market stress. UBS’s domestic retail and global wealth management businesses have continued to be valuable and reliable sources of funding. Funding is also provided through numerous short-, medium- and long-term funding programs in Europe, the US and Asia, which provide specialized investments to its institutional and private clients.
At the end of second quarter 2008, UBS’s funding profile remained broadly similar to its funding profile both at prior quarter-end and at year-end 2007, in terms of diversification

Capital management, balance sheet,
liquidity management & off-balance sheet
12 August 2008
with respect to both currency and product type, as illustrated in the graphs on the right. Approximately 20% of funding continues to be raised on a secured basis and UBS’s unsecured funding base remains well diversified. The proportion of UBS’s funding from savings and demand deposits increased to 21% from 18% at prior quarter-end, long-term debt remained stable at 18%, as have time deposits at 16%. The relative amount of money market papers dropped slightly, to 10% from 11%, as did short-term inter-bank borrowing, to 9% from 10%, while the proportion of funding from fiduciary deposits rose slightly to 6% from 5% compared with the prior quarter-end.
UBS raised a significant amount of new long-term funds in second quarter 2008 despite the persistent difficult market environment. This included proceeds from approximately CHF 35 billion of long-term debt and structured notes issuance, more than CHF 15 billion of proceeds from the rights offering and the issuance of EUR 1 billion in perpetual preferred securities. Among the notable funding transactions executed in second quarter was a JPY 91.5 billion public offering of senior notes in Japan. This debut transaction in the Samurai market added further diversification to UBS’s sources of long-term funding.

Off-balance sheet
In the normal course of business, UBS enters into arrangements that, under International Financial Reporting Standards, lead to either de-recognition of financial assets and liabilities for which UBS has transferred substantially all risks and rewards or the non-recognition of financial assets (and liabilities) received for which UBS has not assumed the related risks and rewards. UBS recognizes these types of arrangements on the balance sheet to the extent of its involvement, which, for example, may be in form of derivatives, guarantees, financing commitments or servicing rights. When UBS, through these arrangements, incurs an obligation or becomes entitled to an asset, it recognizes them on the balance sheet, with the resulting loss or gain recorded in the income statement. It should be noted that in many instances, the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements. Generally, these arrangements either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS.
Off-balance sheet arrangements include purchased and retained interests, derivatives and other involvements in non-consolidated entities and structures. UBS has originated such structures and has acquired interests in structures set up by third parties.
The following paragraphs discuss several distinct areas of off-balance sheet arrangements. Note 10 to the financial statements of this report discusses committed amounts of undrawn irrevocable credit facilities, credit guarantees, performance guarantees, documentary credits and similar instruments. Potential support to non-consolidated investment funds is discussed in the “Risk management and control” section of this report.
Liquidity facilities and guarantees
At the end of second quarter 2008, UBS had no significant exposure through liquidity facilities and guarantees to structured investment vehicles, conduits and other types of special purpose entities (SPEs). Losses resulting from such obligations were not significant in first half 2008.
Non-consolidated securitization vehicles and collateralized debt obligations
UBS sponsors the creation of SPEs that facilitate the securitization of acquired residential and commercial mortgage loans, other financial assets and related securities. UBS also securitizes customers’ debt obligations in transactions that involve SPEs which issue collateralized debt obligations. A typical securitization transaction of this kind would involve the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Generally, UBS intends to sell the beneficial interests to third parties shortly after securitization. Due to illiquid markets for certain instruments linked to the US mortgage market in second half 2007 and first half 2008, certain retained interests could not be sold in the short-term.
Consolidation of securitization vehicles and CDOs
UBS continually evaluates whether triggering events require the reconsideration of the consolidation conclusions made at the inception of its involvement with securitization vehicles and CDOs. Triggering events generally include items such as major restructurings, the vesting of potential rights and the acquisition, disposition or expiration of interests. In these instances, SPEs may be consolidated or de-consolidated as the conditions have changed. Starting in December 2007, due to market conditions, various non-consolidated CDOs in which UBS held a majority stake in super senior securities were declared to have breached default provisions pursuant to the entities’ governing documents. In these instances, various contingent decision-making rights became immediately vested in the super senior class holders. UBS determined that, in certain instances, the rights arising from such events caused it to be in control of these entities and therefore consolidated the affected entities. The consolidation had no material incremental impact on UBS’s income statement and balance sheet.
Risks resulting from non-consolidated securitization vehicles and CDOs
The “Risk management and control” section of this report discloses in detail UBS’s main risk concentrations, including risks associated with UBS’s involvement in consolidated and non-consolidated US mortgage securitization vehicles and CDOs. If future consolidation of additional vehicles is required, UBS does not expect this to have significant impact on its risk exposure, capital, financial position or results of operations. Positions with significant impact on the income statement are disclosed in Note 3 to the financial statements on page 78 of this report.

Financial statements

Financial statements
12 August 2008
Financial statements
Income statement (unaudited)

		Quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Continuing operations

Interest income	3	17,530	20,222	29,011	(13)	(40)	37,752	54,953
Interest expense	3	(16,294)	(18,543)	(28,182)	(12)	(42)	(34,837)	(52,816)

Net interest income	3	1,236	1,679	829	(26)	49	2,915	2,137
Credit loss (expense) / recovery		(19)	(311)	14	(94)		(329)	15

Net interest income after credit loss expense		1,217	1,368	843	(11)	44	2,586	2,152
Net fee and commission income	4	6,221	6,215	7,846	0	(21)	12,436	15,110
Net trading income	3	(3,543)	(11,643)	4,374	70		(15,186)	9,041
Other income	5	125	108	2,951	16	(96)	233	3,197

Total operating income		4,021	(3,952)	16,014		(75)	69	29,500

Personnel expenses	6	4,612	5,274	7,253	(13)	(36)	9,887	14,347
General and administrative expenses	7	2,831	2,243	2,270	26	25	5,074	4,172
Depreciation of property and equipment		277	281	322	(1)	(14)	558	622
Impairment of goodwill		341	0	0			341	0
Amortization of intangible assets		49	49	64	0	(23)	98	148

Total operating expenses		8,110	7,847	9,909	3	(18)	15,957	19,289

Operating profit from continuing operations before tax		(4,089)	(11,799)	6,105	65		(15,889)	10,211
Tax expense		(3,829)	(297)	676			(4,126)	1,597

Net profit from continuing operations		(260)	(11,502)	5,429	98		(11,763)	8,614

Discontinued operations

Profit from discontinued operations before tax		59	120	7	(51)	743	179	13
Tax expense		1	0	(260)			1	(262)

Net profit from discontinued operations		58	120	267	(52)	(78)	178	275

Net profit		(202)	(11,382)	5,696	98		(11,584)	8,889

Net profit attributable to minority interests		156	153	149	2	5	309	311
from continuing operations		155	107	149	45	4	262	311
from discontinued operations		1	46	0	(98)		47	0

Net profit attributable to UBS shareholders		(358)	(11,535)	5,547	97		(11,893)	8,578
from continuing operations		(415)	(11,609)	5,280	96		(12,025)	8,303
from discontinued operations		57	74	267	(23)	(79)	132	275

Earnings per share

Basic earnings per share (CHF)	8	(0.14)	(5.22)	2.55	97		(4.95)	3.94
from continuing operations		(0.16)	(5.25)	2.42	97		(5.01)	3.81
from discontinued operations		0.02	0.03	0.12	(33)	(83)	0.05	0.13
Diluted earnings per share (CHF)	8	(0.14)	(5.23)	2.48	97		(4.97)	3.82
from continuing operations		(0.17)	(5.26)	2.36	97		(5.02)	3.70
from discontinued operations		0.02	0.03	0.12	(33)	(83)	0.05	0.12

Balance sheet (unaudited)

				% change from
CHF million	30.6.08	31.3.08	31.12.07	31.12.07

Assets

Cash and balances with central banks	16,397	19,352	18,793	(13)
Due from banks	56,459	63,740	60,907	(7)
Cash collateral on securities borrowed	159,101	172,134	207,063	(23)
Reverse repurchase agreements	409,867	397,911	376,928	9
Trading portfolio assets	422,047	461,088	610,061	(31)
Trading portfolio assets pledged as collateral	113,605	156,345	164,311	(31)
Positive replacement values	495,442	572,864	428,217	16
Financial assets designated at fair value	11,683	10,224	11,765	(1)
Loans	340,362	323,444	335,864	1
Financial investments available-for-sale	4,377	4,254	4,966	(12)
Accrued income and prepaid expenses	9,281	9,463	11,953	(22)
Investments in associates	1,366	1,408	1,979	(31)
Property and equipment	7,366	6,904	7,234	2
Goodwill and intangible assets	13,335	13,160	14,538	(8)
Other assets	16,947	18,728	18,189	(7)

Total assets	2,077,635	2,231,019	2,272,768	(9)

Liabilities

Due to banks	123,889	144,587	145,762	(15)
Cash collateral on securities lent	25,709	25,295	31,621	(19)
Repurchase agreements	237,525	271,729	305,887	(22)
Trading portfolio liabilities	144,344	166,588	164,788	(12)
Negative replacement values	503,982	573,101	443,539	14
Financial liabilities designated at fair value	161,109	160,356	191,853	(16)
Due to customers	556,223	567,023	641,892	(13)
Accrued expenses and deferred income	14,022	14,324	22,150	(37)
Debt issued	207,358	234,037	222,077	(7)
Other liabilities	51,180	51,283	61,029	(16)

Total liabilities	2,025,341	2,208,323	2,230,598	(9)

Equity

Share capital	293	207	207	42
Share premium	30,991	3,327	12,433	149
Net income recognized directly in equity, net of tax	(3,567)	(3,552)	(1,161)	(207)
Revaluation reserve from step acquisitions, net of tax	38	38	38	0
Retained earnings	22,230	22,604	34,139	(35)
Equity classified as obligation to purchase own shares	(85)	(94)	(74)	(15)
Treasury shares	(5,617)	(6,144)	(10,363)	46

Equity attributable to UBS shareholders	44,283	16,386	35,219	26
Equity attributable to minority interests	8,011	6,310	6,951	15

Total equity	52,294	22,696	42,170	24

Total liabilities and equity	2,077,635	2,231,019	2,272,768	(9)

Financial statements
12 August 2008
Statement of changes in equity (unaudited)

	For the six-month period ended
CHF million	30.6.08	30.6.07

Share capital
Balance at the beginning of the period	207	211
Issue of share capital	86	0
Cancellation of second trading line treasury shares	0	(4)

Balance at the end of the period	293	207

Share premium
Balance at the beginning of the period	8,884	9,870
Change in accounting policy	3,549	2,770
Premium on shares issued and warrants exercised	22,879	4
Net premium / (discount) on treasury share and own equity derivative activity	(2,268)	(177)
Employee share and share option plans	(1,671)	(313)
Tax benefits from deferred compensation awards	26	290
Transaction costs related to share issuances, net of tax	(408)	0

Balance at the end of the period attributable to UBS shareholders	30,991	12,444
Balance at the end of the period attributable to minority interests	449	510

Balance at the end of the period	31,440	12,954

Net income recognized directly in equity, net of tax
Foreign currency translation
Balance at the beginning of the period	(2,627)	(1,618)
Change in accounting policy	27	4
Movements during the period	(2,146)	569

Subtotal – balance at the end of the period attributable to UBS shareholders	(4,746)	(1,045)
Balance at the end of the period attributable to minority interests	(955)	(152)

Subtotal – balance at the end of the period	(5,701)	(1,197)

Net unrealized gains / (losses) on financial investments available-for-sale, net of tax
Balance at the beginning of the period	1,471	2,876
Net unrealized gains / (losses) on financial investments available-for-sale	(187)	1,535
Impairment charges reclassified to the income statement	6	13
Realized gains reclassified to the income statement	(78)	(2,765)
Realized losses reclassified to the income statement	5	4

Subtotal – balance at the end of the period attributable to UBS shareholders	1,217	1,663
Balance at the end of the period attributable to minority interests	1	30

Subtotal – balance at the end of the period	1,218	1,693

Changes in fair value of derivative instruments designated as cash flow hedges, net of tax
Balance at the beginning of the period	(32)	(443)
Net unrealized gains / (losses) on the revaluation of cash flow hedges	13	(73)
Net realized (gains) / losses reclassified to the income statement	(19)	97

Subtotal – balance at the end of the period attributable to UBS shareholders	(38)	(419)
Balance at the end of the period attributable to minority interests	0	0

Subtotal – balance at the end of the period	(38)	(419)

Net income recognized directly in equity, net of tax - attributable to UBS shareholders	(3,567)	199
Net income recognized directly in equity - attributable to minority interests	(954)	(122)

Balance at the end of the period	(4,521)	77

Revaluation reserve from step acquisitions, net of tax
Balance at the beginning of the period	38	38
Movements during the period	0	0

Balance at the end of the period attributable to UBS shareholders	38	38

Statement of changes in equity (unaudited)

	For the six-month period ended
CHF million	30.6.08	30.6.07

Retained earnings
Balance at the beginning of the period	38,081	49,151
Change in accounting policy	(3,942)	(3,079)
Net profit attributable to UBS shareholders for the period	(11,893)	8,578
Dividends paid	(16)	(4,275)
Cancellation of second trading line treasury shares	0	(2,411)

Balance at the end of the period attributable to UBS shareholders	22,230	47,964
Balance at the end of the period attributable to minority interests	71	(80)

Balance at the end of the period	22,301	47,884

Equity classified as obligation to purchase own shares
Balance at the beginning of the period	(74)	(185)
Movements during the period	(11)	22

Balance at the end of the period attributable to UBS shareholders	(85)	(163)

Treasury shares
Balance at the beginning of the period	(10,363)	(10,214)
Acquisitions	(334)	(5,393)
Disposals	5,080	3,649
Cancellation of second trading line treasury shares	0	2,415

Balance at the end of the period attributable to UBS shareholders	(5,617)	(9,543)

Minority interests — preferred securities	8,445	5,831

Total equity attributable to UBS shareholders	44,283	51,146
Total equity attributable to minority interests	8,011	6,139

Total equity	52,294	57,285

Additional information: equity attributable to minority interests

	For the six-month period ended
CHF million	30.6.08	30.6.07

Balance at the beginning of the period	6,951	6,089
Issuance of preferred securities	1,618	0
Other increases	21	14
Decreases and dividend payments	(413)	(327)
Foreign currency translation	(475)	52
Minority interest in net profit	309	311

Balance at the end of the period	8,011	6,139

Financial statements
12 August 2008
Statement of recognized income and expense

For the six-month period ended	30.6.08			30.6.07
	Attributable to			Attributable to
	UBS	Minority		UBS	Minority
CHF million	shareholders	interests	Total	shareholders	interests	Total

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(343)	(31)	(374)	(1,654)		(1,654)
Changes in fair value of derivative instruments designated as cash flow hedges, before tax	26		26	22		22
Foreign currency translation	(2,287)	(475)	(2,762)	571	56	627
Tax on items transferred to / (from) equity	198		198	442		442

Net income recognized directly in equity, net of tax	(2,406)	(506)	(2,912)	(619)	56	(563)

Net income recognized in the income statement	(11,893)	309	(11,584)	8,578	311	8,889

Total recognized income and expense	(14,299)	(197)	(14,496)	7,959	367	8,326

Statement of cash flows (unaudited)

	For the six-month period ended
CHF million	30.6.08	30.6.07

Cash flow from / (used in) operating activities

Net profit	(11,584)	8,889
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	558	628
Amortization of intangible assets	439	151
Credit loss expense / (recovery)	329	(15)
Equity in income of associates	(45)	(87)
Deferred tax expense / (benefit)	(4,444)	50
Net loss / (gain) from investing activities	(284)	(2,946)
Net loss / (gain) from financing activities	(17,879)	4,292
Net (increase) / decrease in operating assets:
Net due from / to banks	(19,259)	18,715
Reverse repurchase agreements and cash collateral on securities borrowed	15,074	(17,911)
Trading portfolio and net replacement values	206,313	(40,050)
Loans / due to customers	(90,381)	23,771
Accrued income, prepaid expenses and other assets	4,068	(6,524)
Net increase / (decrease) in operating liabilities:
Repurchase agreements and cash collateral on securities lent	(74,325)	(36,027)
Accrued expenses and other liabilities	(14,664)	8,984
Income taxes paid	(527)	(2,616)

Net cash flow from / (used in) operating activities	(6,611)	(40,696)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,111)	(1,157)
Disposal of subsidiaries and associates	1,183	107
Purchase of property and equipment	(1,014)	(1,009)
Disposal of property and equipment	49	110
Net (investment in) / divestment of financial investments available-for-sale	(89)	5,426

Net cash flow from / (used in) investing activities	(982)	3,477

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	(23,975)	25,372
Net movements in treasury shares and own equity derivative activity	910	(1,940)
Capital issuance [1]	26,380	0
Dividends paid	0	(4,275)
Issuance of long-term debt, including financial liabilities designated at fair value	58,374	66,694
Repayment of long-term debt, including financial liabilities designated at fair value	(40,358)	(36,875)
Increase in minority interests	1,669	13
Dividend payments to / purchase from minority interests	(412)	(327)

Net cash flow from / (used in) financing activities	22,588	48,662
Effects of exchange rate differences	(23,625)	4,332

Net increase / (decrease) in cash and cash equivalents	(8,630)	15,775
Cash and cash equivalents, beginning of the period	149,105	136,090

Cash and cash equivalents, end of the period	140,475	151,865

Cash and cash equivalents comprise:
Cash and balances with central banks	16,397	5,943
Money market paper [2]	72,885	101,467
Due from banks with original maturity of less than three months	51,193	44,455

Total	140,475	151,865

1	Includes CHF 15.6 billion for an ordinary rights issue and CHF 10.8 billion in mandatory convertible notes.

2	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale.
Cash paid as interest was CHF 35,688 million and CHF 47,175 million during the first half 2008 and 2007, respectively.

Financial statements
12 August 2008
Notes to the financial statements (unaudited)
Note 1 Basis of Accounting
UBS AG’s (“UBS”) consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2007 and for the year then ended except for the changes set out below. For fair value measurements applied in first and second quarter 2008, UBS provides supplementary information in Note 10. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Annual Report 2007.
IFRS 2 Share-based Payment: Vesting Conditions and Cancellations
On 1 January 2008, UBS adopted an amendment to IFRS 2 Share-based Payment: Vesting Conditions and Cancellations and fully restated the two comparative prior years. The amended standard clarifies the definition of vesting conditions and the accounting treatment of cancellations. Under the amended standard, UBS is required to distinguish between vesting conditions (such as service and performance conditions) and non-vesting conditions.
The amended standard no longer considers vesting conditions to include certain non-compete provisions.
The impact of this change is that UBS compensation awards are expensed over the period that the employee is required to provide active services in order to earn the award. Post-vesting sale and hedge restrictions and non-vesting conditions are considered when determining grant date fair value. The effect of the restatement on the opening balance sheet at 1 January 2006 was as follows: reduction of retained earnings by approximately CHF 2.3 billion, increase of share premium by approximately CHF 2.3 billion, increase of liabilities (including deferred tax liabilities) by approximately CHF 0.5 billion, and increase of deferred tax assets by approximately CHF 0.5 billion. Additional compensation expense of CHF 797 million and CHF 516 million was recognized in 2007 and 2006, respectively. The implementation of the amended IFRS 2 resulted in the following increases of compensation expenses previously reported in the quarterly Financial Statements 2007: CHF 280 million, CHF 124 million, CHF 79 million and CHF 314 million for the quarters ended 31 March 2007, 30 June 2007, 30 September 2007 and 31 December 2007, respectively. These additional compensation expenses include awards granted in 2008 for the performance year 2007. The impact of the restatement on total equity as of 31 December 2007 was a decrease of CHF 366 million. Retained earnings at 31 December 2007 decreased by approximately CHF 3.9 billion, share premium increased by approximately CHF 3.5 billion, liabilities (including deferred tax liabilities) increased by approximately CHF 0.6 billion and deferred tax assets increased by approximately CHF 0.2 billion. The restatement decreased basic and diluted earnings per share as follows: CHF 0.12, CHF 0.04, CHF 0.02 and CHF 0.27 for the quarters ended 31 March 2007, 30 June 2007, 30 September 2007 and 31 December 2007, respectively.
The additional compensation expense is attributable to the acceleration of expense related to share-based awards as well as for certain alternative investment vehicle awards and deferred cash compensation awards which contain non-compete provisions and sale and hedge restrictions that no longer qualify as vesting conditions under the amended standard.
Revenues from Industrial Holdings and Goods and materials purchased
The income statement no longer includes the lines Revenues from Industrial Holdings and Goods and materials purchased, as the last consolidated industrial private equity investment in Industrial Holdings was sold in first quarter 2008 and is classified as a discontinued operation in UBS’s income statement. Prior periods have been restated to reflect this classification.
Changes to segment reporting
UBS has continuously reduced its private equity business in Industrial Holdings over the last three years. The business no longer includes consolidated industrial private equity investments. Starting first quarter 2008, UBS is reporting the remaining activities from this business, mainly financial investments available-for-sale, under Corporate Center.
Forfeiture rules in Equity Ownership Plans (EOP)
In second quarter 2008, UBS decided that EOP awards to be granted in 2009 for the year 2008 will generally be forfeitable upon termination of employment (i.e. “non-good

Note 1 Basis of Accounting (continued)
leaver” clause). As a consequence, compensation expense for these awards will be recognized over the vesting period, which begins on the grant date of the awards, in the first quarter 2009. Accrued compensation expense recognized in first quarter 2008 for EOP awards to be granted in 2009 was based on the assumption that these awards, like the awards granted for prior years, will be forfeitable only upon violation of non-compete provisions (“good leaver” clause) rather than simply upon termination of employment. The reversal of these accruals in second quarter 2008 resulted in a reduction of personnel expenses of CHF 256 million, an increase of tax expense of CHF 38 million, a decrease in share premium of CHF 237 million, a decrease in deferred tax assets of CHF 21 million, and a net decrease in liabilities (including current and deferred tax liabilities) of CHF 2 million.

Financial statements
12 August 2008
Note 2 Reporting by Business Group
For the six months ended 30 June 2008
Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Business Groups Investment Bank and Global Asset Management constitute one segment each. In total, UBS now reports five business segments and Corporate Center. Corporate Center includes all corporate functions and elimination items and is not considered a business segment.

CHF million

Income
Credit loss (expense) / recovery

Total operating income

Personnel expenses
General and administrative expenses
Services (to) / from other business units
Depreciation of property and equipment
Impairment of goodwill
Amortization of intangible assets

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax
Tax expense on continuing operations
Tax expense on discontinued operations

Net profit

Note 2 Reporting by Business Group
For the six months ended 30 June 2007
Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Business Groups Investment Bank and Global Asset Management constitute one segment each. In addition, the Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS now reports six business segments and Corporate Center.

CHF million

Income
Credit loss (expense) / recovery

Total operating income

Personnel expenses
General and administrative expenses
Services (to) / from other business units
Depreciation of property and equipment
Amortization of intangible assets

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax
Tax expense on continuing operations
Tax expense on discontinued operations

Net profit

UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland

5,917	3,004	2,504	1,599	(16,797)	4,172	398
(4)	0	(7)	0	(318)	0	(329)

5,913	3,003	2,497	1,599	(17,116)	4,172	69

1,840	2,061	1,232	595	3,527	631	9,887
524	1,318	521	217	1,900	594	5,074
796	116	(429)	73	439	(995)	0
48	39	35	15	97	324	558
0	0	0	0	341	0	341
9	29	0	18	43	0	98

3,217	3,562	1,358	917	6,347	555	15,957

2,696	(559)	1,138	682	(23,462)	3,617	(15,889)

					179	179

2,696	(559)	1,138	682	(23,462)	3,796	(15,710)
						(4,126)
						1

						(11,584)

UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking			Corporate	Industrial
Switzerland	US	Switzerland			Center	Holdings

6,273	3,304	2,630	2,075	12,479	2,222	502	29,485
0	(1)	33	0	(17)	0	0	15

6,273	3,303	2,663	2,075	12,462	2,222	502	29,500

1,915	2,283	1,327	1,069	7,011	728	14	14,347
493	495	560	277	1,700	641	6	4,172
777	159	(361)	76	360	(1,091)	80	0
43	39	28	42	100	371	(1)	622
13	33	0	9	93	0	0	148

3,241	3,009	1,554	1,473	9,264	649	99	19,289

3,032	294	1,109	602	3,198	1,573	403	10,211

					7	6	13

3,032	294	1,109	602	3,198	1,580	409	10,224
							1,597
							(262)

							8,889

Financial statements
12 August 2008
Note 3 Net Interest and Trading Income
Accounting standards require separate disclosure of net interest income and net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the businesses that drive it. The second table below (labeled Breakdown by businesses) provides information that corresponds to this management view. Net income from trading businesses includes both interest and trading income generated by the Group’s trading businesses and the Investment Bank’s lending activities. Net income from interest margin businesses comprises interest income from the Group’s loan portfolio. Net income from treasury and other activities reflects all income from the Group’s centralized treasury function.
Net interest and trading income

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Net interest income	1,236	1,679	829	(26)	49	2,915	2,137
Net trading income	(3,543)	(11,643)	4,374	70		(15,186)	9,041

Total net interest and trading income	(2,307)	(9,964)	5,203	77		(12,271)	11,178

Breakdown by businesses

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Net income from trading businesses [1]	(3,935)	(15,761)	3,359	75		(19,697)	7,633

Net income from interest margin businesses	1,526	1,581	1,546	(3)	(1)	3,107	3,012

Net income from treasury activities and other	102	4,216	298	(98)	(66)	4,318	533

Total net interest and trading income	(2,307)	(9,964)	5,203	77		(12,271)	11,178

1	Includes lending activities of the Investment Bank.
Net interest income

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Interest income
Interest earned on loans and advances	4,922	5,436	4,602	(9)	7	10,358	8,914
Interest earned on securities borrowed and reverse repurchase agreements	6,320	7,919	13,173	(20)	(52)	14,238	25,126
Interest and dividend income from trading portfolio	6,181	6,763	11,080	(9)	(44)	12,944	20,691
Interest income on financial assets designated at fair value	86	80	93	8	(8)	166	126
Interest and dividend income from financial investments available-for-sale	22	24	63	(8)	(65)	46	96

Total	17,530	20,222	29,011	(13)	(40)	37,752	54,953

Interest expense
Interest on amounts due to banks and customers	4,575	5,793	7,334	(21)	(38)	10,367	14,076
Interest on securities lent and repurchase agreements	4,666	6,045	11,082	(23)	(58)	10,711	21,258
Interest and dividend expense from trading portfolio	3,026	2,332	5,393	30	(44)	5,358	9,293
Interest on financial liabilities designated at fair value	1,786	1,749	1,811	2	(1)	3,535	3,427
Interest on debt issued	2,242	2,624	2,562	(15)	(12)	4,866	4,762

Total	16,294	18,543	28,182	(12)	(42)	34,837	52,816

Net interest income	1,236	1,679	829	(26)	49	2,915	2,137

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Note 3 Net Interest and Trading Income (continued)
Net trading income 1

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Equities	1,345	2,840	3,150	(53)	(57)	4,184	5,978
Fixed income	(5,691)	(20,436)	(20)	72		(26,126)	430
Foreign exchange and other [2]	802	5,953	1,244	(87)	(36)	6,755	2,633

Net trading income	(3,543)	(11,643)	4,374	70		(15,186)	9,041
thereof net gains / (losses) from financial liabilities designated at fair value [3]	3,818	10,161	(3,806)	(62)		13,979	(4,292)

1	Please refer to the table “Net Interest and Trading Income” on the previous page for the Net income from trading businesses (for an explanation, read the corresponding introductory comment).

2	Includes trading from money markets, currencies and commodities.

3	Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income.
The Group recorded a loss of CHF 122 million and a gain of CHF 2,103 million for the quarters ended 30 June 2008 and 31 March 2008, respectively in Net trading income from changes in the fair value of financial liabilities designated at fair value attributable to changes in the Group’s own credit risk. The change applies to those financial liabilities designated at fair value where the Group’s own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. It was calculated based on a senior long-term debt curve generated from observed external pricing for funding associated with new senior debt issued by the Group.
Significant impacts on net trading income 1, 2

	Quarter ended 30.6.08		Quarter ended 31.3.08
	USD billion	CHF billion [3]	USD billion	CHF billion [3]

US sub-prime residential mortgage market
US sub-prime super senior RMBS CDO	(0.8)	(0.8)	(5.3)	(5.4)
US sub-prime residential mortgage-backed securities (RMBS)	0.0	0.0	(2.1)	(2.2)
US sub-prime warehouse and retained RMBS CDO	(0.1)	(0.1)	0.2	0.2
US Alt-A residential mortgage market
US Alt-A, AAA — rated RMBS backed by first lien mortgages	(0.5)	(0.5)	(4.5)	(4.5)
US Alt-A, super senior RMBS CDO and other	(0.2)	(0.2)	(1.6)	(1.7)
US Prime residential mortgage market	0.0	0.0	(0.9)	(0.9)
Credit valuation adjustments for monoline credit protection
US RMBS CDO	(2.3)	(2.4)	(1.5)	(1.5)
Other than US RMBS CDO	(0.6)	(0.6)	(0.2)	(0.2)
US Commercial mortgage market	0.3	0.3	(0.4)	(0.4)
US Reference linked notes (RLN)
US RLN sub-prime and Alt-A	(0.5)	(0.5)	(1.2)	(1.2)
US RLN other	0.0	0.0	(0.4)	(0.4)
Leveraged finance	(0.2)	(0.2)	(0.3)	(0.3)
US student loan asset-backed securities	(0.5)	(0.5)	(1.0)	(1.0)

Subtotal	(5.1)	(5.3)	(19.2)	(19.5)

Mandatory convertible notes		0.0		3.9

Total		(5.3)		(15.6)

1	2Q08 numbers mainly include positions reflected in the section “Risk management and control” of this report. UBS intends to reduce or eliminate the disclosures included in this table if losses from products (previously) considered “risk concentrations” cease to be material to the income statement.

2	The positions disclosed in this table are reflected in Net trading income of CHF (3,543) million and CHF (11,643) million for the quarter ended 30 June 2008 and 31 March 2008, respectively.

3	The exchange rates represent the average rates for 2Q08 (1 USD = 1.04 CHF) and for 1Q08 (1 USD = 1.02 CHF).

Financial statements
12 August 2008
Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Equity underwriting fees	461	195	727	136	(37)	656	1,208
Debt underwriting fees	315	186	382	69	(18)	501	724

Total underwriting fees	776	381	1,109	104	(30)	1,157	1,932
M&A and corporate finance fees	445	417	702	7	(37)	863	1,152
Brokerage fees	1,969	2,485	2,516	(21)	(22)	4,454	5,078
Investment fund fees	1,437	1,592	1,921	(10)	(25)	3,029	3,670
Fiduciary fees	77	80	71	(4)	8	158	141
Custodian fees	313	324	355	(3)	(12)	636	677
Portfolio and other management and advisory fees	1,636	1,706	1,925	(4)	(15)	3,342	3,857
Insurance-related and other fees	92	126	117	(27)	(21)	218	227

Total securities trading and investment activity fees	6,745	7,111	8,716	(5)	(23)	13,856	16,734
Credit-related fees and commissions	66	65	65	2	2	130	136
Commission income from other services	258	264	258	(2)	0	522	552

Total fee and commission income	7,068	7,440	9,039	(5)	(22)	14,508	17,422

Brokerage fees paid	406	639	652	(36)	(38)	1,045	1,331
Other	441	586	541	(25)	(18)	1,027	981

Total fee and commission expense	847	1,225	1,193	(31)	(29)	2,072	2,312

Net fee and commission income	6,221	6,215	7,846	0	(21)	12,436	15,110

Note 5 Other Income

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Associates and subsidiaries
Net gains from disposals of consolidated subsidiaries	0	(20)	(59)	100	100	(19)	(60)
Net gains from disposals of investments in associates	0	32	(1)	(100)	100	32	(1)
Equity in income of associates	20	26	61	(23)	(67)	45	94

Total	20	38	1	(47)		58	33

Financial investments available-for-sale
Net gains from disposals [1]	64	55	2,466	16	(97)	119	2,503
Impairment charges	(11)	(22)	(4)	50	(175)	(33)	(15)

Total	52	33	2,462	58	(98)	86	2,488

Net income from investments in property [2]	21	19	30	11	(30)	40	48
Net gains from investment properties [3]	2	6	17	(67)	(88)	8	16
Other income from Industrial Holdings	0	0	362		(100)	0	501
Other	29	12	79	142	(63)	41	111

Total other income	125	108	2,951	16	(96)	233	3,197

1	Included in the quarter ended 30 June 2007 is a pre-tax gain from sale of the 20.7% stake in Julius Baer.

2	Includes net rent received from third parties and net operating expenses.

3	Includes unrealized and realized gains from investment properties at fair value.

Note 6 Personnel Expenses

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Salaries and bonuses	3,637	4,122	5,888	(12)	(38)	7,759	11,772
Contractors	110	107	156	3	(29)	216	315
Insurance and social security contributions	253	183	481	38	(47)	436	860
Contribution to retirement plans	245	239	228	3	7	484	453
Other personnel expenses	368	623	500	(41)	(26)	991	947

Total personnel expenses	4,612	5,274	7,253	(13)	(36)	9,887	14,347

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year-to-date
CHF million	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Occupancy	374	372	394	1	(5)	746	773
Rent and maintenance of IT and other equipment	165	157	179	5	(8)	322	357
Telecommunications and postage	223	230	231	(3)	(3)	453	481
Administration	226	210	262	8	(14)	436	481
Marketing and public relations	103	125	153	(18)	(33)	228	298
Travel and entertainment	194	182	291	7	(33)	375	522
Professional fees	253	219	304	16	(17)	473	519
Outsourcing of IT and other services	256	252	301	2	(15)	509	582
Other	1,037	496	155	109	569	1,533	159

Total general and administrative expenses	2,831	2,243	2,270	26	25	5,074	4,172

Financial statements
12 August 2008
Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year-to-date
	30.6.08	31.3.08	30.6.07	1Q08	2Q07	30.6.08	30.6.07

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	(358)	(11,535)	5,547	97		(11,893)	8,578
from continuing operations	(415)	(11,609)	5,280	96		(12,025)	8,303
from discontinued operations	57	74	267	(23)	(79)	132	275

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	(358)	(11,535)	5,547	97		(11,893)	8,578
Less: (Profit) / loss on equity derivative contracts	(16)	(33)	(2)	52	(700)	(39)	(1)

Net profit attributable to UBS shareholders for diluted EPS	(374)	(11,568)	5,545	97		(11,932)	8,577
from continuing operations	(431)	(11,642)	5,278	96		(12,064)	8,302
from discontinued operations	57	74	267	(23)	(79)	132	275

Weighted average shares outstanding

Weighted average shares outstanding	2,591,865,211	2,209,453,466	2,179,016,807	17	19	2,400,659,339	2,177,365,419
Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding [1]	2,636,254	2,326,884	57,579,153	13	(95)	2,104,167	68,791,229

Weighted average shares outstanding for diluted EPS	2,594,501,465	2,211,780,350	2,236,595,960	17	16	2,402,763,506	2,246,156,648

Earnings per share (CHF)

Basic	(0.14)	(5.22)	2.55	97		(4.95)	3.94
from continuing operations	(0.16)	(5.25)	2.42	97		(5.01)	3.81
from discontinued operations	0.02	0.03	0.12	(33)	(83)	0.05	0.13
Diluted	(0.14)	(5.23)	2.48	97		(4.97)	3.82
from continuing operations	(0.17)	(5.26)	2.36	97		(5.02)	3.70
from discontinued operations	0.02	0.03	0.12	(33)	(83)	0.05	0.12

	As of			% change from
Shares outstanding	30.6.08	31.3.08	30.6.07	31.3.08	30.6.07

Total ordinary shares issued	2,932,567,827	2,073,567,252	2,073,419,262	41	41
Second trading line treasury shares
2007/2010 program			19,030,000
Other treasury shares	100,846,828	101,448,832	124,729,722	(1)	(19)

Total treasury shares	100,846,828	101,448,832	143,759,722	(1)	(30)

Shares outstanding	2,831,720,999	1,972,118,420	1,929,659,540	44	47

Retrospective adjustments for stock dividend [2]		98,605,921	96,482,977	(100)	(100)
Retrospective adjustments for rights issue [3]		146,048,188	142,903,832	(100)	(100)
Mandatory convertible note 2008/10 and exchangeable shares [4]	271,533,339	271,678,803	574,273	0

Shares outstanding for EPS	3,103,254,338	2,488,451,332	2,169,620,622	25	43

1	Due to UBS losses, 23 million, 32 million and 28 million potential ordinary shares from unexercised employee shares and options are not considered as they have an anti-dilutive effect for the quarter ended 31 March 2008, 30 June 2008 and the Year-to-date 30 June 2008, respectively. Shares were retrospectively adjusted for the rights issue.

2	Shares outstanding are increased by 5% to reflect the 1:20 ratio of the stock dividend.

3	Shares outstanding are increased by 7.053% due to the rights issue.

4	31 March 2008 and 30 June 2008 amounts include 270,438,942 shares for the mandatory convertible notes, adjusted for the rights issue; exchangeable shares adjusted for the stock dividend and rights issue.

Note 9 Income Taxes
In second quarter 2008, UBS recognized an incremental net deferred tax asset of CHF 3,885 million relating to losses incurred in UBS AG, Switzerland, that can be utilized to offset taxable income in Switzerland in future years. The losses relate to the write-down of investments in US subsidiaries, following losses in these subsidiaries (predominantly related to US real estate) and they also relate to treasury share transactions. The recognition of the deferred tax asset impacted the income statement by CHF 3,200 million and an amount of CHF 685 million has been reflected directly in equity. The realized losses on treasury shares are recognized in share premium under IFRS, as is the related deferred tax asset.
Note 10 Fair Value of Financial Instruments
a) Fair Value Hierarchy
Determination of Fair Values from Quoted Market Prices or Valuation Techniques

	30.6.08				31.3.08
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Trading portfolio assets	150.1	227.6	44.3	422.0	189.0	230.0	42.1	461.1
Trading portfolio assets pledged as collateral	77.1	35.3	1.2	113.6	90.6	52.1	13.6	156.3
Positive replacement values	9.6	460.6	25.2	495.4	10.3	532.1	30.5	572.9
Financial assets designated at fair value	1.4	10.3	0.0	11.7	1.4	8.8	0.0	10.2
Financial investments available-for-sale	0.5	2.1	1.8	4.4	0.9	1.7	1.7	4.3

Total assets	238.7	735.9	72.5	1,047.1	292.2	824.7	87.9	1,204.8

Trading portfolio liabilities	104.8	39.3	0.2	144.3	128.3	38.0	0.3	166.6
Negative replacement values	8.4	467.0	28.6	504.0	8.7	530.2	34.2	573.1
Financial liabilities designated at fair value	0.0	142.9	18.2	161.1	0.0	144.4	16.0	160.4

Total liabilities	113.2	649.2	47.0	809.4	137.0	712.6	50.5	900.1

Material changes in level 3 instruments
Financial assets measured with valuation techniques using significant non-market observable inputs (level 3) mainly include instruments linked to the US residential and commercial real estate markets, US reference linked notes, US student loan ABS, other non-real estate ABS, leveraged finance deals, and structured rates and credit trades. Level 3 financial liabilities mainly include hybrid financial liabilities, instruments linked to the US residential sub-prime market, and structured rates and credit trades. Level 3 assets and liabilities include cash trades and synthetic trades in the form of derivatives.
The reduction of level 3 items recognized as Trading portfolio assets and Trading portfolio assets pledged as collateral by CHF 10.2 billion in second quarter 2008 mainly relates to the sale of US RMBS to a fund managed by BlackRock (CHF 3.5 billion), other sales of RMBS level 3 assets (CHF 1.2 billion), reclassifications from and into level 2, and write-downs. The reclassifications from level 3 to level 2 due to increased availability of reliable external inputs or prices include US reference-linked notes asset pools (CHF 1.9 billion), instruments linked to the US commercial real estate market (CHF 1.1 billion), instruments linked to non-US residential mortgage markets (CHF 2.6 billion) and other ABS (CHF 0.9 billion). Leveraged finance loans of CHF 2.4 billion were reclassified from level 2 to level 3 due to continued lack of activity in the respective markets.
The decrease in level 3 items recognized as Positive and Negative replacement values mainly relates to reductions in gross values of structured rates and credit trades including bespoke CDOs due to credit spread changes, and to a minor extent, reclassifications to level 2.

Financial statements
12 August 2008
Note 10 Fair Value of Financial Instruments (continued)
b) Valuation Techniques and Inputs
Where possible, financial instruments are marked at prices quoted in active markets. In the current market environment, such price information is typically not available for all instruments linked to the US residential mortgage market, and UBS applies valuation techniques to measure such instruments. Valuation techniques use “market observable inputs”, where available, derived from similar assets in similar and active markets, from recent transaction prices for comparable items or from other observable market data. For positions where observable reference data are not available for some or all parameters, UBS estimates the non-market observable inputs used in its valuation models.
For the period ended 30 June 2008, UBS used valuation models primarily for super senior RMBS CDO tranches referenced to sub-prime RMBSs. The model used to value some of these positions projects losses on the underlying mortgage pools and applies the implications of these projected lifetime losses through to the RMBS and then to the CDO structure. The primary inputs to the model are monthly statistical data on delinquency rates, foreclosure rates and actual losses that describe the current performance of the underlying mortgage pools. These are received near the end of each month and relate to the preceding month’s cash flows on the mortgages underlying each RMBS. The other key factor input to the model is an estimate of loss given default, which is a non-market observable input.
In fourth quarter 2007 and first half 2008, UBS used relevant ABX market indices to calibrate its loss projections to ensure that the super senior RMBS CDO model is consistent with observed levels of the indices in the market. Despite the various limitations in the comparability of these indices to UBS’s own positions, it was felt that this was the best approach in view of the further deterioration in liquidity and resultant lack of observed transactions to which the model could be calibrated.
The valuation model also considers the impact of variability in projected lifetime loss levels and applies a discount rate for expected cash flows derived from relevant market index prices to value expected cash flows. The external ratings of the RMBSs underlying the CDO tranches or the CDO tranches themselves are inputs to the valuation model only to the extent that they indicate the likely timing of potential “events of default”.
The valuation model incorporates the potential timing and impact of such default events based on an analysis of the contractual rights of various parties to the transaction and the estimated performance of the underlying collateral. There is no single market standard for valuation models in this area, such models have inherent limitations, and different assumptions and inputs would generate different results. The super senior RMBS CDO valuation model is used to value a portion of UBS’s net long exposures to super senior RMBS CDOs and in cases where UBS holds a gross long position in a super senior RMBS CDO hedged one-to-one with an offsetting short position (since this valuation is necessary to calculate any related credit valuation adjustments).
In cases where liquidation of the RMBS CDO is deemed imminent, and where it is possible to obtain reliable pricing of the underlying instruments, the super senior RMBS CDO valuation model is superseded. Instead, valuation in these cases is based on the estimated aggregate proceeds of the liquidation (using current fair value estimates of the underlying instruments) less any estimated expenses associated with the liquidation.
US super senior RMBS CDO
Write-downs of super senior US RMBS CDO positions (sub-prime, and to a lesser extent Alt-A and prime) during the second quarter of 2008 reflected worsening remittance data as well as declines in the ABX indices to which the valuation model is calibrated. No significant changes to the RMBS CDO valuation model occurred during this period, although approximately two thirds (by market value) of the super senior RMBS CDOs are now valued using the liquidation-based approach described above. The two primary unobservable factors in the valuation model are the loss projections on the underlying mortgage pools and the risk premium component of the discount rate. To assess the sensitivity of the super senior RMBS CDO valuations to the loss projections, a 10% adverse change in all mortgage pool loss projections (that is, from 25% loss to 27.5% loss, where 25% is the average ABX implied loss rate for sub-prime mortgage pools) across all relevant RMBS collateral is considered. Holding all other elements of the model constant, this adverse change in loss projections would result in an additional write-down of approximately USD 436 million (CHF 445 million). The current risk premium assumption in the valuation model is 11.1% (implying a discount rate of Libor plus 11.1%). An increase in the risk premium of 100 basis points, holding other aspects of the model constant, is estimated to result in an additional write-down of approximately USD 92 million (CHF 94 million). These estimates are intended to convey information on the sensitivity of the model-based valuation to unobservable inputs; they are not intended as risk assessments. In the interest of completeness, these sensitivity estimates include both RMBS super senior CDOs valued using the valuation model and those valued on a liquidation basis (corresponding figures for the model-only population are USD 131 million (CHF 134 million) and USD 39 million (CHF 40 million)).

Note 10 Fair Value of Financial Instruments (continued)
b) Valuation Techniques and Inputs (continued)
During June 2008, UBS exited multiple long super senior RMBS CDO positions. Transaction pricing was consistent with marks produced by the RMBS super senior CDO valuation model.
Credit valuation adjustments on monoline credit protection Credit valuation adjustments (CVA) for monoline credit protection are based on a methodology that uses five year credit default swap spreads on the monolines as a key input in determining an implied level of expected loss.1 Where a monoline has no observable credit default swap spread, a judgement is made on the most comparable monoline and its spreads are used instead. During the second quarter of 2008, this methodology was re-calibrated to market conditions based on the increasing prevalence of CDS trading with up-front cash exchanges and declines in potential recovery rates implied by recovery swap contract pricing. In second quarter 2008, UBS changed its estimates related to input factors, which increased the credit valuation adjustments brought forward by approximately USD 670 million (CHF 684 million).
To assess the sensitivity of the CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 700 basis points to 770 basis points for a specific monoline) is considered. At 30 June 2008, such an increase would have resulted in an increase in the monoline credit valuation adjustment of approximately USD 157 million (CHF 160 million). The sensitivity of the monoline credit valuation adjustment to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 40% to 39% for a specific monoline; conditional on default occurring) is estimated at USD 29 million (CHF 30 million).
In addition, the credit valuation adjustments related to transactions referencing RMBS CDOs are sensitive to the same unobservable inputs highlighted in the preceding discussion of US super senior RMBS CDOs. Holding all other parameters constant, the sensitivity of the monoline credit valuation adjustment to a 10% adverse change in loss projections related to the collateral underlying referenced RMBS CDOs is estimated at USD 70 million (CHF 72 million). The sensitivity of the monoline credit valuation adjustment to an increase of 100 basis points in the discount margin used in valuing RMBS CDOs, holding all other parameters constant, is estimated at USD 53 million (CHF 54 million).
Credit valuation adjustments are intended to achieve a fair value of the underlying contracts and accordingly are based on publicly available information. Potential restructurings of individual monolines may result in economic outcomes that differ from the CVA amounts shown above, although we would expect the market variables that are key inputs to the CVA methodology to react promptly to public information regarding any such restructurings. Overall exposures to monolines would also be adjusted for any cash or other forms of settlement received against outstanding liabilities.
Student loan auction rate certificates (ARCs)
Where student loan ARCs have been classified as level 3 due to impaired market liquidity, they have been valued as floating rate notes with three pricing inputs - the coupon, the current discount margin or spread, and the maturity. The coupon is generally assumed to equal the maximum rate allowed under the terms of the instrument, the current discount margin is based on an assessment of observable yields on instruments bearing comparable risks, and the maturity is based on an assessment of the term of the underlying instrument and the potential for restructuring the ARC. Model assumptions differ according to the characteristics of the underlying ARC (i.e. taxable versus tax-exempt instruments, government insured versus privately insured). The primary unobservable input to the valuation is the maturity assumption, currently set at five years for the majority of the ARC instruments. If this assumption is increased by one year (that is, to six years) the impact would be an additional writedown of approximately USD 218 million (CHF 223 million). A 100 basis points increase in the discount margin would reduce ARC valuations by approximately USD 343 million (CHF 350 million). The sensitivity numbers in this paragraph relate to student loan ARCs recognized on UBS’s balance sheet at 30 June 2008. Refer to Note 14 for details about future acquisitions of student loan ARCs.

1	In one case, UBS has assessed a credit valuation adjustment of 100% and declared the hedge completely ineffective. The sensitivity of the now unhedged CDO valuations to unobserved inputs is included in the preceding discussion of US super senior RMBS CDOs.

Financial statements
12 August 2008
Note 10 Fair Value of Financial Instruments (continued)
c) Deferred Day-1 Profit or Loss
The table reflects financial instruments for which fair value is determined using valuation models where not all inputs are market-observable. Such financial instruments are initially recognized in UBS’s Financial Statements at their transaction price although the values obtained from the relevant valuation model on day-1 may differ. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference (movement of deferred day-1 profit or loss).

	Quarter ended
CHF million	30.6.08	31.3.08	30.6.07

Balance at the beginning of the period	461	550	979
Deferred profit / (loss) on new transactions	174	129	483
Recognized (profit) / loss in the income statement	(133)	(145)	(396)
Revision to fair value estimates			(224)
Foreign currency translation	11	(73)	4

Balance at the end of the period	513	461	846

Note 11 Contingent Claims and Undrawn Credit Facilities

	30.6.08			31.3.08
		Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net

Credit guarantees and similar instruments	14,433	(437)	13,996	12,717	(512)	12,205
Performance guarantees and similar instruments	3,960	(495)	3,465	3,870	(474)	3,396
Documentary credits	4,016	(561)	3,455	3,713	(495)	3,218

Total contingent claims	22,409	(1,493)	20,916	20,300	(1,481)	18,819

Undrawn irrevocable credit facilities	74,170	(2)	74,168	72,435	(2)	72,433

Note 12 Changes in organization
Acquisitions announced in second quarter
VermogensGroep
In June 2008, UBS announced that it has signed an agreement with VermogensGroep, an independent Dutch wealth manager, to acquire VermogensGroep. VermogensGroep serves wealthy private clients, foundations and institutions in the Dutch market and will be integrated into UBS’s wealth management business. It manages client assets of approximately EUR 4 billion. The transaction closed 1 August 2008.
Sale of an associate completed after balance sheet date
Sale of investment in Adams Street Partners
In August 2008, UBS Global Asset Management closed the sale announced in May 2008 of its 24.9% ownership interest in Adams Street Partners (ASP) to the remaining shareholders of ASP for a cash consideration of USD 156 million. The sale will result in a gain of approximately CHF 160 million being recognized in third quarter 2008. ASP was formed in January 2001 in connection with a management buyout of that business from Global Asset Management, with UBS retaining the now sold 24.9% stake. Global Asset Management will continue its close collaboration with ASP under an existing sub-advisory agreement in place since 2001.
Reorganizations and disposals
US Municipal Securities Business
In June 2008, UBS announced the closure of its Investment Bank’s institutional municipal securities business with immediate effect. The retail operations of the municipal securities business, including secondary market activities, will be transferred to Wealth Management US in order to support private clients who hold municipal securities in their portfolios. In the context of this restructuring, approximately 70 employees and certain municipal bonds with a fair value of approximately CHF 0.4 billion (USD 0.4 billion) will be transferred from the Investment Bank to Wealth Management US.
The restructuring costs for the entire municipal securities business recorded in second quarter 2008 in the income statement, excluding impairment of goodwill, amount to CHF 56 million (USD 55 million). These costs mainly include termination costs for office space rental contracts, vendor contracts and severance payments to employees. Impairment of goodwill of CHF 341 million (USD 334 million) is presented separately in the income statement.
Sale of US residential mortgage-backed securities to BlackRock fund
On 20 May 2008, UBS completed the sale of a portfolio of US residential mortgage-backed securities (RMBS) for proceeds of USD 15 billion to the RMBS Opportunities Master Fund, LP (the “fund”), a third-party entity managed by BlackRock, Inc. The portfolio had a notional value of approximately USD 22 billion and comprised primarily Alt-A and sub-prime related assets, and a limited amount of prime securities according to UBS’s classification of RMBS detailed in the “Risk management and control” section of the first quarter 2008 report. Based on fair value at the time of the transaction, approximately three-quarters of the assets sold consisted of 2006 and 2007 vintages. This transaction marked a significant step in UBS’s continuing program to reduce its exposures to US RMBS.
The fund is capitalized with approximately USD 3.75 billion in equity raised by BlackRock from third-party investors. These investors will absorb any losses sustained by the fund up to a maximum of the equity investment. UBS has provided an eight-year amortizing USD 11.25 billion senior secured loan to the fund, collateralized by the RMBS assets held by the fund. The loan bears a commercial rate of interest with debt service being met from principal and interest received from the underlying mortgage pools. To date, the loan has amortized in line with expectations. UBS does not retain an equity interest in the fund. The USD 15 billion sale price was approximately in line with the fair value of the assets recorded by UBS at 31 March 2008.
UBS continues to monitor the development of the fund’s performance and would reassess the consolidation status if further deterioration of the underlying mortgage pools related to the US RMBS indicates that UBS may not fully recover the loan granted to the fund.
Regulatory Considerations
UBS has been in active dialogue with its regulators concerning remedial actions that it is taking to address deficiencies in its risk management and control, funding and certain other processes and systems. UBS will for some period be subject to increased scrutiny by the Swiss Federal Banking Commission and its other major regulators, and accordingly will be subject to regulatory measures that might affect the implementation of its strategic plans.

Financial statements
12 August 2008
Note 13 Capital Increases
Share capital increase
On 23 April 2008, the Annual General Meeting of shareholders (AGM) approved a proposal that the Group strengthen its shareholders’ equity by way of an ordinary capital increase. The capital increase was effected by granting existing shareholders rights to subscribe to seven new shares for twenty old shares at a price of CHF 21 per share. The capital increase was fully underwritten and resulted in the issue of 760,295,181 new fully paid registered shares with a par value of CHF 0.10 each. Of the newly issued shares, 99.4% were taken up by existing and new shareholders. Net proceeds from the capital increase were approximately CHF 15.6 billion. The newly issued shares ranked pari passu in all respects with the existing registered shares immediately upon issue.
Mandatory Convertible Notes (MCN)
On 5 March 2008, UBS issued CHF 13 billion in Mandatory Convertible Notes to two investors. The MCN have a coupon of 9% per annum and are converted into UBS shares after two years, with earlier conversion options for the investors and UBS. The terms of the MCN linked conversion to the share price at the date of conversion, with the minimum conversion price set at CHF 51.48 and the maximum conversion price at CHF 60.23 per share. The ordinary capital increase with subscription rights issued to existing shareholders triggered anti-dilution adjustments that resulted in a reduction of the minimum conversion price to CHF 48.07 per share and the elimination of the maximum conversion price. The MCN will be converted into 270,438,942 shares. The issue of the MCN immediately strengthened UBS’s regulatory capital base as the notes count as tier 1 capital from the date of issue.
As a result of the elimination of the maximum conversion price and the range within which the MCN would have been converted into a variable number of shares, the accounting for the MCN was changed. Under IFRS, the MCN was originally treated as a compound financial instrument that consisted of a debt host and an embedded equity component. A liability of CHF 14,642 million was carried on the balance sheet on 26 May 2008, the date immediately before the dilution adjustment was made. After the dilution adjustment the MCN is now treated as an equity instrument, which resulted in the reclassification of CHF 12,382 million from liabilities to equity. CHF 2,260 million remained classified as a liability representing the present value of the 9% coupon payments due on 5 March 2009 and 2010, respectively. Interest at a rate of 2.78% per annum continues to be accrued on the remaining liability resulting in interest expense of CHF 5.3 million per month until 5 March 2009 and CHF 2.7 million per month thereafter.
Note 14 Litigation
UBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation and other risks. As a result, UBS is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on the operations or financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, UBS may, based on a cost-benefit analysis, enter into a settlement even though UBS denies any wrongdoing. The Group makes provisions for cases brought against it only when after seeking legal advice, in the opinion of management, it is probable that a liability exists, and the amount can be reasonably estimated. No provision is made for claims asserted against the Group that in the opinion of management are without merit and where it is not likely that UBS will be found liable.
At 30 June 2008, UBS is involved in the following legal proceedings which could be material to the Group:
a)	Tax Shelter: In connection with a criminal investigation of tax shelters, the United States Attorney’s Office for the Southern District of New York (“US Attorney’s Office”) is examining UBS’s conduct in relation to certain tax-oriented transactions in which UBS and others engaged during the years 1996-2000. Some of these transactions were the subject of the Deferred Prosecution Agreement which the accounting firm KPMG LLP entered into with the US Attorney’s Office in August 2005, and are at issue in United States v. Stein, S1 05 Cr. 888 (LAK). UBS is cooperating in the government’s investigation.

b)	Municipal Bonds: In November 2006, UBS and others received subpoenas from the US Department of Justice, Antitrust Division, and the US Securities and Exchange Commission (SEC) relating to derivative transactions entered into with municipal bond issuers and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and UBS is cooperating. In the SEC investigation, on 4 February 2008, UBS received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS AG in connection with the bidding of various financial instruments

Note 14 Litigation (continued)
associated with municipal securities. Under the SEC’s Wells process, UBS will have the opportunity to set forth reasons of law, policy or fact why such an action should not be brought.

c)	HealthSouth: UBS is defending itself in two purported securities class actions brought in the US District Court for the Northern District of Alabama by holders of stock and bonds in HealthSouth Corp. UBS also is a defendant in HealthSouth derivative litigation in Alabama State Court and has responded to an SEC investigation relating to UBS’s role as a banker for HealthSouth.

d)	Parmalat: UBS is involved in a number of proceedings in Italy related to the bankruptcy of Parmalat. UBS Limited and one current and one former UBS employee are the subject of criminal proceedings in Milan. UBS AG and UBS Limited are defendants in civil actions brought by Parmalat investors in parallel with these criminal proceedings. Furthermore, two current and two former UBS employees (two of whom are the defendants in Milan) are defendants in relation to criminal proceedings in Parma. Civil claims have also been recently filed in parallel with the criminal proceedings by Parmalat investors against the individuals, UBS AG and UBS Limited. UBS AG and UBS Limited deny the allegations made against them and against the individuals in the matters and are defending themselves. In June 2008, UBS settled all civil claims brought by Parmalat (and Mr Enrico Bondi) against UBS, including clawback proceedings against UBS Limited in connection with a structured finance transaction, two civil damages claims brought by Parmalat, and civil actions against the individuals and UBS Limited brought in parallel with the criminal proceedings in Parma.

e)	Auction Rate Securities: UBS has been sued by three state regulatory authorities and is being investigated by the SEC and other regulators, including a number of state regulators and the US Attorney for the District of New Hampshire, relating to the marketing and sale of auction rate securities (ARS) to clients and to UBS’s role and participation in ARS auctions. UBS also has been named in several putative class actions and individual civil suits and a large number of individual arbitrations. The regulatory actions and investigations and the class actions followed the disruption in the markets for these securities and related auction failures since mid-February 2008. Plaintiffs and the regulators are generally seeking rescission, i.e., for UBS to purchase their ARS at par value, as well as compensatory damages, disgorgement of profits and in some cases penalties. In May 2008, UBS entered into a settlement with the Massachusetts Attorney General in which UBS agreed to buy back USD 36 million in auction rate securities that had been sold to general purpose municipal accounts but were impermissible for those accounts. On 8 August 2008, UBS announced a settlement in principle with the New York Attorney General (NYAG), the Massachusetts Securities Division, the SEC and other state regulatory agencies represented by the North American Securities Administrators Association to restore liquidity to all remaining clients’ holdings of ARS. The agreement obligates UBS to offer to repurchase all remaining clients’ holdings of ARS during specified future periods, to pay a fine totalling USD 150 million to state regulatory agencies and to reimburse all clients for losses incurred from sales of ARS holdings between 13 February 2008 and 8 August 2008. In connection with these matters, UBS established a provision of USD 900 million (CHF 919 million) in the second quarter.

f)	US Cross-Border: UBS AG has been responding to a number of governmental inquiries and investigations relating to its cross-border private banking services to US private clients during the years 2000-2007. In particular, the US Department of Justice (“DOJ”) is examining whether certain US clients sought, with the assistance of UBS client advisors, to evade their US tax obligations by avoiding restrictions on their securities investments imposed by the Qualified Intermediary Agreement (“QIA”) UBS entered into with the US Internal Revenue Service (“IRS”) in 2001. DOJ and IRS are also examining whether UBS AG has been compliant with withholding obligations in relation to sales of non-US securities under the so-called Deemed Sales and Paid in US tax regulations. In connection with DOJ’s investigation, a senior UBS employee was detained by US authorities as a “material witness”, and he remains in the United States until his status as a witness is resolved. On 19 June 2008, a former UBS AG client advisor pleaded guilty to one count of conspiracy to defraud the United States and the IRS in connection with providing investment and other services to a US person who is alleged to have evaded US income taxes on income earned on assets maintained in, among other places, a former UBS AG account in Switzerland. The IRS has issued a civil summons to UBS AG requesting information relating to its US clients and also submitted corresponding legal and administrative assistance requests to the competent Swiss authorities. UBS is seeking to address these requests with both Swiss and US government authorities within the legal framework for intergovernmental cooperation and assistance established between Switzerland and the United States. Further, the IRS has delivered to UBS AG a notice concerning alleged violations of the QIA which UBS is responding to under the applicable cure process. The SEC is examining whether Swiss-based UBS client advisors engaged in activities in relation to their US-domiciled clients that triggered an obligation for UBS Switzerland to register with the SEC as a broker-dealer and/or investment adviser. Finally, the Swiss

Financial statements
12 August 2008
Note 14 Litigation (continued)
Federal Banking Commission is investigating UBS’s cross-border servicing of US private clients under Swiss Banking Supervisory legislation. The investigations are also focused on the management supervision and control of the US cross-border business and the practices at issue. UBS has been working to respond in an appropriate and responsible manner to all of these investigations in an effort to achieve a satisfactory resolution of these matters.

g)	Sub-prime related Matters: UBS is responding to a number of governmental inquiries and investigations, and is involved in a number of litigations, arbitration and disputes, related to the sub-prime crisis, sub-prime securities, and structured transactions involving sub-prime securities. These matters concern, among other things, UBS’s valuations, disclosures, write-downs, underwriting, and contractual obligations. In particular, UBS has been in regular communication with, and responding to inquiries by, its home country consolidated regulator, the Swiss Federal Banking Commission and other regulators, regarding some of these issues and others, including the role of internal control units, governance and processes around risk control and valuation of sub-prime instruments, compliance with public disclosure rules, and the business rationales for the launching and the reintegration of DRCM.
Note 15 Currency Translation Rates
The following table shows the principal rates used to translate the financial information of foreign entities into Swiss francs:

	Spot rate			Average rate			Average rate
	As of			Quarter ended			Year-to-date
	30.6.08	31.3.08	30.6.07	30.6.08	31.3.08	30.6.07	30.6.08	30.6.07

1 USD	1.02	0.99	1.22	1.04	1.02	1.22	1.02	1.22
1 EUR	1.61	1.57	1.65	1.62	1.58	1.65	1.60	1.64
1 GBP	2.03	1.97	2.45	2.06	1.98	2.43	2.01	2.42
100 JPY	0.96	1.00	0.99	0.98	1.00	1.00	0.99	1.02

UBS registered shares
12 August 2008
UBS registered shares
UBS shares and market capitalization

	As of			% change from
	30.6.08	31.3.08	30.6.07	31.3.08	30.6.07

Share price (CHF) [1]	21.44	25.67	65.46	(16)	(67)
Market capitalization (CHF million)	62,874	59,843	151,203	5	(58)

1	Historical share price adjusted following the rights issue completed in June 2008 and the stock dividend.
Source: Bloomberg
UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on SWX Europe), New York and Tokyo stock exchanges.
Ticker symbols

Trading exchange	Bloomberg	Reuters

SWX Europe	UBSN VX	UBSN.VX
New York Stock Exchange	UBS US	UBS.N
Tokyo Stock Exchange	8657 JP	88657.T

Security identification codes

ISIN	CH0024899483
Valoren	2.489.948
Cusip	CINS H89231 33 8

Cautionary Statement Regarding Forward-Looking Statements | This release contains statements that constitute “forward-looking statements”, including but not limited to statements relating to the risks arising from the current market crisis and other risks specific to UBS’s business, strategic initiatives, future business development and economic performance. While these forward-looking statements represent UBS’s judgments and expectations concerning the development of its business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the extent and nature of future developments in the United States mortgage market and in other market segments that have been or may be affected by the current market crisis; (2) other market and macro-economic developments, including movements in local and international securities markets, credit spreads, currency exchange rates and interest rates; (3) changes in internal risk control and limitations in the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (4) the degree to which UBS is successful in implementing its remediation plans and strategic and organizational changes, and whether those plans and changes will have the effects anticipated; (5) developments relating to UBS’s access to capital and funding, including any changes in UBS’s credit spreads and ratings; (6) changes in the financial position or creditworthiness of UBS’s customers, obligors and counterparties, and developments in the markets in which they operate; (7) management changes and changes to the structure of UBS’s Business Groups; (8) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; (9) legislative, governmental and regulatory developments, including the possible imposition of more stringent capital requirements and of direct or indirect regulatory constraints on UBS’s activities; (10) the possible consequences of ongoing governmental investigations of certain of UBS’s past business activities; (11) competitive pressures; (12) technological developments; and (13) the impact of all such future developments on positions held by UBS, on its short-term and longer-term earnings, on the cost and availability of funding and on UBS’s capital ratios.
In addition, these results could depend on other factors that we have previously indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2007. UBS is not under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Imprint | Publisher: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0803
© UBS 2008. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

        UBS AG
        P.O. Box, CH-8098 Zurich
        P.O. Box, CH-4002 Basel
        www.ubs.com

Introduction

UBS produces regular quarterly reports, which are filed with the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with UBS’s Annual Report on Form 20-F for the year ended 31 December 2007, filed with the SEC, as well as UBS’s First Quarter 2008 Report and Second Quarter 2008 Report submitted to the SEC on Form 6-K.

Additional Notes to the Financial Statements (unaudited)

Additional information on Note 8 to the financial statements – Earnings per Share (EPS) and Shares Outstanding

The total equivalent shares outstanding of options that were not dilutive (out-of-the-money) but could potentially dilute earnings per share in the future were 286,063,804 and 52,849,414 for the six-month periods ended 30 June 2008 and 30 June 2007, respectively.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated.

For the six
months ended			For the year ended
CHF million, except for ratios		30.6.08	31.12.07	31.12.06	31.12.05	31.12.04	31.12.03

Pre-tax earnings from continuing operations	[1]	(16 177)	(4 385)	13 654	11 473	9 052	6 721

Add: Fixed charges		35 321	104 795	81 800	50 576	28 293	28 607
Pre-tax earnings before fixed charges		19 144	100 410	95 454	62 049	37 345	35 328

Fixed charges:

Interest		34 837	103 775	80 880	49 758	27 484	27 784

Other	[2]	484	1 020	920	818	809	823

Total fixed charges		35 321	104 795	81 800	50 576	28 293	28 607

Ratio of earnings to fixed charges		0.54	0.96	1.17	1.23	1.32	1.23

1	Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate and minority interest income and the addition of dividends received from associates.

2	Other fixed charges is the interest component of rental expense.

Additional Notes to the Financial Statements (unaudited)

Supplemental Guarantor Consolidating Income Statement (June 2008)

CHF million
	UBS AG	UBS
	Parent	Americas		Consolidating	UBS
For the six months ended 30 June 2008	Bank [1]	Inc.	Subsidiaries	Entries	Group

Operating income

Interest income	28 527	13 150	16 341	(20 266)	37 752

Interest expense	(27 742)	(11 609)	(15 752)	20 266	(34 837)

Net interest income	785	1 541	589	0	2 915

Credit loss (expense) / recovery	(32)	(297)	0	0	(329)

Net interest income after credit loss expense	753	1 244	589	0	2 586

Net fee and commission income	5 382	4 075	2 979	0	12 436

Net trading income	(5 352)	(12 078)	2 244	0	(15 186)

Income from subsidiaries	(10 406)	0	0	10 406	0

Other income	532	555	(854)	0	233

Total operating income	(9 091)	(6 204)	4 958	10 406	69

Operating expenses

Personnel expenses	5 412	2 784	1 691	0	9 887

General and administrative expenses	1 292	2 757	1 025	0	5 074

Depreciation of property and equipment	389	76	93	0	558

Amortization of intangible assets	1	386	52	0	439

Total operating expenses	7 094	6 003	2 860	0	15 957

Operating profit from continuing operations before tax	(16 185)	(12 207)	2 097	10 406	(15 889)

Tax expense / (benefit)	(4 248)	(212)	334	0	(4 126)

Net profit / (loss) from continuing operations	(11 937)	(11 995)	1 763	10 406	(11 763)

Net profit / (loss) from discontinued operations	43	0	135	0	178

Net profit / (loss)	(11 893)	(11 995)	1 898	10 406	(11 584)

Net profit / (loss) attributable to minority interests	0	(2)	(307)	0	(309)

Net profit / (loss) attributable to UBS shareholders	(11 893)	(11 997)	1 591	10 406	(11 893)

1	UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Additional Notes to the Financial Statements (unaudited)

Supplemental Guarantor Consolidating Income Statement (June 2007)

CHF million
	UBS AG	UBS
	Parent	Americas		Consolidating	UBS
For the six months ended 30 June 2007	Bank [1]	Inc.	Subsidiaries	Entries	Group

Operating income

Interest income	37 862	24 739	27 392	(35 040)	54 953

Interest expense	(36 959)	(24 159)	(26 738)	35 040	(52 816)

Net interest income	903	580	654	0	2 137

Credit loss (expense) / recovery	37	(22)	0	0	15

Net interest income after credit loss expense	940	558	654	0	2 152

Net fee and commission income	6 648	5 158	3 304	0	15 110

Net trading income	8 666	(203)	578	0	9 041

Income from subsidiaries	1 567	0	0	(1 567)	0

Other income	770	909	1 518	0	3 197

Total operating income	18 591	6 422	6 054	(1 567)	29 500

Operating expenses

Personnel expenses	7 309	4 904	2 134	0	14 347

General and administrative expenses	1 493	1 697	982	0	4 172

Depreciation of property and equipment	472	70	80	0	622

Amortization of intangible assets	2	51	95	0	148

Total operating expenses	9 276	6 722	3 291	0	19 289

Operating profit from continuing operations before tax	9 315	(300)	2 763	(1 567)	10 211

Tax expense / (benefit)	1 002	28	567	0	1 597

Net profit / (loss) from continuing operations	8 313	(328)	2 196	(1 567)	8 614

Net profit / (loss) from discontinued operations	265	0	10	0	275

Net profit / (loss)	8 578	(328)	2 206	(1 567)	8 889

Net profit / (loss) attributable to minority interests	0	(52)	363	0	311

Net profit / (loss) attributable to UBS shareholders	8 578	(276)	1 843	(1 567)	8 578

1	UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Additional Notes to the Financial Statements (unaudited)

Supplemental Guarantor Consolidating Balance Sheet (June 2008)

CHF million
	UBS AG	UBS
	Parent	Americas		Consolidating	UBS
As of 30 June 2008	Bank [1]	Inc.	Subsidiaries	Entries	Group

Assets

Cash and balances with central banks	7 861	23	8 513	0	16 397

Due from banks	115 385	16 316	180 854	(256 096)	56 459

Cash collateral on securities borrowed	92 567	123 491	36 127	(93 084)	159 101

Reverse repurchase agreements	318 498	132 446	281 886	(322 963)	409 867

Trading portfolio assets	228 244	140 913	59 370	(6 480)	422 047

Trading portfolio assets pledged as collateral	94 808	17 200	1 597	0	113 605

Positive replacement values	506 976	22 180	230 914	(264 628)	495 442

Financial assets designated at fair value	5 217	7 275	11 755	(12 564)	11 683

Loans	346 130	42 927	34 345	(83 040)	340 362

Financial investments available-for-sale	2 540	775	1 062	0	4 377

Accrued income and prepaid expenses	5 492	2 960	5 178	(4 349)	9 281

Investments in associates	45 058	138	53	(43 883)	1 366

Property and equipment	5 293	955	1 118	0	7 366

Goodwill and intangible assets	256	9 085	3 994	0	13 335

Other assets	14 324	4 406	5 309	(7 092)	16 947

Total assets	1 788 649	521 090	862 075	(1 094 179)	2 077 635

Liabilities

Due to banks	217 565	85 686	76 734	(256 096)	123 889

Cash collateral on securities lent	41 654	47 848	29 291	(93 084)	25 709

Repurchase agreements	77 939	215 140	267 409	(322 963)	237 525

Trading portfolio liabilities	97 450	47 659	5 715	(6 480)	144 344

Negative replacement values	511 715	22 229	234 666	(264 628)	503 982

Financial liabilities designated at fair value	125 979	11 394	36 300	(12 564)	161 109

Due to customers	450 435	82 277	106 551	(83 040)	556 223

Accrued expenses and deferred income	9 693	3 800	4 878	(4 349)	14 022

Debt issued	178 995	1 116	27 247	0	207 358

Other liabilities	17 823	5 389	35 060	(7 092)	51 180

Total liabilities	1 729 248	522 538	823 851	(1 050 296)	2 025 341

Equity attributable to UBS shareholders	59 401	(3 943)	32 708	(43 883)	44 283

Minority interests	0	2 495	5 516	0	8 011

Total equity	59 401	(1 448)	38 224	(43 883)	52 294

Total liabilities and equity	1 788 649	521 090	862 075	(1 094 179)	2 077 635

1	UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Additional Notes to the Financial Statements (unaudited)

Supplemental Guarantor Consolidating Balance Sheet (December 2007)

CHF million
	UBS AG	UBS
	Parent	Americas		Consolidating	UBS
As of 31 December 2007	Bank [1]	Inc.	Subsidiaries	Entries	Group

Assets

Cash and balances with central banks	8 530	109	10 154	0	18 793

Due from banks	154 138	16 530	200 488	(310 249)	60 907

Cash collateral on securities borrowed	117 312	166 479	53 672	(130 400)	207 063

Reverse repurchase agreements	292 839	106 775	266 470	(289 156)	376 928

Trading portfolio assets	354 200	170 977	84 884	0	610 061

Trading portfolio assets pledged as collateral	103 971	55 842	4 498	0	164 311

Positive replacement values	436 271	16 770	192 144	(216 968)	428 217

Financial assets designated at fair value	5 510	7 149	8 421	(9 315)	11 765

Loans	370 274	41 398	43 584	(119 392)	335 864

Financial investments available-for-sale	2 611	980	1 375	0	4 966

Accrued income and prepaid expenses	7 379	4 369	4 883	(4 678)	11 953

Investments in associates	28 049	139	150	(26 359)	1 979

Property and equipment	5 352	959	923	0	7 234

Goodwill and intangible assets	276	10 516	3 746	0	14 538

Other assets	13 725	5 135	4 951	(5 622)	18 189

Total assets	1 900 437	604 127	880 343	(1 112 139)	2 272 768

Liabilities

Due to banks	246 977	114 066	94 968	(310 249)	145 762

Cash collateral on securities lent	45 055	64 281	52 685	(130 400)	31 621

Repurchase agreements	105 750	238 880	250 413	(289 156)	305 887

Trading portfolio liabilities	111 955	51 904	929	0	164 788

Negative replacement values	456 631	16 333	187 543	(216 968)	443 539

Financial liabilities designated at fair value	146 701	14 947	39 520	(9 315)	191 853

Due to customers	555 694	87 534	118 056	(119 392)	641 892

Accrued expenses and deferred income	13 276	8 242	5 310	(4 678)	22 150

Debt issued	168 266	3 478	50 333	0	222 077

Other liabilities	19 057	5 511	42 083	(5 622)	61 029

Total liabilities	1 869 362	605 176	841 840	(1 085 780)	2 230 598

Equity attributable to UBS shareholders	31 075	(3 373)	33 876	(26 359)	35 219

Minority interests	0	2 324	4 627	0	6 951

Total equity	31 075	(1 049)	38 503	(26 359)	42 170

Total liabilities and equity	1 900 437	604 127	880 343	(1 112 139)	2 272 768

1	UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

Additional Notes to the Financial Statements (unaudited)

Additional Notes to the Financial Statements (unaudited)

Supplemental Guarantor Consolidating Cash Flow Statement (June 2008)

CHF million
			UBS
		UBS AG	Americas		UBS
For the six month-period ended 30 June 2008		Parent Bank [1]	Inc.	Subsidiaries	Group

Net cash flow from / (used in) operating activities		(34 446)	(1 056)	28 891	(6 611)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates		(1 111)	0	0	(1 111)

Disposal of subsidiaries and associates		1 183	0	0	1 183

Purchase of property and equipment		(486)	(169)	(359)	(1 014)

Disposal of property and equipment		48	1		49

Net (investment in) / divestment of financial investments available-for-sale		(218)	41	88	(89)

Net cash flow from / (used in) investing activities		(584)	(127)	(271)	(982)

Cash flow from / (used in) financing activities

Net money market paper issued/ (repaid)		(4 272)	(682)	(19 021)	(23 975)

Net movements in treasury shares and own equity derivative activity		910	0	0	910

Capital issuance	[2]	26 380	0	0	26 380

Dividends paid		0	0	0	0

Issuance of long-term debt, including financial liabilities designated at fair value		54 721	0	3 653	58 374

Repayment of long-term debt, including financial liabilities designated at fair value		(28 161)	(3 558)	(8 639)	(40 358)

Increase in minority interests		0	301	1 368	1 669

Dividend payments to / purchase from minority interests		0	(85)	(327)	(412)

Net activity in investments in subsidiaries		(10 770)	11 486	(716)	0

Net cash flow from / (used in) financing activities		38 808	7 462	(23 682)	22 588

Effects of exchange rate differences		(16 625)	(636)	(6 364)	(23 625)

Net increase / (decrease) in cash and cash equivalents		(12 847)	5 643	(1 426)	(8 630)

Cash and cash equivalents, beginning of the period		109 110	15 532	24 463	149 105

Cash and cash equivalents, end of the period		96 263	21 175	23 037	140 475

Cash and cash equivalents comprise:

Cash and balances with central banks		7 861	23	8 513	16 397

Money market paper	[3]	50 470	18 463	3 952	72 885

Due from banks with original maturity of less than three months		37 932	2 689	10 572	51 193

Total		96 263	21 175	23 037	140 475

1	UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Includes cash flows resulting from the issuance of mandatory convertible notes through subsidiaries.

3	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 2,963 million was pledged at 30 June 2008.

Additional Notes to the Financial Statements (unaudited)

Supplemental Guarantor Consolidating Cash Flow Statement (June 2007)

CHF million
			UBS
		UBS AG	Americas		UBS
For the six month-period ended 30 June 2007		Parent Bank [1]	Inc.	Subsidiaries	Group

Net cash flow from / (used in) operating activities		(8 817)	(9 278)	(22 601)	(40 696)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates		(1 157)	0	0	(1 157)

Disposal of subsidiaries and associates		107	0	0	107

Purchase of property and equipment		(478)	(372)	(159)	(1 009)

Disposal of property and equipment		22	26	62	110

Net (investment in) / divestment of financial investments available-for-sale		4 545	168	713	5 426

Net cash flow from / (used in) investing activities		3 039	(178)	616	3 477

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)		519	1 756	23 097	25 372

Net movements in treasury shares and own equity derivative activity		(1 940)	0	0	(1 940)

Dividends paid		(4 275)	0	0	(4 275)

Issuance of long-term debt, including financial liabilities designated at fair value		61 776	3 341	1 577	66 694

Repayment of long-term debt, including financial liabilities designated at fair value		(33 745)	(379)	(2 751)	(36 875)

Increase in minority interests		0	9	4	13

Dividend payments to / purchase from minority interests		0	(43)	(284)	(327)

Net activity in investments in subsidiaries		(3 215)	(141)	3 356	0

Net cash flow from / (used in) financing activities		19 120	4 543	24 999	48 662

Effects of exchange rate differences		3 245	56	1 031	4 332

Net increase / (decrease) in cash and cash equivalents		16 587	(4 857)	4 045	15 775

Cash and cash equivalents, beginning of the period		102 548	14 129	19 413	136 090

Cash and cash equivalents, end of the period		119 135	9 272	23 458	151 865

Cash and cash equivalents comprise:

Cash and balances with central banks		4 970	42	931	5 943

Money market paper	[2]	84 196	6 587	10 684	101 467

Due from banks with original maturity of less than three months		29 969	2 643	11 843	44 455

Total		119 135	9 272	23 458	151 865

1	UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS.

2	Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments available-for-sale. CHF 1,825 million was pledged at 30 June 2007.

Additional Notes to the Financial Statements (unaudited)

Guarantee of Other Securities

UBS AG, acting through wholly owned finance subsidiaries, has issued the following trust preferred securities:

USD billion, unless otherwise indicated			Outstanding as of 30.6.08
Issuing Entity	Type of security		Date issued	Interest (%)	Amount

UBS Preferred Funding Trust I	Trust preferred securities		October 2000	8.622	1.5

UBS Preferred Funding Trust II	Trust preferred securities	[1]	June 2001	7.247	0.5

UBS Preferred Funding Trust IV	Floating rate noncumulative trust preferred securities		May 2003	one-month LIBOR + 0.7	0.3

UBS Preferred Funding Trust V	Trust preferred securities		May 2006	6.243	1.0

1	In June 2006, USD 300 million (at 7.25%) of Trust preferred securities also issued in June 2001 were redeemed.

UBS AG has fully and unconditionally guaranteed all of these securities. UBS’s obligations under the trust preferred securities guarantees are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 30 June 2008, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 2,009 billion.

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Marcel Rohner
	Name:	Marcel Rohner
	Title:	Group Chief Executive Officer

By:	/s/ Marco Suter
	Name:	Marco Suter
	Title:	Group Chief Financial Officer

Date: August 12, 2008